As filed with the Securities and Exchange Commission on April 22, 2011

Registration Statement File No. 333-169255

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MULTIBAND CORPORATION
(Exact name of registrant as specified in its charter)

Minnesota	4813	41-1255001
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
incorporation or organization)	Classification Code Number)	Number)

9449 Science Center Drive
New Hope, MN 55428
(763) 504-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James L. Mandel
Chief Executive Officer
Multiband Corporation
9449 Science Center Drive
New Hope, MN 55428
(763) 504-3000

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Philip T. Colton		W. Morgan Burns
Karen V. Bertulli	Steven M. Bell Esq.	Jonathan R. Zimmerman
Winthrop & Weinstine, P.A.	Multiband Corporation	Faegre & Benson LLP
225 South Sixth Street, Suite 3500	9449 Science Center Drive	2200 Wells Fargo Center
Minneapolis, Minnesota 55402	New Hope, MN 55428	90 South Seventh Street
Telephone: (612) 604-6400		Minneapolis, Minnesota 55402
Facsimile: (612) 604-6800		Telephone: (612) 766-7000
Facsimile: (612) 766-1600

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amounts to be Registered (shares) (1)(2)	Proposed Maximum Offering Price Per Security (3)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee(2)(3)
Shares of Common Stock, par value $0.001 per share	11,500,000 shares	$3.85	$44,275,000	$5,141

(1)  Includes 1,500,000 shares of common stock issuable upon exercise of the underwriters’ over-allotment option.

(2)  This Amendment No. 2 to Form S-1 refers to an offering of 10,000,000 shares of our common stock (not including the 1,500,000 shares of common stock issuable upon exercise of the underwriters’ over-allotment option).  The Company previously paid a $627 filing fee to register 4,911,122 shares.  The balance of the filing fee of $4,514 will be paid for the 6,588,878 additional shares being registered.

(3)  Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act.  The proposed maximum offering price per share and proposed maximum aggregate offering price are based upon the average of the high, or $3.97, and low, or $3.73, sales prices of our common stock on April 20, 2011, as reported by NASDAQ.  It is not known how many shares of our common stock will be sold under this registration statement or at what price or prices such shares will be sold.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), SHALL DETERMINE.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 22, 2011

MULTIBAND CORPORATION

10,000,000 Shares

Common Stock
Multiband Corporation is offering 3,094,932 shares and DirecTECH Holding Co, Inc., the selling shareholder, is offering 6,905,068 shares.  Our common stock is listed on the NASDAQ Capital Market under the symbol “MBND.”  On April 20, 2011, the last reported sale price of our common stock was $3.86 per share.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 7 of this prospectus.

	Per Share	Total
Price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Multiband Corporation	$	$
Proceeds, before expenses, to the selling shareholder	$	$

The underwriters have a 30-day option to purchase up to an aggregate of 1,500,000 additional shares of common stock from us at the public offering price, less the underwriting discount, to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on              , 2011.

Sole Book-Running Manager
Craig-Hallum Capital Group

Co-Manager
Northland Capital Markets

The date of this prospectus is             , 2011

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1

RISK FACTORS	7

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS	13

USE OF PROCEEDS	14

MARKET PRICE AND DIVIDEND INFORMATION	14

CAPITALIZATION	15

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION	16

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	17

BUSINESS	26

MANAGEMENT	29

RELATED PARTY TRANSACTIONS	31

PRINCIPAL AND SELLING SHAREHOLDER	33

DESCRIPTION OF CAPITAL STOCK	34

UNDERWRITING	38

LEGAL MATTERS	39

EXPERTS	39

INCORPORATION OF DOCUMENTS BY REFERENCE	40

WHERE YOU CAN FIND MORE INFORMATION	40

INDEX TO FINANCIAL STATEMENTS	F-1

PROSPECTUS SUMMARY

The following summary highlights basic information about us and this offering. This summary does not contain all of the information you should consider before making a decision to invest in our common stock. You should review this entire prospectus carefully, including the risks of investing in our common stock discussed in the “Risk Factors” section of this prospectus and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

Our Company

Overview

We are a leading national provider of technical installation and fulfillment services to both residential and commercial properties.  We operate in 32 states with 28 field offices and employ approximately 3,200 people.  Our Company has two operating segments: 1) Home Service Provider (HSP), which primarily installs DirecTV video services for residents of single family homes, and 2) Multi-Dwelling Unit (MDU), which provides voice, data and video services to residents of multiple dwelling units.  We are the nation’s second largest independent DirecTV service provider in the HSP market and the largest nationwide DirecTV master system operator in the MDU market.  We operate a call center facility to support our MDU segment and have developed proprietary call center support and billing software applications.  Our strategy is to leverage our current infrastructure, workforce, technology, and national footprint to support our growth initiatives.  For the fiscal year ended December 31, 2010, we generated revenue of $265.6 million and adjusted EBITDA of $21.8 million.  Approximately 91% ($242.1 million) of our revenue during this period was generated by installing DirecTV services in single family residences.

Home Service Provider (HSP Segment)

Through our HSP segment, we generate revenue from the installation and service of DirecTV video programming for residents of single family homes in our territory.  The HSP segment functions as a fulfillment arm for DirecTV, who directly bills the video subscribers.      Over the last twelve months, we completed more than 1.6 million installation and service calls for DirecTV.  In addition to our DirecTV fulfillment services, we provide other home installation services including home security systems and internet.  In the future, we intend to leverage the national footprint and technical expertise of our HSP segment to support our growth initiatives in the MDU segment and provide installation services to corporations and government agencies.

Multi-Dwelling Unit (MDU Segment)

Through our MDU segment, we serve as a master system operator for DirecTV, which allows us to offer satellite television services to residents of multi-dwelling units directly and through a network of affiliated operators.  The MDU segment also offers bundled services for voice, data and video directly to residents in the MDU market.  Our primary customers in the MDU segment are property owners/managers who are focused on delivering their residents (our end users) reliability, quality service, short response times, minimized disruptions and alterations on the property, and value added services.  Our contracts with the property owner typically run three to ten years pursuant to right-of-entry agreements between property owners and us.  Within this segment, we also offer our internal support center and billing platform to service third party clients.  As of March 31, 2011, we had approximately 105,000 owned and managed subscribers, with an additional 46,000 subscribers supported by the support center.

DirecTECH Acquisition

In December 2009, we completed the acquisition of all of DirecTECH Holding Company, Inc. (DTHC) operating subsidiaries (DirecTECH) for an aggregate consideration of approximately $50.4 million which was comprised of cash, shares of our preferred stock and a promissory note issued by us to the seller.  The note balance as of December 31, 2010 was $29.4 million.  DirecTECH was a leading national provider of DirecTV satellite television installation and other services for residents of single family homes.

Recent Performance

We have significantly improved our operational and financial performance following the acquisition and successful integration of DirecTECH:

•	Reduced operating expenses by $24.3 million during the fiscal year ended December 31, 2010 compared to the fiscal year ended December 31, 2009;

•	Increased adjusted EBITDA to $21.8 million during the fiscal year ended December 31, 2010 from $4.0 million during the fiscal year ended December 31, 2009; and

•
Increased diluted income (loss) per common share to $0.92 (includes a deferred tax benefit of $7.5 million, or $0.48 per diluted share, resulting from the release of a portion of the valuation allowance on our deferred income tax assets) during the fiscal year ended December 31, 2010 from ($1.04) during the fiscal year ended December 31, 2009.

Adjusted earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA, is a non-GAAP financial measure.  See “Summary Financial Data” for reconciliation to net income.

Our Competitive Strengths

National Footprint.  We operate in 32 states with 28 field offices and employ approximately 3,200 people.  We believe our size and geographic reach are important to our customers who typically prefer to work with national service providers rather than multiple regional service providers.

Strong Affiliate Relationships.  We have established strategic relationships with key providers of voice, video and data services, including DirecTV, AT&T, WildBlue, and HughesNet.  In addition, we are an indirect and passive recipient of our affiliates’ marketing initiatives and brand reputation.

Superior Customer Service and Technical Expertise.  We believe we differentiate ourselves from the competition by providing a high level of customer service.  Our internally developed training courses are designed to prepare employees for the complexities of their work environment and uphold high standards of professionalism and courtesy.  Our corporate philosophy is to continuously expand the skill-sets of our employees through ongoing training programs and certifications in the latest technologies.  We believe this enables us to retain our employees (which helps control training expense), deliver the highest performance results in the field, and to respond quickly to industry changes.  We believe our superior customer service and technical expertise is an advantage when competing for new business and strengthens our existing customer relationships which can lead to new service opportunities or contract extensions.

Proprietary Technology.  We believe our proprietary call center support and billing software applications significantly improve operational efficiency and customer satisfaction while also providing a source of on-going revenue.  Our billing software applications provide a significant competitive advantage over rival service providers in the MDU market who are incapable of offering bundled billing services for voice, video and data.

Strong Position in Growing MDU Market.  We are currently the largest nationwide DirecTV master system operator in the MDU market and believe we are well positioned to capitalize on the emerging growth opportunities in the underpenetrated market for satellite television in MDU properties.  Historically, there were significant barriers to entry in the MDU market for satellite television providers.  Over the last few years, these barriers were removed through advancements in technology which significantly lowered equipment costs and changes in the regulatory environment.  Through our strategic partnerships, we are capable of offering bundled services for voice, video, and data to MDU properties.  With our proprietary billing software, we are able to send MDU tenants a single bill for bundled services rather than separate bills for each service.  Our call center is equipped with the latest technologies and has the capacity to handle significant growth as we continue to scale our operations.

Key Personnel and Infrastructure to Support Growth.  We believe we have the personnel and infrastructure in place to support our current growth strategies.  We have built strong financial, operational and technological teams to oversee our business segments, and we have made significant investments in technology to support our expansion in the MDU market.  We have also invested in technician training and development programs to execute our growth strategies.

Management Team.  We are led by a management team with expertise in finance, operations, and technology.  Each member of our senior management team has been with Multiband for more than 10 years and has more than 25 years of industry experience.

Our Strategies

Our strategies are centered on leveraging our existing infrastructure and improving operational efficiencies.  The key elements of our business strategies are:

•
Grow Our MDU Business.  We believe that we are well positioned to support DirecTV’s growth initiatives in the MDU market because we are currently the largest nationwide MDU master system operator and we have invested significant time, effort, and capital into developing our MDU infrastructure.  Our intent is to work closely with DirecTV and substantially grow this segment of our business by targeting middle to high-end rental properties and resort area condominiums.  We will target properties that range from 50 to 150 units on a contiguous MDU property for television and internet access only.  We will survey properties that exceed 150 units for the feasibility of local and long distance telephone services.

•
Expand Our Installation & Fulfillment Services.  We believe our national footprint and technical expertise uniquely position us to expand into new installation and fulfillment services for corporations, government agencies and residential properties.  Expanding our installation services would allow us to better leverage our fixed costs and improve operating margins.  We continue to evaluate opportunities to expand into new installation services and will pursue those opportunities that are strategically and financially viable.

•
Improve Operational Efficiencies.  We intend to continue improving our profitability and cash flow by reducing technician turnover, maintaining strict inventory control systems, improving our training and safety programs to reduce insurance and other costs, reducing fleet fuel usage, and optimizing vehicle leasing terms.

•
Pursue Strategic Acquisitions.  We intend to pursue strategic acquisitions that expand the scope of our service offerings, allow us to expand our operations into new geographic areas or strengthen our position in our existing geographic markets.

Risk Factors

Our business is subject to a number of risks discussed under the heading “Risk Factors” and elsewhere in this prospectus.  The principal risks facing our business include, among others, our dependence on DirecTV, changes in technology, and economic conditions limiting the ability of DirecTV’s customers to purchase upgrades and installations.  In addition, we have a history of inconsistent profitability, a working capital deficiency, a retained deficit, and significant long-term debt.  There are also several risks relating to this offering and the ownership of our common stock.  You should carefully consider these factors, as well as all of the other information set forth in this prospectus.   See “Risk Factors.”

Corporate Information

We are a Minnesota corporation formed in September 1975.  Our principal executive offices are located at 9449 Science Center Drive, New Hope, Minnesota 55428, and our telephone number is (763) 504-3000.  Our website address is www.multibandusa.com.  The information on, or that may be accessed through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.  As used in this prospectus, references to “we,” “our,” “us,” “Multiband” and “the Company” refer to Multiband Corporation unless the context indicates otherwise.

The Offering

Common stock offered by us	3,094,932 shares
Common Stock offered by the selling shareholder	6,905,068 shares
Common Stock to be outstanding after the offering	18,574,791 shares
Over-allotment option	The underwriters have a 30 day option to purchase up to 1,500,000 additional shares of common stock from us.
Use of proceeds
We intend to use the proceeds from the sale of stock for working capital and other general corporate purposes, including potential future acquisitions and redemption of our 15% Class E Cumulative Preferred Stock, which are currently owned by two of our directors, for approximately $1.95 million.  We will not receive any proceeds from the sale of shares of common stock by the selling shareholder.  See “Use of Proceeds.”

Unless otherwise indicated, the number of shares of our common stock that will be outstanding immediately after this offering is based on 10,479,859 shares of common stock outstanding as of March 31, 2011, and excludes, as of March 31, 2011:

•
shares issuable under our 1999 Stock Compensation Plan, including 2,617,078 shares of common stock issuable upon the exercise of outstanding stock options (of which 696,239 are exercisable) at a weighted average exercise price of $2.65 per share and 271,463 unvested restricted stock grants with a weighted average grant date fair value of $2.12;

•
shares issuable under our 2000 Non-Employee Director Stock Compensation Plan, including 356,620  shares of common stock issuable upon the exercise of outstanding stock options (all of which are exercisable) at a weighted average exercise price of $3.48 per share;

•	422,444 shares of common stock issuable upon the exercise of outstanding warrants (all of which are exercisable) at a weighted average exercise price of $4.03 per share; and

•	244,471 shares of common stock issuable upon conversion of convertible preferred stock (not including Class J preferred stock).

Except as otherwise noted, all information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option;

•	the conversion of all outstanding shares of our Class J Cumulative Convertible Preferred into an aggregate of 5,000,000 shares of common stock upon completion of this offering;

•	an assumed offering price of $3.86 per share (the closing sale price of our common stock on the NASDAQ Capital Market on April 20, 2011); and

•	that no options, warrants or shares of common stock were issued after March 31, 2011 and that no outstanding options or warrants were exercised after March 31, 2011.

Summary Financial Data

The following tables set forth, for the periods and dates indicated, our summary financial data.  The summary financial data has been derived from our audited historical consolidated financial statements and accompanying notes as of and for the years ended December 31, 2010, 2009 and 2008 included elsewhere in this prospectus.  The results included here and elsewhere in this prospectus are not necessarily indicative of future performance.

	Year Ended
(in thousands except share and per share amounts)	December 31, 2010(1)	December 31, 2009(1)	December 31, 2008(1)

Statement of Operations Data :
Revenue	$265,594	$268,994	$42,986

Costs and expenses:
Cost of products and services	186,294	207,533	28,426
Selling, general and administrative	57,173	57,778	10,500
Depreciation and amortization	8,298	10,906	3,025
Impairment of assets	160	-	132
Total costs and expenses	251,925	276,217	42,083

Income (loss) from operations	13,669	(7,223)	903
Other income (expense)	(4,091)	(3,748)	1,826
Income (loss) before taxes and noncontrolling interest	9,578	(10,971)	2,729
Provision (benefit) for income taxes (2)	(5,116)	406	1,132
Net income (loss)	14,694	(11,377)	1,597
Non-controlling interest	-	(1,727)	652
Preferred stock dividends	1,488	370	4,088
Net Income (loss) attributable to common stockholders	$13,206	$(10,020)	$(3,143)

Net income (loss) per share attributable to common stockholders:
Basic	$1.32	$(1.04)	$(0.34)
Diluted	$0.92	$(1.04)	$(0.34)
Weighted average number of shares outstanding:
Basic	10,016,717	9,665,316	9,302,570
Diluted	15,617,353	9,665,316	9,302,570

Other Financial Data :
Adjusted EBITDA (3)	$21,838	$3,954	$6,811

	December 31, 2010	December 31, 2009	December 31, 2008
Balance Sheet Data :
Current assets	$40,689	$26,217	$18,732
Total assets	111,668	99,531	26,043
Current liabilities	52,992	54,813	16,275
Long-term accrued liabilities	3,697	4,415	-
Long-term debt and long-term capital lease obligations, net	34,736	35,200	655
Stockholders’ equity	20,243	5,103	5,642

(1)
Multiband’s acquisition of the operating subsidiaries of DTHC was completed in three stages: (1) on March 1, 2008, Multiband acquired a 51% interest in Michigan Microtech, Inc. from DTHC, (2) on January 2, 2009, Multiband acquired an additional 29% interest in Michigan Microtech, Inc. and an 80% interest in the other operating subsidiaries of DTHC, and (3) on December 17, 2009 Multiband acquired the remaining 20% interest in the operating subsidiaries of DTHC.  These acquisitions produced material changes to Multiband’s balance sheet and statement of operations data as of and for the years ended December 31, 2010, 2009 and 2008.

(2)
Fiscal year 2010 includes a deferred tax benefit of $7.5 million, or $0.75 per basic share and $0.48 per diluted share, resulting from the release of a portion of the valuation allowance on our deferred income tax assets.

(3)
Adjusted EBITDA is a supplemental non-GAAP financial measure.  Adjusted EBITDA is equal to net income (loss) attributable to Multiband excluding: (a) non operating losses (gains); (b) interest expense; (c) depreciation and amortization; (d) impairment of assets; and (e) income taxes.  The most directly comparable GAAP measure to adjusted EBITDA in Multiband’s case is net income (loss).  The following table reconciles net income (loss) attributable to Multiband to adjusted EBITDA for the periods presented:

	Year Ended
(in thousands)	December 31, 2010(1)	December 31, 2009(1)	December 31, 2008(1)

Other Financial Data :
Net income (loss)	$14,694	$(11,377)	$1,597
Non-operating losses (gains)	(400)	(85)	268
Adjusted net income	14,294	(11,462)	1,865

Interest expense	4,202	4,104	657
Depreciation and amortization	8,298	10,906	3,025
Impairment of assets	160	-	132
Provision (benefit) for income taxes	(5,116)	406	1,132
Adjusted EBITDA	$21,838	$3,954	$6,811

Multiband, as is common in its industry, uses adjusted EBITDA as a measure of performance to demonstrate earnings exclusive of interest and certain non-cash events.  Multiband manages its business based on its cash flows.  Multiband, in its daily management of its business affairs and analysis of its monthly, quarterly and annual performance, makes its decisions based on cash flows, not on the amortization of assets obtained through historical activities.  Multiband, in managing its current and future affairs, cannot affect the amortization of the intangible assets to any material degree, and therefore uses adjusted EBITDA as its primary management guide.  Since an outside investor may base its evaluation of Multiband’s performance based on Multiband’s net income or loss not its cash flows, there is a limitation to the adjusted EBITDA measurement.  Adjusted EBITDA is not, and should not be considered, an alternative to net income or loss, loss from operations, or any other measure for determining operating performance of liquidity, as determined under accounting principles generally accepted in the United States (GAAP).

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the following risk factors and all the other information contained in this prospectus before you decide to buy our common stock.  If any of the following risks related to our business were to occur, our business, financial condition or operating results could be materially and adversely affected.  The market price of our common stock could decline due to any of these risks and uncertainties and you may lose part or all of your investment.

Risks Related to Our Business

Multiband’s HSP operating segment is highly dependent on its strategic alliance with DirecTV, and a major alteration or termination of that alliance could adversely affect Multiband’s business.

Our Home Service Provider (HSP) segment currently provides approximately 91% of our total revenues and these revenues are dependent on our relationship with DirecTV.  Accordingly, we are highly dependent on our HSP agreement with DirecTV.  The Company’s HSP agreement with DirecTV was renewed on October 1, 2010 and terminates September 30, 2014.  The term of this agreement with DirecTV will automatically renew for additional one year periods unless either party gives written notice of termination at least 90 days in advance of expiration of the then current term.  The agreement can be terminated on 180 days’ notice by either party.  DirecTV may also change the terms of their agreement with us, among other things, to change our service areas and/or pricing, both of which have occurred in the past.  The terms of the HSP agreement also contain specific operational requirements that impact how we provide service to and interact with DirecTV customers, and which requirements directly affect how we budget, strategize and operate as a business.  Some of these requirements include, but are not limited to: (a) required uniforms/appearance and tools for technicians; (b) limitations on advertising and signage utilized by us; (c) fleet specifications; (d) call center operations (response times, minimum hours of operation); (e) technician training and education standards; and (f) required hardware.  Further, any adverse alteration or any termination of our HSP agreement with DirecTV would have a material adverse effect on our business.  In addition, the number of DirecTV jobs that we completed in 2010 was lower than the number completed in 2009, and we are forecasting an even lower number of DIRECTV jobs in 2011.  A significant decrease in the number of DIRECTV jobs in our HSP segment could have a material adverse effect on our business, financial condition and results of operations.

Multiband’s HSP operating segment’s profitability is highly dependent on meeting DirecTV’s performance incentive metrics, which form DirecTV’s discretionary incentive and discount programs.

The HSP agreement with DirecTV includes performance incentive metrics generally related to customer satisfaction pursuant to which we are eligible to, and have received, significant additional revenue for superior performance, and for which we could be charged for poor performance.  Such revenue increased from $7.9 million in 2009 to $13.9 million in 2010.  We have built our operations, including our training program and compensation structure, around meeting and satisfying the conditions, thresholds, and requirements of DirecTV’s incentive and discount programs.  DirecTV may modify the terms of these programs, or discontinue these programs, at any time.  Any modification or discontinuance of these programs would have a material adverse effect on our business because our cost structure and strategy are tied to the programs.

Our HSP revenues could be negatively affected by reduced support from DirecTV.

In addition, DirecTV conducts promotional and marketing activities on national, regional and local levels.  Due to our substantial dependence on DirecTV, our revenues depend, in significant part, on (i) the overall reputation and success of DirecTV; (ii)  the incentive and discount programs provided by DirecTV and its promotional and marketing efforts for its products and services; (iii) the goodwill associated with DirecTV trademarks; (iv) the introduction of new and innovative products by DirecTV; (v) the manufacture and delivery of competitively-priced, high quality equipment and parts by DirecTV in quantities sufficient to meet customers' requirements on a timely basis; (vi) the quality, consistency and management of the overall DirecTV system; and (vii) the ability of DirecTV to manage its risks and costs.  If DirecTV does not provide, maintain or improve any of the foregoing, if DirecTV changes the terms of its incentive and discount programs, or if DirecTV were sold or reduced or ceased operations, there could be a material adverse effect on our financial condition and results of operations even though alternate providers of satellite television services exist.

Multiband’s Multiple Dwelling Unit (MDU) business strategy is also highly dependent on its strategic alliance with DirecTV.

In connection with our MDU business segment, we are operating under a prior Master System Operator (MSO) agreement with DirecTV.  The initial term of the prior MSO agreement expired in August 2008, and we are currently negotiating a longer term agreement.  Similar to the terms of the HSP agreement, material terms of the prior MSO agreement regarding term, termination, pricing and service areas were subject to change, oftentimes in DirecTV’s discretion.  Any adverse alteration or any termination of our current relationship with DirecTV with respect to our MDU segment could have a negative effect on our business.

Our MDU growth initiative may not be successful or profitable.

We have developed a growth initiative for our MDU segment and, since 2005, we have invested significant time, effort, and capital into developing our MDU infrastructure.  Our intent is to work closely with DirecTV to substantially grow this segment of our business.  While we have invested in this segment and intend to continue to do so, and while we believe DirecTV has made the MDU market a focus for its growth, there is no guarantee that we will be able to achieve success or profitability in this business segment, or that we will achieve a return on any additional investments that we make in this segment.  If we are unable to achieve profitability in the MDU segment, it could have a negative effect on our financial condition and results of operations.

If Multiband’s acquisition plans are unsuccessful, we may not achieve our planned revenue growth.

We believe a significant portion of our future growth will depend on our ability to acquire additional companies because our recent organic revenue growth has been relatively flat.  Our ability to continue to grow through diversification of our current product and service offerings, entry into the specialty construction industry, and acquisition of additional DirecTV geographic areas of responsibility will be dependent upon the availability of suitable acquisition candidates at acceptable costs, our ability to compete effectively for available acquisition candidates and the availability of capital to complete the acquisitions.  We may not successfully identify suitable targets, or if we do, we may not be able to close the transactions, or if we close the transactions, they may not be profitable.

Multiband’s potential inability to successfully integrate acquired companies may adversely affect our financial results.

We have grown significantly through acquisitions in recent years and expect to continue to grow through acquisitions.  Management has expended, and expects to continue to expend, significant time and effort in evaluating, completing and integrating acquisitions and expanding into new geographic areas and there can be no assurance that our systems, procedures and controls will be adequate to support our expanding operations.  Once an acquisition is completed, we face many other risks commonly encountered with growth through acquisitions.  These risks include, but are not limited to, incurring significantly higher than anticipated capital expenditures and operating expenses; failing to assimilate the operations and personnel of the acquired companies, or failing to recruit and integrate new managers and possibly executive officers; disrupting our ongoing business; dissipating our management resources; failing to maintain uniform standards, controls and policies; and impairing relationships with employees and customers as a result of changes in management.  Fully integrating an acquired company into our operations and realization of the full benefit of our strategies, operating model and systems may take several years.  There can be no assurance that we will be successful in overcoming these risks or any other problems encountered with such acquisitions.  To the extent we do not successfully avoid or overcome the risks or problems related to acquisitions, our results of operations and financial condition could be adversely affected.  Future acquisitions also will have a significant impact on our financial position and capital needs, and could cause substantial fluctuations in our quarterly and yearly results of operations.  Acquisitions could include significant goodwill and intangible assets, which may result in future impairment or amortization charges that would reduce our earnings.

We will require additional debt financing or will be limited to stock-funded acquisitions in order to complete any material strategic acquisitions.

Even if we complete this offering, we will still require additional funding or will be limited to stock-funded acquisitions in order to complete any material strategic acquisitions.  There is no assurance that additional financing will be available in the amounts or at the times required, or if it is, on terms acceptable or favorable to us.  There is also no assurance that a target company would agree to a stock exchange or that our stock would not be diluted by such stock exchange.  Furthermore, stock-funded acquisitions would require the approval of DTHC under our agreements with DTHC.  If we are unable to obtain additional financing when and if needed or to do a stock exchange, our ability to grow through acquisitions will be impaired.

Marketplace pressures could curtail our operations.

We face competition from others who are competing for a share of the HSP and MDU markets, including other satellite companies, cable companies, telephone companies and other installers.  Some of these companies have significantly greater assets and resources than we do.  If we are unable to compete successfully with these companies, our market share could decrease, which decrease would have a material adverse effect on our business, financial condition and results of operations.

Changes in technology or consumer preference and demand could weaken Multiband’s competitiveness in the marketplace.

A portion of our projected future revenue is dependent on public acceptance of broadband and expanded satellite television services.  Acceptance of these services is partially dependent on the infrastructure of the internet and satellite television, which is beyond our control.  In addition, newer technologies, such as video-on-demand and delivery of programming content over the internet, are being developed, which could have a material adverse effect on our competitiveness in the marketplace if we are unable to adopt or deploy such technologies.

In addition, our business and operating results depend upon the overall appeal of DirecTV’s products and services to consumers.  A decline in the popularity of existing products and services or the failure of new products and services to achieve and sustain market acceptance could result in reduced overall revenues, which could have a material adverse effect on our financial condition and results of operations.  Consumer preferences with respect to entertainment are continuously changing, are difficult to predict and can vary over time.  There can be no assurance that any of DirecTV’s current products and services will continue to be popular for any significant period of time or that any new products and services will achieve commercial acceptance.  As such, changes in consumer preferences may cause our revenues and net income to vary, possibly significantly, between comparable periods.

Multiband’s operations historically have fluctuated due to a number of seasonal factors. As a result, Multiband’s results of operations may fluctuate significantly from quarter to quarter.

Variations in our revenues and operating results occur quarterly as a result of a number of factors, including customer engagements commenced and completed during a quarter, the number of business days in a quarter, employee hiring and utilization rates, the ability of customers to terminate engagements without penalty, the size and scope of assignments, and general economic conditions.  Because a significant portion of our expenses are relatively fixed, a variation in the number of customer engagements or the timing of the initiation or completion of those engagements cause significant fluctuations in operating results from quarter to quarter.  For example, revenues in the first quarter of 2010 were 16% lower than the revenues in the third quarter of 2010.

Multiband’s operating results can be negatively affected by weather conditions.

We perform a significant amount of our services outdoors.  Adverse weather conditions may affect productivity in performing services or may temporarily prevent us from performing services for our customers.  The affect of weather delays on projects that are under fixed price arrangements may be greater if we are unable to adjust the project schedule for such delays.  A reduction in productivity in any given period or our inability to meet guaranteed schedules may adversely affect the profitability of our services.

Nationwide economic conditions may limit consumers’ abilities to purchase our products and services in the future.

The United States is still experiencing overall adverse economic conditions.  While we believe this environment may actually assist us because consumers may stay home more for entertainment, if the country’s economic condition worsens, there is no guarantee that consumers will continue to purchase DirecTV at a constant level or at all, and the need for our services may diminish, possibly materially.  In fact the number of DirecTV jobs that we completed in 2010 was lower than the number completed in 2009, and we are forecasting an even lower number of DirecTV jobs in 2011.  A significant decrease in the need for our services could have a material adverse effect on our business, financial condition and results of operations.

Work outages stemming from our utilization of employees subject to collective bargaining agreements could significantly impact our operations.

Approximately 27% of our labor force is covered by collective bargaining agreements with three unions. The agreements expire as follows: one within five months (Communication Workers of America, September 2011), one within two years (Chauffers, Teamsters, Warehousemen and Helpers Local Union No. 135, May 2013), and the International Brotherhood of Electrical Workers, Local 103 contract, which expired in March 2011, is currently being renegotiated. We utilize a contractor base for seasonality and work overflow but we cannot be certain that we could cover all jobs during a work outage.  A reduction in productivity in any given period or our inability to meet guaranteed schedules may adversely affect our profitability.

Multiband relies on key employees and needs skilled and trained personnel to conduct its operations.  Excessive employee turnover could materially weaken its operations and/or reduce profitability.

Our success depends on the continued employment of certain key personnel, including our executive officers.  In particular, the loss of James L. Mandel, our Chief Executive Officer, or Steven M. Bell, our Chief Financial Officer and General Counsel, could harm our business. The employment relationships with both Mr. Mandel and Mr. Bell are terminable by us or each of them upon 90 days’ written notice for any reason.  If we were unable to continue to attract and retain a sufficient number of qualified key personnel, including key executives, our business, operating results and financial condition could be materially and adversely affected.  In addition, our success depends on our ability to attract, develop, motivate and retain highly skilled professionals with a wide variety of management, marketing, selling and technical capabilities.  Competition for such personnel is intense and is expected to increase in the future.  We have traditionally experienced material technician churn, which has a significant impact on operations if we have an insufficient number of technicians at any given time to perform our backlog of jobs.  If we continue to experience high levels of churn and are unable to attract, train and retain a sufficient number of qualified personnel, our business, operating results and financial condition could be materially and adversely affected.

Adverse results in legal proceedings could have a material adverse effect on our operations.

We are subject to claims, regulatory processes and lawsuits that arise in the ordinary course of business.  We accrue for such matters when a loss is considered probable and the amount of such loss or range of loss can be reasonably estimated.  Some of these claims, if resolved or determined adversely, may be material to our results of operations and may have an adverse effect on our cash position or financial results.

Rising fuel costs could impact Multiband’s operating margins.

We cannot predict the price of the fuel needed to operate our fleet.  Price fluctuations are common, and are outside of our control.  These fluctuations are based on, among other things, political developments, supply and demand, and actions by oil and gas producers.  Violence and political instability in oil producing countries can also impact prices.  While we have taken and continue to take steps to monitor and improve the fuel efficiency of our fleet, we are unable to adjust our pricing to account for fuel costs increases.  Therefore, any increase in fuel costs could materially reduce our profitability and liquidity.

Multiband’s inability to adequately protect the confidential aspects of its technology and the products and services it sells could materially weaken its operations.

We rely on a combination of trade secret, copyright and trademark laws, license agreements, and contractual arrangements with certain key employees to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property.  There can be no assurance that the legal protections afforded to us or the steps that we take will be adequate to prevent misappropriation of our intellectual property.  We also rely on agreements with owners of multi-dwelling units who grant us the right of access to the premises for a specific period whereby we are allowed to offer our voice, data, and video services to individual residents of the properties.  If it was determined that we have infringed or are infringing on the intellectual property rights of others, we could be required to pay substantial damages or stop selling products and services that contain the infringing intellectual property, which could have a material adverse effect on our business, financial condition and results of operations.  Also, there can be no assurance that we would be able to develop non-infringing technology or that we could obtain a license on commercially reasonable terms, if at all.  Our success depends in part on our ability to protect the proprietary and confidential aspects of our technology and the products and services that we sell or utilize.

Risks Related to Our Financial Condition and Capital Requirements

Multiband has had a history of inconsistent profitability.  Continued uncertain profitability may result in our curtailing or ceasing business operations.

We had a net income of $14.7 million for the year ended December 31, 2010, a net loss of $11.4 million for the year ended December 31, 2009 and net income of $1.6 million for the year ended December 31, 2008.  We may never be consistently profitable.

The prolonged effects of generating losses without additional funding may restrict our ability to pursue our business strategy, including with respect to our goal of growth through acquisitions and the ease with which we could secure funding for our growth plan or any such transactions.  Unless our business plan is successful, an investment in our common stock may result in a complete loss of an investor’s capital.

If we cannot maintain profitability from operating activities, we may not be able to meet:

•	our capital expenditure objectives;

•	our debt service obligations; or

•	our working capital needs.

Multiband has a significant working capital deficiency, which, if continued, may require additional financing or affect our viability as a going concern.

We had a working capital deficit of $12.3 million and $28.6 million at December 31, 2010 and December 31, 2009, respectively, due to the acquisition of the operating subsidiaries of DTHC.  While we have recently narrowed this working capital deficit, the deficit still poses a risk to our viability as a going concern and we may be required to seek additional financing to fund our operations.  If we are unable to eliminate this deficiency or to secure sufficient financing, we may be forced to curtail or cease our operations.

Multiband has a significant amount of long-term debt due in January 2013.  Failure to pay that debt when due could cause the secured creditor to foreclose upon Multiband’s assets, making it unlikely that Multiband could continue operating.

We have a note with Convergent of approximately $5.0 million which is due in December 2012, and is secured by a lien against all our assets.  In addition, we have related party debt with DTHC of approximately $29.4 million, which is due in January 2013, and is secured by a secondary lien against all our assets.  If there is not adequate cash flow from operations, we will be forced to seek additional financing to repay these amounts, which may be difficult to obtain due to the broad nature of the security interest held by the secured parties.  Sources of additional financing, if needed in the future, may include further debt financing or the sale of equity (including the issuance of preferred stock) or other securities.  We cannot assure you that any additional sources of financing will be available to us, available on acceptable terms, or permitted by the terms of our current debt.  In addition, if we sell additional equity to raise funds, all outstanding shares of our common stock will be diluted.  In the event that we do not have the funds to repay this debt, when due, our secured creditors could exercise their remedies under their security agreements, including foreclosing on our assets.

Multiband has significant long-lived assets that may not maintain their current value due to changes in market conditions.  A write-down of those assets could adversely affect Multiband’s profitability in a material manner.

We have a significant amount of long-lived assets.  Should we in future periods experience a significant decline in profitability and/or should the market value for our long-lived assets decrease, some impairment to these assets could occur.  If impairment occurs, it could materially and adversely affect our results of operations in those future periods.

Multiband has significant intangible assets, including goodwill.  Lack of profitability and/or changes in market conditions may result in an impairment of these assets which could adversely affect Multiband’s profitability in a material manner.

Annually, we test our goodwill and other intangible assets without a defined life for impairment.  We tested goodwill in the HSP and MDU segments for impairment as of December 31, 2010, using standard fair value measurement techniques, and concluded there were no impairments, other than a charge of $25,000 related to the US Install goodwill.  However, should we in future periods experience a significant decline in profitability, or our stock price declines and remains depressed, and/or should the business climate for satellite providers deteriorate, impairment to our goodwill could occur.  If impairment occurs, it could be materially adverse to our results of operations in those periods.  As of December 31, 2010, we had goodwill valued at $38.0 million and other net intangible assets valued at $17.4 million, primarily related to the purchase of certain operating subsidiaries of DTHC.  In 2010, the Company recorded an impairment of $25,000 related to the US Install goodwill (see Note 2 to our audited consolidated financial statements for further discussion).  As of December 31, 2010, we had not noted any other indications of impairment related to goodwill or other intangible assets but there is no assurance that impairment charges will not be required in future periods.

Excessive insurance claims could have a material adverse impact on Multiband’s future profitability.

We use a combination of self-insurance and third-party carrier insurance with predetermined deductibles that cover certain insurable risks.  We are self-insured for health insurance covering the range of liability (up to $275,000 per claim) where our management expects most claims to occur.  The Company records liabilities for claims reported and claims that have been incurred but not reported, based on historical experience and industry data.  Insurance and claims accruals reflect the estimated cost for group health and workers’ compensation claims not covered by insurance.  The insurance and claims accruals are recorded at the estimated ultimate payment amounts.  Such insurance and claims accruals are based upon individual case estimates and estimates of incurred-but-not-reported losses using loss development factors based upon past experience and industry data.

Other than in Ohio where the Company was required to purchase state funded insurance, since January 1, 2010, the Company has been self-insured for workers compensation claims up to $250,000 plus administrative expenses, for each occurrence involving workers compensation claims.  From February 1, 2009 to December 31, 2009, in certain states, the Company was self-insured for workers’ compensation liability claims up to $100,000 plus administrative expenses, for each occurrence involving workers’ compensation claims.  If any liability claims are substantially in excess of coverage amounts, such claims are covered under premium-based policies issued by insurance companies to coverage levels that management considers adequate.  If either we exceed our coverage amounts too often and our premiums rise, or if a high number of claims are made for which we are responsible (because they are below the deductible), our profitability and cash flow may be adversely affected.

Multiband is limited and may be unable to use certain net operating loss carryforwards.

As of December 31, 2010, we had federal and state net operating losses of approximately $58.2 million and $44.6 million, respectively, which, if not used, will expire from 2011-2029.  To the extent these net operating losses are available, we intend to use them to reduce corporate income tax liabilities associated with our operations.  Section 382 of the U.S. Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryforwards that might be used to offset taxable income when a corporation has undergone significant changes in stock ownership. Changes in the stock ownership of the Company have placed limitations on the use of these net operating loss carryforwards (NOLs).  During 2010, the Company performed an IRC Section 382 study and determined that a total of four ownership changes had occurred since 1999.  As a result of these ownership changes, the Company’s ability to utilize its net operating losses is limited.  Federal net operating losses are limited to a total of approximately $48.7 million, consisting of annual amounts of approximately $9.0 million per year for each of the years 2010-2012, $3.7 million in 2013 and $1.1 million per year thereafter.  State net operating losses are limited to a total of approximately $21.5 million.  We believe that approximately $20.0 million of federal net operating losses and $29.0 million of state net operating losses will expire unused due to IRC Section 382 limitations.  These limitations could be further restricted if additional ownership changes occur in future years.  The amount of the deferred tax asset not expected to be realized is reported net of a valuation allowance.  To the extent our use of net operating loss carryforwards are significantly limited, our income could be subject to corporate income tax earlier than it would be if we were able to use net operating loss carryforwards, which could result in lower profits.  Furthermore, although ownership changes in this offering are not anticipated to result in further restrictions on the Company’s ability to use net operating loss carryforwards, such a result is possible.

We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.

As a public company, we incur significant legal, accounting and other expenses.  In addition, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules subsequently implemented by the SEC and NASDAQ have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices.  Our management and other personnel devote a substantial amount of time to these compliance initiatives.  Moreover, these rules and regulations result in increased legal and financial compliance costs and make some activities more time-consuming and costly.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal controls for financial reporting and disclosure.  In particular, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act.  Our testing may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses.  We have incurred and continue to expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404.  Moreover, if we do not comply with the requirements of Section 404, or if we identify deficiencies in our internal controls that are deemed to be material weaknesses, the market price of our common stock could decline, and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would entail expenditure of additional financial and management resources.

Risks Relating to This Offering and Ownership of Our Common Stock

Certain provisions of Minnesota law may make a takeover of Multiband more difficult, depriving shareholders of opportunities to sell shares at above-market prices.

Certain provisions of Minnesota law may have the effect of discouraging attempts to acquire us without the approval of our board of directors. Section 302A.671 of the Minnesota statutes, with certain exceptions, requires approval of any acquisition of the beneficial ownership of 20% or more of our voting stock then outstanding by a majority vote of our shareholders prior to its closing. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable by us at their then-fair market value within 30 days after the acquiring person failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person’s shares. Section 302A.673 of the Minnesota statutes generally prohibits any business combination by us, or any of our subsidiaries, with an interested shareholder, which includes any shareholder that purchases 10% or more of our voting shares within four years following such interested shareholder’s share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder’s share acquisition date. Consequently, our common shareholders may lose opportunities to sell their stock for a price in excess of the prevailing market price due to these protective measures. See “Description of Capital Stock —Anti-Takeover Effects of Certain Provisions of Minnesota Law” for more information regarding these provisions of Minnesota law.

The trading price of our common stock has been and is likely to continue to be volatile.

The stock market has experienced extreme volatility, and this volatility has often been unrelated to the operating performance of particular companies.  Prices for our common stock are determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors’ perceptions of us and general economic, industry and market conditions.  In addition, although our common stock is listed on the NASDAQ Capital Market, our common stock has experienced low trading volume.  Although we expect this offering to improve the liquidity for our common stock, there is no assurance that the offering will increase the volume of trading in our common stock.  Limited trading volume subjects our common stock to greater price volatility and may make it difficult for you to sell your shares at a price that is attractive to you.

Future sales of our common stock, including by our existing shareholders, could cause our stock price to decline.

If our shareholders, including any existing shareholders, sell substantial amounts of our common stock (whether currently held or acquired upon the exercise of options or warrants or other convertible securities) in the public market, the market price of our common stock could decrease significantly.  In the past, we believe certain institutional investors have sold significant numbers of shares of our common stock.  The perception in the public market that our shareholders might sell shares of our common stock could also depress the market price of our common stock. Shareholders holding an aggregate of 2,476,428 shares of our common stock that will be outstanding immediately after completion of this offering are subject to lock-up agreements that restrict their ability to transfer their shares of our common stock.  The market price of shares of our common stock may decrease significantly when the restrictions on resale by certain of our existing shareholders lapse.  In connection with this offering, we have agreed that DTHC’s existing registration rights will continue until its beneficial ownership of our shares is reduced to less than 10%, which rights include DTHC’s ability to demand registration of its shares of common stock, which could increase the supply of shares of our common stock in the market and result in a decline in the price of our shares.  A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities, and may cause you to lose part or all of your investment in shares of our common stock.

Multiband may not continue to have a national market for trading of its stock.

There is no assurance that our common stock will continue to trade on the NASDAQ Capital Market or other national stock exchange due to ongoing listing criteria for such exchanges.  For example, in the past, we have temporarily fallen below required NASDAQ shareholder equity levels.  If we are unable to stay in compliance with applicable listing criteria, it may be more difficult for you to trade your shares or to sell your shares at a price that is attractive to you.

You may not be able to resell your shares at or above the price you paid for your shares.

You may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.  The stock markets have been extremely volatile.  The risks related to Multiband discussed in this “Risk Factors” section, as well as the public’s reaction to our public announcements, changes in research analysts’ recommendations and decreases in market valuations of similar companies, could cause the market price of our common stock to decrease significantly from the price paid by investors in this offering.  Further, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our stock price.

In addition, securities class action litigation often has been initiated when a company’s stock price has fallen below the company’s public offering price soon after the offering closes or following a period of volatility in the market price of the company’s securities.  If class action litigation is initiated against us, we would incur substantial costs, and our management’s attention would be diverted from our operations.  All of these factors could cause the market price of our stock to decline, and you could lose some or all of your investment.

Multiband has broad discretion in the use of the proceeds of this offering and may apply the proceeds in ways with which you do not agree.

Our net proceeds from this offering will be used, as determined by management in its sole discretion, for working capital and general corporate purposes, including the redemption of our Class E Cumulative Preferred Stock as well as for possible acquisitions and dividends.  We have not, however, definitively determined the allocation of these net proceeds among the various uses described in this prospectus.  Our management will have broad discretion over the use and investment of these net proceeds, and, accordingly, you will have to rely upon the judgment of our management with respect to our use of these net proceeds, with only limited information concerning management’s specific intentions.  You will not have the opportunity, as part of your investment decision, to determine the allocation of the net proceeds from this offering.  We may place the net proceeds in investments that do not produce income or that lose value, both of which could cause our stock price to decline.

Multiband can issue shares of preferred stock without shareholder approval, which could adversely affect the rights of common shareholders.

Our charter documents permit us to establish the rights, privileges, preferences and restrictions, including voting rights, of future series of our preferred stock and to issue such stock without approval from our shareholders.  The rights of holders of our common stock may suffer as a result of the rights granted to holders of preferred stock that may be issued in the future.  In addition, we could issue preferred stock to prevent a change in control of our company, depriving common shareholders of an opportunity to sell their stock at a price in excess of the prevailing market price.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties.  In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.  These statements involve known and unknown risks, uncertainties and other factors that may cause our results or our industry’s actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements.  Forward-looking statements are only predictions and are not guarantees of performance.  These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information.

These important factors include those that we discuss under the heading “Risk Factors.” You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus.  We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate.  Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material.  You should read this prospectus completely.  Other than as required by law, we undertake no obligation to update these forward-looking statements, even though our situation may change in the future.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of shares of common stock in this offering will be approximately $      , or approximately $        if the underwriters exercise their over-allotment option in full, based on the last reported sale price of our common stock   on             , 2011, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.  We intend to use the proceeds from the sale of stock for working capital and other general corporate purposes, including potential future acquisitions and redemption of our 15% Class E Cumulative Preferred Stock, which are currently owned by two of our directors, for approximately $1.95 million.  We will not receive any proceeds from the sale of shares of common stock by the selling shareholder of $          .  Pending the uses described above, we intend to invest the net proceeds of this offering in short- to medium-term, investment-grade, interest-bearing securities.  We intend to use any interest earned by these investments for the purposes listed above.

MARKET PRICE AND DIVIDEND INFORMATION

Market Price

The Company’s common stock is listed on the NASDAQ Capital Market under the symbol “MBND.”  The table below sets forth the high and low sale prices for the Company’s common stock during the quarter ended March 31, 2011 and during each quarter in the two years ended December 31, 2010 and December 31, 2009, as provided by NASDAQ.  The average daily trading volume for the Company’s common stock during the year ended December 31, 2010 was 14,895 shares.  On April 20, 2011, the last reported sales price of our common stock on the NASDAQ Capital Market was $3.86.

Quarter Ended	High	Low
March 31, 2011	$6.72	$2.60

December 31, 2010	3.10	1.66
September 30, 2010	2.03	1.33
June 30, 2010	2.35	1.36
March 31, 2010	2.39	1.84

December 31, 2009	2.66	1.67
September 30, 2009	2.50	1.81
June 30, 2009	3.70	1.85
March 31, 2009	2.24	1.16

As of March 31, 2011, Multiband had 917 shareholders of record of its common stock and 10,479,859 shares of common stock outstanding.  Because many of our shares of common stock are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.  As of that date, five shareholders held a total of 14,171 of Class A Preferred, two shareholders held a total of 112,000 shares of Class C Preferred, two shareholders held a total of 195,000 shares of Class E Preferred, one shareholder held a total of 150,000 shares of Class F Preferred, one shareholders held a total of 10,000 shares of Class G Preferred, three shareholders held a total of 1.15 shares of Class H Preferred and one shareholder held a total of 100 shares of Class J Preferred.

Dividends

While we have issued share and cash dividends in connection with our preferred stock, we have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends on our shares of common stock in the foreseeable future.  We expect to retain future earnings, if any, for use in the development and operation of our business.  Under an agreement with DTHC, we may not pay cash dividends on common stock without DTHC’s prior consent.  In addition, the payment of any future cash dividends will be subject to the discretion of our board of directors and will depend, among other things, upon our results of operations, financial condition, cash requirements, prospects and other factors that our board of directors may deem relevant.  Additionally, our ability to pay future cash dividends may be restricted by the terms of any future financing.

CAPITALIZATION

The following table sets forth our consolidated capitalization and cash and cash equivalents as of December 31, 2010 on an actual basis and on a pro forma basis to reflect:

•	The conversion of all of the outstanding shares of our Class J Cumulative Convertible Preferred Stock into 5,000,000 shares of common stock upon closing of this offering; and

•
Our sale of 3,094,932 shares of common stock in this offering at an assumed offering price of $3.86 (the closing sale price of our common stock on the NASDAQ Capital Market on April 20, 2011), after deducting estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds from our sale of the common stock in this offering, including using a portion of such proceeds to redeem all outstanding shares of our Class E cumulative preferred stock for approximately $2.0 million.  Each $1.00 increase or decrease in the assumed public offering price of $3.86 per share (the closing sale price of our common stock on the NASDAQ Capital Market on April 20, 2011) would increase or decrease, respectively, the pro forma amount of cash, additional paid-in capital and total stockholders' equity in each case by approximately $2.9 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

	As of December 31, 2010
	Actual	Pro forma
	(dollars in thousands)
Cash and cash equivalents	$1,204	$9,914
Long-term liabilities:
Accrued liabilities – long term	3,697	3,697
Long-term debt, net of current portion and original issue discount	4,931	4,931
Related parties debt, net of current portion	29,449	29,449
Capital lease obligations, net of current portion	356	356
Total long-term liabilities	38,433	38,433

Stockholders’ equity:
Outstanding classes of cumulative convertible preferred stock (excluding Class J), no par value (1)	3,214	3,214
8% Class J (100 and 0 shares issued and outstanding, $10,000,000 and $0 liquidation preference) (1)	10,000	—
15% Class E cumulative preferred stock, no par value (195,000 and 0 shares issued and outstanding, $1,950,000 and $0 liquidation preference) (1)	1,950	—
Common stock, no par value (10,305,845 and 18,400,777 shares issued and outstanding)	39,311	59,971
Stock-based compensation and warrants	47,504	47,504
Accumulated other comprehensive income-unrealized gain on securities available for sale	2	2
Accumulated deficit	(81,738)	(81,738)
Total stockholders’ equity	20,243	28,953

Total capitalization	$58,676	$67,386

(1)
See “Description of Capital Stock – Preferred Stock” for a description of the number of authorized and outstanding shares and the various terms of our outstanding classes of cumulative convertible preferred stock and cumulative preferred stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which follows immediately after this section.  The selected financial data has been derived from our audited historical consolidated financial statements and accompanying notes as of and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006.  The Statement of Operations data for the years ended December 31, 2007 and 2006 and the Balance Sheet data at December 31, 2008, 2007 and 2006 have been derived from our audited consolidated financial statements which are not contained in this prospectus.  The audited financial statements were audited by Baker Tilly Virchow Krause, LLP, our independent registered public accounting firm.  Our results included here are not necessarily indicative of future performance.  In the financial data below, we reclassified the operations related to the MBS segment to discontinued operations.  We sold this segment in the first quarter of 2005.

Statement of Operations Data (3) (in thousands except share and per share amounts)	2010	2009	2008	2007	2006
Revenues	$265,594	$268,994	$42,986	$15,086	$18,052
Cost of products and services (exclusive of depreciation and amortization listed separately below)	186,294	207,533	28,426	8,340	8,281
Cost of products and services as % of revenue	70.1%	77.2%	66.1%	55.3%	45.9%
Selling, general and administrative expenses	57,173	57,778	10,500	8,888	11,481
Selling, general and administrative as % of revenues	21.5%	21.6%	24.4%	58.9%	63.6%
Depreciation and amortization	8,298	10,906	3,025	3,624	5,168
Impairment of assets	160	-	132	-	2,262
Income (loss) from operations	13,669	(7,223)	903	(5,766)	(9,140)
Other income (expense), net	(4,091)	(3,748)	1,826	(322)	(1,046)
Income (loss) before income taxes and noncontrolling interest in subsidiaries	9,578	(10,971)	2,729	(6,088)	(10,186)
Provision for (benefit from) income taxes	(5,116)	406	1,132	-	-
Income (loss) from continuing operations	14,694	(11,377)	1,597	(6,088)	(10,186)
Discontinued operations	-	-	-	-	2
Net income (loss)	14,694	(11,377)	1,597	(6,088)	(10,184)
Less: Net income (loss) attributable to the noncontrolling interest in subsidiaries	-	(1,727)	652	-	-
Net income (loss) attributable to Multiband Corporation and subsidiaries	14,694	(9,650)	945	(6,088)	(10,184)
Loss attributable to common stockholders	13,206	(10,020)	(3,143)	(8,389)	(14,250)
Income (loss) per common share attributable to common stockholders -basic	1.32	(1.04)	(.34)	(1.16)	(2.11)
Income (loss) per common share attributable to common stockholders -diluted	.92	(1.04)	(.34)	(1.16)	(2.11)
Weighted average shares outstanding - basic	10,016,717	9,665,316	9,302,570	7,237,473	6,757,643
Weighted average shares outstanding - diluted	15,617,353	9,665,316	9,302,570	7,237,473	6,757,643

Balance Sheet Data (3)	2010)	2009	2008	2007	2006
Working Capital (deficiency)	$(12,303	$(28,596)	$2,457	$(5,018)	$(5,294)
Total Assets	111,668	99,531	26,043	8,893	17,986
Mandatory Redeemable Preferred Stock (1)	-	-	150	220	280
Long-Term Debt, net (2)	34,380	34,709	338	119	2,970
Capital Lease Obligations, net (2)	356	491	317	249	492
Stockholders’ Equity	20,243	5,103	5,642	674	5,659

(1) Mandatory redeemable preferred stock is included in working capital (deficiency).
(2) Current portion of long-term debt and capital lease obligations are included in working capital (deficiency).
(3) Multiband’s acquisition of the operating subsidiaries of DTHC was completed in three stages: (1) on March 1, 2008, the Company acquired a 51% interest in Michigan Microtech, Inc. from DTHC, (2) on January 2, 2009, it acquired an additional 29% interest in Michigan Microtech, Inc. and an 80% interest in the other operating subsidiaries of DTHC, and (3) on December 17, 2009 the Company acquired the remaining 20% interest in the operating subsidiaries of DTHC.  These acquisitions produced material changes to Multiband’s balance sheet and statement of operations data as of and for the years ended December 31, 2010, 2009 and 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of the financial condition and results of operations of Multiband should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus.

Years Ended December 31, 2010 and December 31, 2009

Results of Operations

The following table sets forth certain items.

	2010	2009
Revenues
HSP	91.2%	90.6%
MDU	8.8%	9.4%
MBCorp	-%	-%
Total Revenues	100.0%	100.0%

Cost of Products and Services (exclusive of depreciation and amortization)
HSP	64.5%	70.9%
MDU	5.6%	6.2%
MBCorp	-%	-%
Total Cost of Products and Services (exclusive of depreciation and amortization)	70.1%	77.2%

Selling, General and Administrative Expenses	21.5%	21.5%
Depreciation and Amortization	3.1%	4.1%
Income (Loss) from Operations	5.1%	(2.7)%
Net Income (Loss)	5.5%	(4.2)%

Revenues

Total revenues from continuing operations decreased 1.3% from $269.0 million in 2009 to $265.6 million in 2010.  HSP segment had revenues of $242.1 million in 2010 and $243.8 million in 2009, a decrease of 1.0%.  This decrease is due to a reduction in DirecTV work order volume of approximately 8.9% partially offset by an increase in earned incentive revenue of approximately $6.0 million.  The Company expects HSP segment revenues will remain consistent in 2011.  The MDU segment had revenues of $23.5 million in 2010 and $25.2 million in 2009, at a decrease of 6.8%.  This decrease is primarily due to reduced DTV upgrade subsidies of approximately $2.0 million and reduced DTV MDU subscriber activations as a result of more stringent DTV credit standards.  The Company believes it can ultimately increase revenues by selling its support center services to its network of system operators and by providing ancillary programs for voice and data services to that same network.  However, due to the aforementioned stringent DirecTV credit standards, reduced DTV MDU subscriber activations and anticipated weakness in the economy, the Company expects MDU revenues to be relatively constant in 2011.

Costs of Products and Services (exclusive of depreciation and amortization)

Total costs of products and services were $186.3 million in 2010 compared to $207.5 million in 2009, a decrease of 10.2%.  This reduction is attributable to improved inventory controls which has decreased cost of products and services approximately $11.8 million for the year ended December 31, 2010 as compared to the same period last year, as well as a reduction in damage claims of $1.1 million fleet costs of $2.0 million and technician payroll of $1.9 million.  Cost of products and services for the year ended December 31, 2010, were $171.3 million for the HSP segment compared to the $190.8 million for the year ended December 31, 2009, a 10.2% decrease.  This decrease is the result of reduced costs due to the decrease in work order volume and improvements in inventory controls.  During 2011, the Company expects HSP cost of products and services to increase relative to revenue as the Company, pursuant to anticipated employee turnover, continues to hire and train new technicians to service expected job volumes.  Cost of products and services for the year ended December 31, 2010 were $15.0 million for the MDU segment, compared to $16.7 million in the prior year, a 10.4% decrease.  This decrease is a result of fewer upgrade subsidy payments to dealers and fewer subscriber activations.  In 2011, the Company expects MDU cost of products and services to be relatively constant in relation to revenue.

Selling, General and Administrative Expense

Selling, general and administrative expenses decreased 1.0% to $57.2 million in 2010, compared to $57.8 million in 2009.  Selling, general and administrative expenses were, as a percentage of revenues, 21.5% for 2010 and 2009, respectively.  Selling, general and administrative expenses as a percentage of revenue is comparable primarily due to decreased insurance and telephone expense of approximately $3.4 million offsetting increases in wage and legal expense.  In 2010, the Company renegotiated several contracts with telephone providers as well as changed its mobile phone policies.  It also changed its workers compensation policy.  The Company is self-insured for workers compensation claims up to $250,000 plus administrative expenses, for each occurrence involving workers compensation claims since the beginning of 2010.  The Company anticipates that during 2011, selling, general and administrative expenses will remain consistent as a percentage of overall revenues.

Depreciation and Amortization

Depreciation and amortization expense decreased 23.9% to $8.3 million for the year ended December 31, 2010, as compared to $10.9 million for the year ended December 31, 2009.  Effective October 1, 2010, the Company signed a new HSP contract with DirecTV (see Note 15 to our audited consolidated financial statements for further discussion).  Due to the new contract, the amortization period of the DirecTV contract-related intangibles was extended an additional 17 months to September 30, 2015, bringing the amortization period to 77 months.  During 2011, depreciation and amortization expense is expected to decrease slightly due to certain assets becoming fully amortized and the extension of the aforementioned amortization period.

Income (Loss) from Operations

The Company, in 2010, earned an income from operations for its combined operating business segments of $13.7 million compared to incurring a loss from operations of $7.2 million during 2009.  The HSP segment for the year ended December 31, 2010 had an income from operations of $20.7 million compared to a loss from operations of $2.4 million for the year ended December 31, 2009.  This improvement is primarily due to increased incentive revenue, improved inventory control and reduced technician training expense.  The HSP segment is expected to maintain its profitability through 2011.  The MDU segment incurred a loss from operations of $2.3 million in 2010 compared to a loss from operations of $1.0 million in 2009 primarily due to reduced DTV subsidies and reduced DTV MDU subscriber activations due to more stringent DirecTV credit standards.  The Company plans to mitigate its loss in the MDU segment in future periods by growing its subscriber base at existing properties since the on-going selling, general and administrative expenses to service those subscribers is more fixed than variable.  The Multiband Corporation (MBCorp) segment, which has no revenues, showed a loss from operations of $4.7 million in 2010 compared to a loss of $3.8 million for the same period last year.  The MBCorp segment loss is expected to continue in future periods as corporate overhead is expected to remain consistent with current levels.

Interest Expense

Interest expense was $4.2 million for 2010 versus $4.1 million for 2009.  Imputed interest discount was $0 and $35,000 for the years ended December 31, 2010 and 2009, respectively.

Noncontrolling Interest

The noncontrolling interest in subsidiaries on December 31, 2010 and 2009, was $0, respectively, after the Company purchased the remaining 20% of the issued and outstanding shares of common stock of all of the DTHC (DirecTECH) operating subsidiaries and reclassified $6.0 million of noncontrolling interest to Multiband’s controlling interest on December 17, 2009.  The net loss attributable to the noncontrolling interest in subsidiaries for the years ended December 31, 2010 and 2009 was $0 and $1.7 million, respectively.

Income taxes

We have recorded an income tax benefit of $5.1 million for the year ended December 31, 2010 compared to income tax expense of $406,000 for the year ended December 31, 2009.  The Company regularly assesses the likelihood that our deferred tax assets will be recovered from future taxable income.  The Company considers future taxable income and ongoing tax planning strategies then records a valuation allowance to reduce the carrying value of the net deferred tax assets for amounts that are unable to be realized.  Based on management’s assessment of all available evidence, including previous years’ income, estimates of future profitability and the overall prospects of our business, the Company determined that the Company will be able to realize a portion of our deferred tax assets in the future, and as a result recorded a $5.1 million income tax benefit for the year ended December 31, 2010 which includes a $12.4 million release of the valuation allowance.  Based on existing contracts, the Company used a discounted projection of revenue and expenses, over the next five years, which approximates the remaining life of our HSP contract with DirecTV including the one year renewal term, to determine the level of existing net operating loss carryforward we will be able to offset against taxable income in that period.  The Company will continue to assess the potential realization of our deferred tax assets on an annual basis, or on an interim basis if circumstances warrant.  If the Company’s actual results and updated projections vary significantly from the projections used as a basis for this determination, the Company may need to increase or decrease the valuation allowance against our gross deferred tax assets.  The Company would adjust its valuation allowance in the period the determination was made.

The Company has federal net operating losses of approximately $58.2 million and state net operating losses of approximately $44.6 million, which, if not used, will expire from 2011-2029.  Changes in the stock ownership of the Company have placed limitations on the use of these net operating loss carryforwards (NOLs).  The Company has performed an IRC Section 382 study and determined that a total of four ownership changes had occurred since 1999.  As a result of these ownership changes, the Company’s ability to utilize its net operating losses is limited.  Federal net operating losses are limited to a total of approximately $48.7 million, consisting of annual amounts of approximately $9.0 million per year for each of the years 2010-2012, $3.7 million in 2013 and $1.1 million per year thereafter.  State net operating losses are limited to a total of approximately $21.5 million.  We believe that approximately $20.0 million of federal net operating losses and $29.0 million of state net operating losses will expire unused due to IRC Section 382 limitations.  These limitations could be further restricted if additional ownership changes occur in future years.  The amount of the deferred tax asset not expected to be realized is reported net of a valuation allowance.

Net Income (Loss)

The Company earned a net income of $14.7 million in 2010.  The Company incurred a net loss of $11.4 million in 2009.

Total Assets

The following table sets forth certain items (in thousands).

Total Assets	2010	2009
HSP	$82,244	$84,474
MDU	11,118	12,547
MBCorp	18,306	2,510
Total Assets	$111,668	$99,531

Years Ended December 31, 2009 and December 31, 2008

Results of Operations

The following table sets forth certain items.

	2009	2008
Revenues
HSP	90.6%	55.1%
MDU	9.4%	44.9%
MBCorp	-%	-%
Total Revenues	100.0%	100.0%

Cost of Products and Services (exclusive of depreciation and amortization)
HSP	70.9%	37.8%
MDU	6.2%	28.3%
MBCorp	-%	-%
Total Cost of Products and Services (exclusive of depreciation and amortization)	77.2%	66.1%
Selling, General and Administrative Expenses	21.5%	24.4%
Depreciation and Amortization	4.1%	7.0%
Income (Loss) from Operations	(2.7)%	2.1%
Net Income (Loss)	(4.2)%	3.7%

Revenues

Total revenues from continuing operations increased 525.8% from $43.0 million in 2008 to $269.0 million in 2009.  HSP segment had revenues of $243.8 million in 2009 and $23.7 million in 2008, an increase of 928.9%.  This overall and HSP segment increase in revenues is due to the purchase of the former DirecTECH operating entities.  Multiband initially acquired 51% of NC on March 1, 2008, achieved 80% ownership of all the operating entities on January 2, 2009 and purchased the remaining 20% of those entities in December 2009 (see Note 2 to our audited consolidated financial statements for further discussion).  The MDU segment had revenues of $25.2 million in 2009 and $19.3 million in 2008, at an increase of 30.6%.  This overall increase of approximately $5.9 million in the MDU segment is primarily due to a larger subscriber base, and increased activity from the call center.  The Company believes it can ultimately increase revenues by selling its support center services to its network of system operators and by providing ancillary programs for voice and data services to that same network.

Costs of Products and Services (exclusive of depreciation and amortization)

Total costs of products and services were $207.5 million in 2009 compared to $28.4 million in 2008.  Overall cost of products and services increased due to the purchase of 80% of the former DirecTECH operating entities in January 2009.  The remaining 20% of these entities were purchased in December 2009 (see Note 2 to our audited consolidated financial statements for further discussion).  Cost of products and services for the year ended December 31, 2009, were $190.8 million for the HSP segment (initially acquired March 1, 2008 and significantly increased in January 2, 2009 with the purchase of DTHC operating entities), compared to the $16.3 million for the ten months ended December 31, 2008, a 1073.5% increase.  This increase is due to the purchase of the former DirecTECH operating entities (see Note 2 to our audited consolidated financial statements for further discussion).  Cost of products and services for the year ended December 31, 2009 were $16.7 million for the MDU segment, compared to $12.2 million in the prior year, a 37.4% increase.  The increase in cost of products and services in the MDU segment is primarily related to the purchase of MBMDU, one of the former DirecTECH operating entities.  The increase in costs is also related to the increase in revenue generated by the system operators due to a change in revenue mix and certain commission payments.

Selling, General and Administrative Expense

Selling, general and administrative expenses from continuing operations increased 450.3% to $57.8 million in 2009, compared to $10.5 million in 2008 due primarily to the acquisition of the former DirecTECH operating entities in 2009.  Selling, general and administrative expenses were, as a percentage of revenues, 21.5% for 2009 and 24.4% for 2008.  This percentage decrease is primarily due to a significant increase in revenues with proportionately less increases in payroll and administrative expenses.  Without the Multiband Corp segment which recorded in 2008, $1.3 million of reimbursed payroll expenses for management consulting to DTHC, the decline in selling, general and administrative expenses would have been greater.  The Company’s management consulting agreement with DTHC ended on January 2, 2009 as a result of the acquisition of the majority ownership of former operating subsidiaries of DTHC (see Note 2 to our audited consolidated financial statements for further discussion).

Depreciation and Amortization

Depreciation and amortization expense increased 260.5% to $10.9 million for the year ended December 31, 2009, as compared to $3.0 million for the year ended December 31, 2008.  This increase in depreciation and amortization is largely due to the amortization of intangibles related to the DirecTECH purchase (see Note 2 to our audited consolidated financial statements for further discussion).

Income (Loss) from Operations

The Company, in 2009, incurred a loss from operations for its combined operating business segments of $7.2 million compared to an income of $903,000 during 2008.  The HSP segment for the year ended December 31, 2009 had a loss from operations of $2.4 million, compared income from operations of $2.3 million for the ten months ended December 31, 2008.  The HSP segment is expected to maintain its profitability by reaching incentive goals and continued improvement in job mix (i.e. more installation work orders versus service calls which yield a higher margin).  The MDU segment incurred a loss from operations of $1.0 million in 2009 compared to profits of $1.5 million in 2008.  The Company expects to mitigate its future losses in the MDU segment due to an expected increased in future subscriber activity at maturing properties and better control of administrative costs.  The MBCorp segment, which has no revenues, showed a loss from operations of $3.8 million in 2009 compared to a loss of $2.9 million for the same period last year.  In 2008, the MBCorp segment loss was reduced as a result of its management agreement with DTHC.  This agreement resulted in $1.3 million of management consulting income as well as a management performance bonus of $2.4 million.  This agreement ended on January 2, 2009 as a result of the acquisition of the majority ownership of former operating subsidiaries of DTHC (see Note 2 to our audited consolidated financial statements for further discussion).

Interest Expense

Interest expense was $4.1 million for 2009 versus $657,000 for 2008, primarily due to an increase in interest expense incurred on the debt issued for the purchase of DirecTECH (see Note 3 to our audited consolidated financial statements for further discussion).  Imputed interest discount was $35,000 and $282,000 for the years ended December 31, 2009 and 2008, respectively.

Management Consulting Income

During the year ended December 31, 2008, Multiband recorded a performance bonus as part of the management consulting agreement with DTHC of $2.4 million which was paid via reduction of the debt incurred in the acquisition of NC (see Notes 2 and 16 to our audited consolidated financial statements for further discussion).  The Company recorded this consulting income as part of other income and expense on the statement of operations because the income does not constitute the entity’s ongoing major or central operations.  The consulting income was not a reimbursement of direct expenses.  In 2009, due to the acquisition of majority ownership of former subsidiaries of DTHC, the Company’s consulting agreement with DTHC was terminated and no income was earned during that comparable year.  This income is part of the MBCorp segment.

Noncontrolling Interest

Effective January 1, 2009, the Company adopted new accounting guidance related to accounting for noncontrolling interests in subsidiaries (see Note 2 to our audited consolidated financial statements for further discussion).  This resulted in the reclassification of minority interest of $3.5 million at December 31, 2008 related to the 51% ownership of NC from the mezzanine section of the balance sheet to the noncontrolling interest in the equity section of the balance sheet.  As of January 2, 2009, Multiband purchased an additional 29% of the outstanding stock of NC.  $2.1 million of noncontrolling interest was transferred to Multiband’s controlling interest related to this acquisition, leaving $1.4 million as the remaining value of the noncontrolling interest.  In addition, Multiband purchased 80% of the outstanding stock of EC, NE, SC, DV, Security and MBMDU (see Note 2 to our audited consolidated financial statements for further discussion).  The Company recorded $6.3 million of noncontrolling interest related to this acquisition.  The net loss attributable to the noncontrolling interest in subsidiaries for the year ended December 31, 2009 was $1.7 million.  On December 17, 2009, the Company purchased the remaining 20% of the issued and outstanding shares of common stock of all of the DTHC operating subsidiaries (DirecTECH) and reclassified $6.0 million of noncontrolling interest to Multiband’s controlling interest.

Income Taxes

In 2009, the Federal income tax return of Multiband Corporation included the former subsidiaries of DirecTech Holding Company, which were acquired by the Company.  The state tax expense reported is due to some of the subsidiaries having taxable income in states where the state requires filing separate company income tax returns instead of filing on a consolidated basis with members of the consolidated group.  Other state tax expense is associated with the tax liability being calculated off of gross receipts, capital, or some other non-income method of computation.  In 2008, for federal income tax purposes, NC was not included in the consolidated tax return of the Company due to less than 80% of ownership.  Components of income tax expense for the year ended December 31, 2008 relates to taxable income from the HSP segment and $45 of alternative minimum tax (AMT) in the Multiband Corp. segment:  Due to the Company’s purchase of 51% of NC’s stock, effective March 1, 2008, NC did not file consolidated tax returns in 2008 with its former parent DTHC but filed as a single entity as it no longer met the 80% ownership required for tax consolidation.  Effective with the additional stock purchased in 2009, NC expects to be able to utilize the tax loss carryforwards of Multiband Corporation.  For the years ended December 31, 2009 and 2008, the Company has recorded a provision for income tax of $406,000 and $1.1 million, respectively, which consisted primarily of provisions for state income taxes.

Net Income (Loss)

The Company incurred a net loss of $11.4 million in 2009.  The Company incurred a net income of $1.6 million in 2008.

Total Assets

The following table sets forth certain items (in thousands).

Total Assets	2009	2008
HSP	$84,474	$13,005
MDU	12,547	7,471
MBCorp	2,510	5,567
Total Assets	$99,531	$26,043

Unaudited Quarterly Results

The following table sets forth certain unaudited quarterly operating information for each of the eight quarters in the two-year period ended December 31, 2010.  This data includes, in the opinion of management, all normal recurring adjustments necessary for the fair presentation of the information for the periods presented when read in conjunction with the Company's consolidated financial statements and related notes thereto. Results for any previous fiscal quarter are not necessarily indicative of results for the full year or for any future quarter (in thousands, except per share amounts).

	Three Months Ended
	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	March 31, 2010	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	March 31, 2009
Revenues:
Multiband	$-	$-	$-	$-	$-	$-	$-	$-
MDU	6,663	5,766	5,517	5,521	6,562	6,595	6,705	5,325
HSP	63,920	64,109	59,371	54,727	61,457	64,826	60,691	56,833
Total Revenues	70,583	69,875	64,888	60,248	68,019	71,421	67,396	62,158
Cost of Products and services (exclusive of depreciation and amortization shown separately below)	49,102	49,425	43,814	43,953	48,678	54,645	56,894	47,316
Selling, General and Administrative Expense	15,476	14,680	13,500	13,517	14,755	13,774	15,509	13,740
Depreciation and Amortization	1,689	2,027	2,146	2,436	2,504	2,414	2,703	3,285
Impairment of Assets	160	-	-	-	-	-	-	-
Income (Loss) from Operations	4,156	3,743	5,428	342	2,082	588	(7,710)	(2,183)
Interest Expense	(987)	(1,026)	(1,066)	(1,123)	(1,333)	(1,026)	(890)	(855)
Other Income (Expenses)	54	24	16	17	(87)	85	101	257
Income (Loss) Before Income Taxes and Noncontrolling Interest In Subsidiaries	3,223	2,741	4,378	(764)	662	(353)	(8,499)	(2,781)
Provision(benefit) for Income Tax	(8,872)	1,573	1,983	200	(168)	372	102	100
Net Income (Loss)	12,095	1,168	2,395	(964)	830	(725)	(8,601)	(2,881)
Less: Net Income (Loss) attributable to the Noncontrolling Interest in Subsidiaries	-	-	-	-	317	(266)	(1,482)	(296)
Net Income (Loss) attributable to Multiband Corporation and Subsidiaries	12,095	1,168	2,395	(964)	513	(459)	(7,119)	(2,585)
Income (Loss) attributable to common stockholders	11,747	760	2,044	(1,345)	357	(529)	(7,190)	(2,658)
Income (Loss) per common share attributable to common stockholders – basic	1.14	0.08	0.21	(0.14)	0.04	(0.05)	(0.75)	(0.28)
Income (Loss) per common share attributable to common stockholders – diluted	0.73	0.07	0.15	(0.14)	0.04	(0.05)	(0.75)	(0.28)
Weighted average shares outstanding – basic	10,275	10,084	9,912	9,791	9,701	9,659	9,651	9,650
Weighted average shares outstanding – diluted	16,539	15,202	15,040	9,791	10,577	9,659	9,651	9,650

Liquidity and Capital Resources

Year Ended December 31, 2010

During the years ended December 31, 2010 and 2009, the Company recorded a net income of $14.7 million and a net loss of $11.4 million, respectively.  Net cash provided by operations in 2010 was $11.7 million as compared to net cash used by operations in 2009 of $3.9 million.  Principal payments on current long-term debt, short-term debt, short-term debt to a related party and capital lease obligations over the next 12 months are expected to total $1.2 million.

In May 2009, the Company paid off its then existing loan with Convergent Capital Partners I, L.P., and entered into a new $5.0 million loan facility with a different lender due in December 2012.  That new facility has a rolling quarterly positive EBITDA covenant which the Company was in compliance with as of December 31, 2010.

Cash and cash equivalents totaled $1.2 million at December 31, 2010 versus $2.2 million at December 31, 2009.  Working capital deficit at December 31, 2010 was $12.3 million as compared to $28.6 million at December 31, 2009 primarily due to the positive effect of net income.  Net cash used by investing activities totaled $1.3 million for the year ended December 31, 2010, compared to $3.5 million for the year ended December 31, 2009, related to property and equipment acquisitions.

In 2011, the Company intends to focus on maintaining profitability in its HSP business segment.  With regards to its MDU business segment, the Company, in 2011, believes it can modestly grow both owned and managed subscriber revenues through increased marketing and customer penetrations of previously built out properties.  The Company believes it can increase managed subscriber revenues by selling its support center services to its network of system operators and by providing ancillary programs for voice and data services to that same network.

The Company used $1.3 million for capital expenditures during 2010, as compared to $2.9 million in 2009.  Capital expenditures consisted of property build-outs and equipment acquired for internal use.  This decrease was related to a reduced amount of company funded build outs to MDU properties during 2010.  In 2011, the Company estimates that it will have approximately $300,000 of additional capital expenditures which the Company intends to fund through leasing and/or cash on hand.

Management anticipates that the impact of the actions listed below will generate sufficient cash flows to pay current liabilities, long-term debt and capital and operating lease obligations and fund the Company's operations for the next twelve months:

1.	Maintain continued profitability in the Company’s HSP segment.

2.	Evaluate factors such as anticipated usage and inventory turnover to maintain optimal inventory levels.

3.	Obtain senior debt financing with extended terms to refinance the Company’s note payable to DirecTECH Holding Company, Inc., which matures on January 1, 2013.

4.	Expand call center support with sales of call center services to both existing and future system operators and to buyers of the Company’s video subscribers.

5.	Solicit additional equity investment in the Company by issuing either preferred or common stock.

6.	Effective tax planning and utilization of the Company’s net operating loss carryforwards to realize maximum tax savings.

On August 3, 2010, the Company signed a $10.0 million purchase agreement to sell shares of the Company’s common stock to Lincoln Park Capital Fund, LLC (LPC), an Illinois limited liability company.  If declared effective by the SEC, the Company would use any proceeds from this agreement for working capital to support current operations and for other general corporate purposes; which may involve expansion of those operations and/or reduction of existing debt.  We also entered into a registration rights agreement with LPC whereby we agreed to file a registration statement related to the transaction with the U.S. Securities & Exchange Commission (SEC) covering the shares that have been issued or may be issued to LPC under the purchase agreement (see Note 15 to our audited consolidated financial statements for further discussion).  As permitted by the agreement, and as disclosed by the Company’s Current Report on Form 8-K filed on April 21, 2011, the Company terminated the agreement by providing notice on April 20, 2011.

The Company, as of December 31, 2010, needs to continue to improve its working capital ratio over the next few quarters to adequately manage the size of its expanded operations.  Since the Company acquired significant assets in its purchase of 100% of the outstanding stock of the former DTHC operating entities, Multiband believes it has the capacity to leverage certain of those assets.  Management believes that through a combination of leveraging assets, its cash on hand, greater expense control, recent positive operating income, and potential sales of common and/or preferred stock, it can meet its anticipated liquidity and capital resource requirements for the next twelve months.

Critical Accounting Policies

Inventories

The Company’s inventories are segregated into three major categories. Serialized DirecTV inventories consist primarily of satellite receivers and similar devices. Non-serialized DirecTV inventories consist primarily of satellite dishes, poles and similar devices which are supplied by DirecTV. Other inventory consists primarily of cable, switches and various small parts used in the installation of DirecTV satellite dishes. Inventory is priced using a standard cost, which approximates actual costs, determined on a first-in first-out basis.

Impairment of Long-Lived Assets

The Company's long-lived assets include property, equipment, leasehold improvements and intangibles, subject to amortization. At December 31, 2010, the Company had net property and equipment of $7.2 million which represents approximately 6.4% of the Company's total assets. At December 31, 2010, the Company had net intangibles of $17.4 million which represented approximately 15.6% of the Company’s total assets (see Note 1 to our audited consolidated financial statements for further discussion). The Company annually reviews its long-lived assets for events or changes in circumstances that may indicate that the carrying amount of a long-lived asset may not be recoverable or exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

For the HSP segment, the income approach was used to measure fair value for those long-lived assets. The income approach was based on the present value of five years of future cash flows with an assumed growth of up to 3% while applying a discount rate. For the MDU segment, the market approach considering market multiples from comparable transactions were used to measure fair value of those long-lived assets. Comparable transactions were identified based on their similarities to the reporting unit with similar features, age of equipment, and length of ROE contracts. In 2010, the Company recorded an impairment charge related to two work in process build-out assets of $135,000. The owners of the MDU properties are currently in financial distress. The build-outs may not ever be completed. The Company estimates that the full value of the work in process may not be recognized and has recorded an impairment charge against the value of the work in process. In 2010, the Company did not record any impairment to long-lived assets related to the HSP segment. There was no impairment recorded for either segment at December 31, 2009 and 2008.

Impairment of Goodwill

In accordance with ASC Topic No. 350, Intangibles-Goodwill and Other, goodwill and intangible assets without a defined life shall not be amortized over a defined period, but instead must be tested for impairment at least annually. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. The goodwill impairment test is a two-step impairment test. In the first step, the Company compares the fair value of each reporting unit to its carrying value. The Company’s estimates may differ from actual results due to, among other things, economic conditions, changes to its business models, or changes in operating performance. Significant differences between these estimates and actual results could result in future impairment charges and could materially affect the Company’s future financial results. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill. The activities in the second step include valuing the tangible and intangible assets and liabilities of the impaired reporting unit based on their fair value and determining the fair value of the impaired reporting unit’s goodwill based upon the residual of the summed identified tangible and intangible assets and liabilities. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses, which amounts to $38.0 million as of December 31, 2010, may be impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations. During the year ended December 31, 2010, the Company recorded an impairment charge of $25,000 on the goodwill related to the US Install purchase. During the year ended December 31, 2009, the Company did not record any impairment related to goodwill. In 2008, the Company recorded an impairment charge of $50,000 on the goodwill related to the US Install purchase and the remaining goodwill balance of $17,000 from a previous acquisition.

Group Health and Workers’ Compensation Insurance Coverage

The Company uses a combination of self-insurance and third-party carrier insurance with predetermined deductibles that cover certain insurable risks. The Company records liabilities for claims reported and claims that have been incurred but not reported, based on historical experience and industry data.

Insurance and claims accruals reflect the estimated cost for group health and workers’ compensation claims not covered by insurance. The insurance and claims accruals are recorded at the estimated ultimate payment amounts. Such insurance and claims accruals are based upon individual case estimates and estimates of incurred-but-not-reported losses using loss development factors based upon past experience and industry data.

Other than in Ohio where the Company was required to purchase state funded insurance, since January 1, 2010, the Company has been self-insured for workers compensation claims up to $250,000 plus administrative expenses, for each occurrence involving workers compensation claims.  From February 1, 2009 to December 31, 2009, in certain states, the Company was self-insured for workers’ compensation liability claims up to $100,000 plus administrative expenses, for each occurrence involving workers’ compensation claims.

The Company is self-insured for health insurance covering the range of liability up to $275,000 per claim where our management expects most claims to occur. If any liability claims are substantially in excess of coverage amounts, such claims are covered under premium-based policies issued by insurance companies to coverage levels that management considers adequate.

Stock-Based Compensation

The Company accounts for its stock options using fair value for the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of variables. These variables include, but are not limited to the Company’s expected stock price volatility, and actual and projected stock option exercise behaviors and forfeitures.

Income Taxes

The Company accounts for deferred tax assets and liabilities under the liability method. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized for deductible temporary differences and tax operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. The Company regularly assesses the likelihood that the deferred tax assets will be recovered from future taxable income. The Company considers projected future taxable income and ongoing tax planning strategies, then records a valuation allowance to reduce the carrying value of the net deferred taxes for these amounts that are more likely than not, unable realized. Based upon the Company’s assessment of all available evidence, including previous years’ income, estimates of future profitability, and the Company’s overall prospects of future business, the Company determined that the Company will be able to realize a portion of the deferred tax assets in the future, and as a result recorded $5.1 million of income tax benefit for the year ended December 31, 2010, which includes a $12.4 million release of the valuation allowance. Based on existing contracts, the Company used a discounted projection of its revenue and expenses over the next five years, which approximates the remaining life of our HSP contract with DirecTV including the one year renewal term, to determine the level of existing net operating loss carryforwards it will be able to offset against taxable income in that period. The Company also analyzed its other deferred tax assets and liabilities outstanding at December 31, 2010. A portion of the valuation allowance was removed for the amount projected to reverse. As of December 31, 2009, the Company believed it was more likely than not that it would be unable to fully utilize the deferred tax assets. Accordingly, a full valuation allowance against its deferred tax assets was recorded as of that date. At December 31, 2010 and 2009, the valuation allowance was $14.4 million and $23.1 million, respectively.

Disclosures about Contractual Obligations and Commercial Commitments

The following summarizes our contractual obligations at December 31, 2010, and the effect these contractual obligations including interest payments are expected to have on our liquidity and cash flows in future periods (in thousands):

	Total	1 Year or Less	2-3 Years	4-5 Years	Over 5 Years
Operating leases - buildings	$4,889	$1,846	$2,317	$668	$58
Related party debt – short term	793	793	-	-	-
Long-term debt	6,566	783	5,722	8	53
Long-term debt, related party	34,375	2,463	31,912	-	-
Capital leases	892	503	367	22	-
Totals	$47,515	$6,388	$40,318	$698	$111

BUSINESS

Multiband Corporation (the Company), is a Minnesota corporation formed in September 1975.  The Company has two operating segments: 1) Home Service Provider (HSP), which primarily installs and maintains video services for residents of single family homes and 2) Multi-Dwelling Unit (MDU), which sells voice, data and video services to residents of multiple dwelling units.  Both segments encompass a variety of different corporate entities.

Home Service Provider (HSP Segment)

The Company through its HSP segment, receives net cash payments for the installation and service of DirecTV video programming for residents of single family homes.  These video subscribers are billed directly by DirecTV.  The HSP segment functions as a fulfillment arm for DirecTV.  As a result, the Company generally does not directly compete with other providers for DirecTV’s business.  Although DirecTV competes with DISH Network, the other leading satellite television provider and incumbent providers of phone and telephone services for pay television customers, DirecTV has its own marketing and competitive programs of which the Company is merely an indirect and passive recipient.

HSP Customer Service

Our customers demand a high level of technical expertise, responsiveness, and professionalism. The market for voice, video and data is highly competitive and consistently providing a high level of customer service increases end-user retention and loyalty.  We continuously monitor and evaluate our customer service performance against a benchmark of standard industry metrics in order to identify and resolve customer service deficiencies.  Our HSP agreement with DirecTV includes a discretionary incentive and discount program generally related to customer satisfaction pursuant to which we are eligible to, and have received, significant additional revenue for superior performance, and for which we could be charged for poor performance.  To augment our in-house programs, we regularly retain third-party agencies to train our employees on best customer service practices.

Multi-Dwelling Unit (MDU Segment)

The Company, through its MDU segment, serves as a master service operator for DirecTV, a provider of satellite television service.  The master service operator arrangement allows the Company to offer satellite television services to residents of multi-dwelling units directly and through a network of affiliated operators.

The MDU segment also offers voice, data and video services directly to residents of the multi-dwelling unit (MDU) market.  The primary customers for this application are the property owners/managers who are focused on delivering their residents (our end user) reliable and quality service, short response times, minimized disruptions on the property, minimized alterations to the property and value added services.  Each of these concerns is addressed in our right of entry agreements with the property owners which typically run 3-10 years.  The MDU segment also offers its internal support center and billing platform to service third party clients.  The Company intends to enhance performance in this segment by aggregating subscribers in specific markets and performing subcontracting activity in multi-dwelling units for DirecTV.

Company History

From inception until December 31, 1998, the Company operated as a telephone interconnect company only.  Effective December 31, 1998, the Company acquired the assets of the Midwest region of Enstar Networking Corporation (ENC), a data cabling and networking company.  In late 1999, in the context of a forward triangular merger, the Company, to expand its range of computer products and related services, purchased the stock of Ekman, Inc. d/b/a Corporate Technologies, and merged Ekman, Inc. into the newly formed surviving corporation, Corporate Technologies USA, Inc. (MBS).  MBS provided voice, data and video systems and services to business and government.  The MBS business segment was sold effective April 1, 2005.  The Company’s MDU segment (formally known as MCS) began in February 2000.  MDU provides voice, data and video services to multiple dwelling units, including apartment buildings, condominiums and time share resorts.  During 2004, the Company purchased video subscribers in a number of separate transactions, the largest one being the acquisition of Rainbow Satellite Group, LLC.  During 2004, the Company also purchased the stock of Minnesota Digital Universe, Inc. (MNMDU), which made the Company the largest master service operator in MDU’s for DirecTV satellite television in the United States.  During 2006 and 2007, the Company strategically sold certain assets at multiple dwelling properties where only video services were primarily deployed.  The Company continues to operate properties where multiple services were deployed.  To remain competitive, the Company in future periods intends to continue to own and operate properties at locations where multiple services can be deployed and manage properties where one or more services are deployed.  Consistent with that strategy, during 2006, 2007, and 2008 the Company expanded its servicing of third party clients (other system operators) through its call center.  At March 31, 2011, the Company had approximately 105,000 owned and managed subscriptions, with an additional 46,000 subscriptions supported by the call center.

During 2008, the Company became involved in the business of installing video services in single family homes by acquiring 51% of the outstanding stock of Multiband NC Incorporated (NC) (formerly Michigan Microtech, Incorporated (MMT), a former subsidiary of DTHC), a fulfillment agent for a national satellite television company, DirecTV, which specializes in the providing of satellite TV to single family homes.  This acquisition was followed up by the acquisition of an 80% interest in a group of companies that were former operating subsidiaries of DTHC (Multiband NE Incorporated (NE), Multiband SC Incorporated (SC), Multiband EC Incorporated (EC), Multiband DV Incorporated (DV) and Multiband Security Incorporated (Security)).  The Company also purchased an additional 29% ownership interest in Multiband NC Incorporated, of which it previously owned 51%, effective on January 2, 2009.  The remaining 20% of the DTHC operating entities were purchased in December 2009.

The Company’s website is located at: www.multibandusa.com.  The information on, or that may be accessed through, the Company’s website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

Accounts Receivable

The Company reviews customers' credit history before extending unsecured credit and establishes an allowance for uncollectible accounts based upon factors surrounding the credit risk of specific customers and other information.  For the MDU and HSP segments, the Company does have a concentration of credit risk with one customer (DirecTV) of 84.1% and 88.5% of accounts receivable at December 31, 2010 and December 31, 2009, respectively.  Invoices are due 30 days after presentation.  Accounts receivable over 30 days are considered past due.  The Company does not accrue interest on past due accounts receivable.  Receivables are written off only after all collection attempts have failed and are based on individual credit evaluation and specific circumstances of the customer.  Accounts receivable are shown net of an allowance for uncollectible accounts of approximately $112,000 and $810,000 at December 31, 2010 and 2009, respectively.

Multiband Consumer Industry Analysis and MDU Strategy

Our MDU segment offers video and, in some cases, data and voice to residents of multiple-dwelling units primarily throughout the Midwest and the Southeast.  Our primary competition in this market comes from the local incumbent providers of telephone and cable television services.  The leading competitors in these services are the former Bell System Companies such as Verizon Communications (Verizon) and Qwest Communications International, Inc. (Qwest) and national cable companies such as Comcast Corporation (Comcast) and Time Warner.  These regional and national rivals have significant resources and are strong competitors.  Nonetheless, we believe as a largely unregulated entity, we can be competitive on both price and service.

Regarding video services, we believe we provide a significant consumer benefit in that we are establishing private rather than public television systems, which allows us to deliver a package not laden with local "public access" stations that clog the basic service package.  In essence, we will be able to deliver a customized service offering to each property based upon pre-installation market research that we perform.  The pricing of our service is also untariffed, which allows for flexible and competitive "bundling" of services.

Regarding data services, the general concern among consumers is the quality of the connection and the speed of the download.  We believe our design provides the highest broadband connection speeds currently available.  The approach we market is "blocks of service."  Essentially, we deliver the same high bit rate service in small, medium and large packages, with an appropriate per unit cost reduction for those customers that will commit to a higher monthly expenditure.

We are currently marketing our services to MDU properties primarily throughout the Midwest and Southeast.  We will target properties that range from 50 to 150 units on a contiguous MDU property for television and internet access only.  We will survey properties that exceed 150 units for the feasibility of local and long distance telephone services.  We are initially concentrating on middle to high-end rental complexes.  We are also pursuing resort area condominiums.  We will pursue properties where improvements are being undertaken to reduce tenant turnover, relieve pricing pressures on rents and attract tenants from competing properties.  We believe most of these owners or managers are not interested in being "in the technology business" and will use the services that we are offering.  Various iterations of this package will allow the owners to share in the residual income stream from the subscriber base.

Number of MDU Units/Customers

At March 31, 2011, the Company had approximately 105,000 owned and managed subscriptions, with an additional 46,000 subscriptions supported by the call center.

Employees

As of March 31, 2011, Multiband Corporation employed 112 full-time employees, including 5 management employees, 36 finance personnel, 27 information technology employees, 11 employees in human resources, 13 in marketing and 20 employees in an operational support positions.  HSP employed 2,900 full-time employees consisting of 93 management employees, 41 operational support personnel, 183 customer service employees, 2,485 technicians and 98 warehouse employees.  As of that same date, MDU had 190 full-time employees, consisting of 14 in sales and marketing, 15 technicians, 151 in customer service and related support, 5 in management positions, 4 operational support personnel and 1 warehouse employee.

Approximately 27% of our employees are represented by 3 unions: Communication Workers of America (CWA); Chauffers, Teamsters, Warehousemen and Helpers Local Union No. 135 (Teamsters), and International Brotherhood of Electrical Workers, Local 103 (IBEW).  This labor force is covered by collective bargaining agreements that expire within five months (CWA, September 2011), two years (Teamsters, May 2013), and the IBEW contract, which expired in March 2011, is currently being renegotiated.  The Company utilizes a contractor base for seasonality and work overflow but it cannot be certain that it could cover all jobs during a work outage.

Properties

Multiband and its subsidiaries lease principal offices located at 9449 Science Center Drive, New Hope, Minnesota 55428 and 2000 44th Street SW, Fargo, ND 58103.  We have no foreign operations.  The New Hope office lease expires in 2013 and covers approximately 47,000 square feet.  The New Hope base rent ranges from $23,000 to $25,000 per month.  The Fargo office lease is made up of four separate leases expiring in 2011, 2013, 2014 and 2017 and covers approximately 18,000 square feet.  The Fargo total base rent is $18,000 per month.  Effective January 1, 2011 our HSP principal office is located at 801 East Industrial Drive, Mount Pleasant, MI.  This lease expires in 2014 and covers approximately 9,900 square feet with base rent of $3,000 per month.  All leases have provisions that call for the tenants to pay net operating expenses, including property taxes, related to the facilities.  All offices have office, warehouse and training facilities.  In addition, the Company leases warehouses in its various markets of operation to facilitate storage of inventory and technician interface.  These warehouses have lease terms ranging from month to month to five years in duration with lease terms expiring through 2015.  The base rents at these facilities range from $1,000 to $9,000 per month.  The Company considers its current facilities adequate for its current needs and believes that suitable additional space would be available as needed.

Legal Proceedings

The Company is subject to claims, regulatory processes and lawsuits that arise in the ordinary course of business.  The Company accrues for such matters when a loss is considered probable and the amount of such loss, or a range of loss, can be reasonably estimated.  The Company’s defense costs are expensed as incurred.  The Company has recorded $3.1 million and $9.3 million of accrued liabilities as of December 31, 2010 and 2009, respectively, for claims and known and potential settlements and legal fees associated with existing litigation.

The majority of the accrual related to claims for back overtime wages alleged in a number of cases filed between 2006 to 2008 entitled Lachiev v. JBM (S.D. Ohio); Davis v. JBM (S.D. Ohio); Gruchy v. DirecTech Northeast (D. Mass); Stephen v. Michigan Microtech (E.D. Mich); and In re DirecTECH Southwest, Inc. (E.D. La).  Effective December 31, 2009, the Company settled in principal all of these claims with the exception of Gruchy v. DirecTech Northeast.  While the Company and its predecessors denied the allegations underlying the lawsuits, it agreed to a settlement to avoid significant legal fees, the uncertainty of a jury trial, and other expenses and management time that would have to be devoted to protracted litigation.  As of December 31, 2009, the Company recorded a settlement of $6.7 million, net of imputed interest of $575,000 and including administration fees and estimated payroll taxes (see Note 2 to our audited consolidated financial statements for further discussion).  The aforementioned settlement was being paid in equal, monthly installments of $291,000 until December 2010 when the majority of the balance was paid off.  The remaining balance of the settlement as of December 31, 2010 is $355,000, which we expect to pay in 2011.  In December 2010, the Company settled the Gruchy case in principle for approximately $500,000, which will be paid during 2011.

In connection with the purchase of the operating subsidiaries of DTHC, the Company has the right to offset a portion of certain claims against the note to DTHC.  In relation to the settlement noted above, the Company offset $156,000 and $3.9 million during the years ended December 31, 2010 and 2009, respectively.  The Company has recorded a receivable of $352,000 and $1.0 million as of December 31, 2010 and 2009, respectively, which represents an estimate of the amount that will be recovered from DTHC including legal fees for the remaining litigation.

In December 2009, the US Department of Labor (DOL) sued various individuals that are either shareholders, directors, trustees and/or advisors to DTHC and its Employee Stock Ownership Plan (ESOP).  Multiband Corporation was not named in this complaint.  Various defendants in this matter have made requests to the Company for advancement or reimbursement of legal fees to defend the case.  Two of those Defendants, Robert Eddy and Woody Bilyeu, have filed suit against DTHC, Multiband and certain Multiband operating subsidiaries for reimbursement of said fees.  In an ancillary count, Bilyeu has also filed suit seeking acceleration of his promissory note with DTHC which totals approximately $9.4 million as of this writing.  The basis for these reimbursement requests are certain corporate indemnification agreements that were entered into by the former DTHC operating subsidiaries and Multiband itself.  To date, Multiband has denied all requests for indemnification of legal fees in this matter for, in part, the following reasons: 1) Similar indemnification agreements as the ones in question here were declared illegal under federal law by the Ninth Circuit Court of Appeals.; 2) the Company believes the primary remedy the DOL is seeking from the defendants is one of “disgorgement” from the individual DTHC shareholders; and 3) Multiband has no obligation to indemnify DTHC individual shareholder conduct.  Notwithstanding the above, the outcome of the matter is uncertain at present and the Company cannot definitively predict based on the current facts known to it, whether it ultimately will have any material expense in the matter.  As of December 31, 2010, the Company had accrued $1.9 million in connection with the reimbursement requests.

Additionally, the Company is subject to pending claims, regulatory processes and lawsuits for which losses are not probable and amounts cannot be reasonably estimated.  Those losses could ultimately be material to the Company’s financial position, results of operations and cash flows.

MANAGEMENT

Listed below is certain information concerning the Company’s directors and executive officers as of December 31, 2010.

Name	Age	Position	Director Since
James L. Mandel	54	Chief Executive Officer and Director	1998
Steven M. Bell	52	General Counsel, Chief Financial Officer and Director	1994
Henry Block	52	Vice President of Marketing	—
David Ekman	49	Chief Information Officer	—
Kent Whitney	51	Chief Operating Officer	—
Frank Bennett	53	Director	2002
Jonathan Dodge	64	Director	1997
Eugene Harris	46	Director	2004
Donald Miller	71	Chairman of the Board of Directors	2001

James Mandel has been the Chief Executive Officer and a Director of Multiband since October 1, 1998.  From October 1991 to October 1996, he was Vice President of Systems for Grand Casinos, Inc., a gaming company.  Mr. Mandel serves on the Board of Directors of New Market Technology, Inc., a global small business incubator, GeoSpan Corporation, a geospatial imaging company and Independent Multi-Family Communications Council, a national trade group for the private cable industry.  Among other attributes, skills and qualifications, the Board believes that Mr. Mandel is qualified to serve as a Director based on his long service to Multiband both as its Chief Executive Officer and as a Director, and his resulting deep familiarity with Multiband’s operations and its industry.  In addition, his prior executive management experience in the casino industry and his current experiences as a private company director of companies in industries different than Multiband’s industry provide the Board with a broad range of knowledge regarding management and operational strategies.

Steven M. Bell was General Counsel of Multiband from June 1985 through October 1994, at which time he also became Chief Financial Officer.  He is a graduate of the University of Minnesota and William Mitchell College of Law.  Among other attributes, skills and qualifications, the Board believes that Mr. Bell is qualified to serve as a Director based on his extensive service to Multiband as its General Counsel, Chief Financial Officer and as a Director, and his unique experience and knowledge of Multiband’s history, operations, and industry.  As the Chief Financial Officer, Mr. Bell also brings significant financial and legal expertise to the Board.

Henry Block has been the Vice President of Marketing since January 2008.  He served as President of Michigan Microtech, Inc., a former subsidiary of DirecTECH Holding Company, Inc. from 1980 to 2005.  Mr. Block continues to serve on the Board of Directors of DirecTECH Holding Company, Inc.

Dave Ekman is the Chief Information Officer of Multiband.  He founded a computer company that subsequently merged with Vicom, Incorporated, Multiband’s predecessor, in November 1999, at which time he joined Multiband.  He serves on the Board of Trustees of the North Dakota State University Development Foundation.

Kent Whitney is the Chief Operating Officer of Multiband.  He joined Multiband in 2004 as Vice President of Operations.  In 1994, Mr. Whitney became a DirecTV retail television receive-only dealer.  In 1996, he joined Pace Electronics, an electronics contract manufacturing company, and was General Manager and later Vice President.  In 1998, Mr. Whitney co-founded Minnesota Digital Universe (MNMDU), a current Multiband subsidiary.  Mr. Whitney has served on the Board of Directors of the Satellite Broadcasting & Communications Association and the Independent Multi-Family Communications Council.

Frank Bennett has been a Director of Multiband since 2002 and is the Chairman of Multiband’s Audit and Nominating Committees.  Mr. Bennett is President of Artesian Management, Inc., a private equity investment firm.  Prior to founding Artesian Management in 1989, he was a Vice President of Mayfield Corporation, a venture capital firm, and a Vice President of Corporate Finance of Piper Jaffray & Co. and a Vice President of Piper Jaffray Ventures, Inc.  Among other attributes, skills and qualifications, the Board believes that Mr. Bennett is qualified to serve as a Director and as Chairman of Multiband’s Audit Committee based on his financial expertise and knowledge of investment banking, finance and raising capital.  In particular, he has assisted management with structuring debt and equity offerings.  The Board also believes that Mr. Bennett is qualified to serve on the Nominating Committee based on the diverse experience he has gained at companies throughout his career and through his service on Multiband’s Board.

Jonathan Dodge has been a Director of Multiband since 1997 and is a member of the Audit and Compensation Committees.  He is a senior partner at Brunberg, Blatt and Company, an accounting firm.  Previously, he was a partner with McGladrey and Pullen, an accounting firm, and Dodge & Fox C.P.A.  Mr. Dodge is a member of the American Institute of Certified Public Accountants and the Minnesota Society of Certified Public Accountants for which he has served on the ethics and the tax conference committees.  He serves on four other boards in the Minneapolis-Saint Paul area.  Among other attributes, skills and qualifications, the Board believes that Mr. Dodge is qualified to serve as a Director and as a member of the Audit Committee based on his financial expertise as a certified public accountant, including his thorough understanding of financial statements, corporate accounting and finance, financial reporting and internal controls.  The Board also believes that Mr. Dodge is qualified to serve on the Compensation Committee based on his lengthy business experience and service on Multiband’s Board and on other, private company boards.

Eugene Harris has been a Director of Multiband since April 2004 and is Chairman of the Compensation Committee and a member of the Nominating Committee.  He is the Managing Member of Step Change Advisors, LLC, a portfolio management and financial consulting company.  Prior to forming Step Change Advisors, LLC, Mr. Harris was Chief Operating Officer of Fulcrum Securities and President of Fulcrum Advisory Services.  Mr. Harris joined Fulcrum in 2007 after spending four years at Flagstone Securities.  Mr. Harris joined Flagstone after 10 years as the majority shareholder of Eidelman, Finger, Harris & Co., a registered investment advisor.  Prior to joining Eidelman, Finger, Harris & Co., Mr. Harris held positions in general management and new business development for the Monsanto Company, an agricultural products company, from 1990 to 1994.  He also was an Associate Consultant with Bain and Co. from 1986 to 1988.  He is a Chartered Financial Analyst and is a member of the Financial Analysts Federation.  He serves on the Board of Directors of the Business Bank of St. Louis and Fulcrum Capital Corp.  Among other attributes, skills and qualifications, the Board believes that Mr. Harris is qualified to serve as a Director and to chair the Compensation Committee based on his financial expertise.  The Board also believes that Mr. Harris is qualified to serve on the Nominating Committee based on the significant management and operational experience gained throughout his career across a range of industries, and through his service on Multiband’s Board and on other, private company boards.

Donald Miller has been a Director of Multiband since September 2001 and is Chairman of the Board of Directors and a member of the Audit and Compensation Committees.  Mr. Miller worked for Schwan’s Enterprises from 1962 to 2007, primarily as Chief Financial Officer.  He serves on the Board of Directors of Schwan’s Enterprises and is the Chairman of the Finance Committee and a member of the Audit and Risk Committees.  Mr. Miller also serves on the Board of Directors of FoodShacks, Inc., a restaurant chain company and Webdigs, Inc., a real estate company, and is on the Audit Committee of Webdigs, Inc.  Among other attributes, skills and qualifications, the Board believes that Mr. Miller is qualified to serve as Chairman of the Board based on his extensive business experience, financial literacy and tenure with Multiband.  The Board also believes that Mr. Miller is qualified to serve on the Audit Committee due to his financial expertise, having served as the Chief Financial Officer of another company for several decades and his service on other audit committees, and that Mr. Miller is qualified to serve on the Compensation Committee due to his experience serving as a public and private company director.

The Company knows of no arrangements or understandings between a director and any other person pursuant to which any person has been selected as a director.  There is no family relationship between any of the directors or executive officers of the Company.

Equity Compensation Plan Information

The following table provides information as of December 31, 2010 about the Company's equity compensation plans.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)

Equity compensation plans approved by security holders	3,080,261	$2.66	16,919,739

Equity compensation plans not approved by security holders (1)	422,444	$4.03	0

TOTAL	3,502,705	$5.19	16,919,739

(1)	The Company’s Board has the authority to grant options and warrants to purchase shares of the Company’s common stock outside of any equity compensation plans approved by security holders.

RELATED PARTY TRANSACTIONS

On September 1, 2009, the Company entered into an unsecured short term promissory note in the amount of $800,000 with J. Basil Mattingly, Vice President of Business Development of the Company.  The balance at December 31, 2010 and 2009 was $115,000 and $745,000, respectively.  The note carries an interest rate of 4% per annum and payment of its remaining balance as of December 31, 2010 was extended to June 30, 2011.

On January 2, 2009, the Company entered into a promissory note (DTHC Note) in the amount of $40.2 million with DTHC, due January 1, 2013, bearing interest at an annual rate of 8.25% (subject to adjustment in the event of a default).  The note was subsequently adjusted by $6.3 million for an offsetting receivable which was on the Company’s books as of December 31, 2008.  This reduced the amount of this promissory note to $33.9 million.  The Company has the right to offset a portion of certain claims against the note to DTHC once those claims are resolved.  During the years ended December 31, 2010 and 2009, respectively, the Company offset $408,000 and $4.0 million of its claims against the outstanding balance.  The balance as of December 31, 2010 and 2009, respectively, was $29.4 million and $29.9 million respectively (see Notes 2 and 15 to our audited consolidated financial statements for further discussion).  The note is secured by the stock and assets of all of the DTHC operating entities.  On January 2, 2009, the Company also entered into a short-term non-interest bearing note of $500,000 which has not been paid (see Note 2 to our audited consolidated financial statements for further discussion).

Proceeds for the acquisition of US Install Inc. by the Company completed in February 2008 were obtained via an unsecured promissory note in the amount of $100,000 between the Company and Bas Mattingly Master, LLC, a trust controlled by J. Basil Mattingly, Vice President of Business Development of the Company.  The balance of this note was $50,000 and $100,000 at December 31, 2010 and 2009, respectively.  The note carries an interest rate of 7% per annum and was extended to June 30, 2011.

James Mandel, CEO of the Company, loaned DTHC $100,000 in a short-term unsecured subordinated note, paying simple interest monthly at 10% and due October 2008.  The loan was repaid in full in March 2010.

The Company has a receivable due from a DTHC with no defined terms.  The balance of this receivable was $518,000 at December 31, 2010 and 2009, respectively.

In connection with the purchase of the operating subsidiaries of DTHC, the Company has the right to offset a portion of certain claims against the note to DTHC.  The Company has recorded a receivable of $352,000 and $1.0 million as of December 31, 2010 and 2009, respectively, which represents an estimate of the amount that will be recovered from DTHC including legal fees for the remaining litigation.

In 2010, the Company redeemed 5,000 shares of preferred series E stock for $50,000 cash to director Eugene Harris.

In 2010, the Company redeemed 10,000 shares of preferred series E stock for $100,000 cash to director Frank Bennett.

In 2009, the Company issued 55,000 shares of preferred series E stock for $550,000 cash to director Eugene Harris.  In the years ended December 31, 2010 and 2009, respectively, the Company paid $94,000 and $19,000 of preferred stock dividends to this director.  Payment has been in the form of cash and warrants.

In 2009, the Company issued 155,000 shares of preferred series E stock in exchange for $50,000 cash and the conversion of a $1.5 million promissory note to director Frank Bennett.  In the years ended December 31, 2010 and 2009, respectively, the Company has paid $269,000 and $54,000 of preferred stock dividends to this director.  Payment has been in the form of cash, common stock and warrants.

The above transactions were approved by the disinterested members of the Company’s audit committee.

On May 26, 2009, the Company entered into a separate short-term loan with director Frank Bennett in the amount of $1.4 million.  This loan was paid in full on May 28, 2009.  The terms of the loan were approved by the disinterested members of the Company’s audit committee.

On April 15, 2009, the Company entered into an unsecured short term promissory note in the amount of $1.5 million with director Frank Bennett.  The note carried an interest rate of 6% with a 1% origination fee totaling $15,000, and was due May 15, 2009.  On May 4, 2009, the note was extended until June 15, 2009.  On June 15, 2009, the note was extended until June 14, 2011.  The terms of the loans were approved by the disinterested members of the Company’s audit committee.  On September 30, 2009, this note was effectively paid off with the issuance of 150,000 shares of preferred series E stock for $1.5 million to Frank Bennett.

The Company has a line of credit agreement with a bank that provides borrowings up to $50,000 (see Note 15 to our audited consolidated financial statements for further discussion).  This line of credit is guaranteed by J. Bas Mattingly, Vice President of Business Development of the Company.

The Company leases warehouse space from two individuals that have ownership via related trusts in DTHC.  DTHC owns 1,905,068 shares of common stock and all 100 shares of Multiband's series J preferred stock (which has a liquidation preference value of $10.0 million).  Lease payments amount to $4,000 per month plus expenses, expiring in December 2013.

Multiband and its subsidiaries lease principal offices located at 2000 44th Street SW, Fargo, ND 58013.  The Fargo base rate is $18,000 per month.  The Fargo property is owned in part by David Ekman, Chief Information Officer of the Company.

2008 Transactions with DTHC

In 2008, Multiband and DTHC performed certain management and information systems functions for one another pursuant to management consulting and employee leasing agreements.  These agreements terminated concurrent with the Company’s purchase of the former DTHC operating entities (Note 2 to our audited consolidated financial statements for further discussion).  During the year ended December 31, 2008, the Company received a selling, general and administrative expense credit of $1.3 million due to the reimbursement of direct expenses in relation to these management consulting agreements.

Prior to the purchase of certain of the operating subsidiaries of DTHC on January 2, 2009, the Company provided support center services to a then DirecTECH MDU (DTMDU) subsidiary of DTHC, currently Multiband MDU, Incorporated (MBMDU).  The Company recorded MDU segment revenue of $416,000 from DTMDU for the year ended December 31, 2008.  DTMDU was also one of the system operators in the MDU segment during 2008.  The Company recorded MDU segment revenue of $2.9 million and cost of products and services of $2.9 million for the year ended December 31, 2008 related to this system operator.

In 2008, the Company earned a performance bonus as part of the aforementioned management consulting agreement with DTHC of $1.4 million which was paid via reduction of the debt incurred in the acquisition of MMT (see Note 2 to our audited consolidated financial statements for further discussion).  The Company recorded this consulting income as part of other income and expense on the statement of operations because the income does not constitute the entity’s ongoing major or central operations.  The consulting income was not a reimbursement of direct expenses.

During 2008 and 2009, the Company acquired the operating subsidiaries of DTHC in three stages: (1) on March 1, 2008, it acquired a 51% interest in Michigan Microtech, Inc. from DTHC, (2) on January 2, 2009, the Company acquired an additional 29% interest in Michigan Microtech, Inc. and an 80% interest in the other operating subsidiaries of DTHC, and (3) on December 17, 2009 the Company acquired the remaining 20% interest in the operating subsidiaries of DTHC (see Note 2 to our audited consolidated financial statements for further discussion).

The following table is a condensed statement of operations for the year ended December 31, 2008, which presents the proforma financial results for the Company excluding all 2008 transactions with DTHC (unaudited, in thousands):

	Multiband Corporation (as filed)	Less: DTHC Related (unaudited)	Proforma (unaudited)
Revenues	$42,986	$(3,333)	$39,653
Cost of products and services (exclusive of depreciation and amortization)	28,426	(2,895)	25,531
Selling, general and administrative	10,500	750	11,250
Management consulting income	2,366	(2,366)	-

The Company also had receivable balances with various DTHC entities at December 31, 2008 of $7.7 million.  Of this amount, $5.8 million was subsequently offset in the first quarter of 2009 against the purchase price note used to acquire majority ownership of the operating subsidiaries of DTHC (Note 2 to our audited consolidated financial statements for further discussion).

Offering Related Transactions

In connection with this offering, we have agreed that DTHC’s existing registration rights will continue until its beneficial ownership of our shares is reduced to less than 10%, which rights include DTHC’s ability to demand registration of its shares of common stock, which could increase the supply of shares of our common stock in the market and result in a decline in the price of our shares.

In addition, we have agreed to elect or appoint a designee of DTHC as a member of our board of directors at its next board meeting, and such designee shall remain until both: i) the DTHC Note is repaid in full; and (ii) DTHC’s beneficial ownership is reduced to less than 10%.

PRINCIPAL AND SELLING SHAREHOLDER

The following table sets forth certain information with respect to the beneficial ownership of our outstanding common stock by (i) each of our executive officers; (ii) each of our directors; (iii) all of our executive officers and directors as a group; and (iv) each of those known by us to be beneficial owners of more than 5% of our common stock.

The percentage ownership information shown in the table is based upon, in the Prior to Offering column, 10,479,859 shares outstanding as of March 31, 2011 and in the After Offering column, the issuance of 3,094,932 shares in this offering, and conversion of the Series J Preferred Stock into 5,000,000 shares of common stock concurrent with this offering, for a total of 18,574,791.  The percentage ownership following the offering assumes none of the persons in the table below will purchase any shares in the offering.  Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of March 31, 2011 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.  The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.  Except as otherwise noted below, the address for each person or entity listed in the table is c/o Multiband Corporation, 9449 Science Center Drive, New Hope, Minnesota 55428.

	Beneficial Ownership Prior to Offering			Number of		Beneficial Ownership After Offering
Name	Number		Percent	Shares Offered		Number		Percent
Executive Officers and Directors
Steven M. Bell	260,813	(1)	2.45%	-		260,813	(1)	1.39%
Frank Bennett	398,381	(2)	3.76	-		398,381	(2)	2.13
Jonathan Dodge	103,644	(3)	*	-		103,644	(3)	*
David Ekman	420,583	(4)	3.98	-		420,583	(4)	2.25
Eugene Harris	187,995	(5)	1.78	-		187,995	(5)	1.01
James L. Mandel	577,281	(6)	5.29	-		577,281	(6)	3.04
Donald Miller	390,565	(7)	3.67	-		390,565	(7)	2.10
Henry Block	8,333		*	-		8,333		*
Kent Whitney	128,833	(8)	1.23	-		128,833	(8)	*
All directors and officers as a group (9 persons)	2,476,428	(9)	23.63	-		2,476,428	(9)	13.33

5% Shareholders
Special Situations Fund II QP, LP 527 Madison Avenue New York, NY 10022	1,004,145	(10)	9.80	-		1,004,145		5.41
DirecTECH Holding Company, Inc. 907 West Vernon Road Farwell, MI 48622	6,905,068	(11)	44.61	6,905,068	(12)	-	(12)	-	(12)
Harvey Poppel 110 El Mirasol Palm Beach, FL 33480	737,568	(13)	7.60	-		737,568	(13)	3.97

*  Indicates ownership of less than 1%.
(1)
Includes 148,850 shares of common stock subject to options that are exercisable within 60 days of the date of this table.  Mr. Bell's beneficial ownership also includes 6,250 shares of common stock owned by his spouse as to which Mr. Bell disclaims beneficial ownership.

(2)
Includes 117,404 shares of common stock subject to options and warrants that are exercisable within 60 days of the date of this table, 2,260 shares of common stock issued as a first quarter 2011 dividend on Class E Preferred Stock, and 2,187 shares of common stock to be delivered to satisfy the payable through May 30, 2011. Mr. Bennett owns 145,000 shares of the Company’s Class E Preferred Stock, however, these shares are not convertible into common stock of the Company.

(3)	Includes 74,555 shares of common stock subject to options that are exercisable within 60 days of the date of this table.
(4)
Includes 56,766 shares of common stock subject to options that are exercisable within 60 days of the date of this table and 109,000 Series C Preferred Shares convertible into 43,600 shares of common stock.

(5)
Includes 90,856 shares of common stock subject to options and warrants that are exercisable within 60 days of the date of this table.  Mr. Harris also owns 50,000 shares of the Company’s Class E Preferred Stock, however, these shares are not convertible into common stock of the Company.

(6)	Includes vested options to purchase 441,889 shares of common stock.
(7)	Includes 166,955 shares of common stock subject to options and warrants that are exercisable within 60 days of the date of this table.
(8)	Includes 33,333 shares of common stock subject to options that are exercisable within 60 days of the date of this table.
(9)	See footnotes 1 through 8 above.
(10)
The number of shares indicated is based on information reported to the Securities and Exchange Commission in a Schedule 13G filed by Austin W. Marxe and David M. Greenhouse on February 11, 2011, and reflects beneficial ownership as of December 31, 2010. Austin W. Marxe (“Marxe”) and David M. Greenhouse (“Greenhouse”) are the controlling principals of AWM Investment Company, Inc. (“AWM”), the general partner of MGP Advisers Limited Partnership (“MGP’), the general partner of Special Situations Fund III QP,L.P. (“SSFQP”).  AWM serves as the investment adviser to SSFQP. Marxe and Greenhouse share sole voting and investment power over 1,004,145 shares of Common Stock owned by Special Situations Fund III QP, L.P.

(11)
Information based on Form 4 filed with the Securities and Exchange Commission on April 13, 2011. Includes 100 shares of Series J Preferred Stock which are convertible into 5,000,000 shares of common stock and 98,630 shares of common stock that were issued April 11, 2011 to satisfy the first quarter dividend payable on the Series J Preferred Stock. Includes 1,490,000 shares pledged to Huntington National Bank as collateral for a loan to DTHC. The DTHC Employee Stock Ownership Trust (“ESOT”) owns 55% of the outstanding common stock of DTHC.  In addition, J. Basil Mattingly owns 20% of the outstanding common stock of DTHC and is a DTHC director. The ESOT and NorthStar Trust Company, sole trustee of the ESOT, have shared voting and investment power over 1,905,068 shares of common stock but disclaim beneficial ownership except to their pecuniary interest therein.

(12)	Assumes conversion of 100 shares of Multiband Series J Preferred Stock into 5,000,000 shares of Multiband common stock, which will occur upon closing of this offering.
(13)
The number of shares indicated is based on information reported to the Securities and Exchange Commission in a Schedule 13G filed on February 14, 2011, and reflects beneficial ownership as of December 31, 2011, by Harvey L. Poppel on behalf of: Harvey L. Poppel 2002 Trust, Harvey L. Poppel IRA, Emily A. Poppel 2002 Trust, Emily A. Poppel IRA, and Poptech, LP Family Limited Partnership. Harvey L. Poppel expressly disclaims status as a group. The Harvey L. Poppel 2002 Trust has shared voting power over 37,568 shares and the following have shared voting power over 737,568 shares: Harvey L. Poppel IRA, Emily A. Poppel 2002 Trust, Emily A. Poppel IRA, and Poptech, LP a Family Limited Partnership controlled by Harvey L. and Emily A. Poppel who are the sole members of Poptech, LLC (“Poptech, LP”). Poptech, LLC is the sole General Partner of Poptech, LP.  Poptech, LLC does not directly own any securities of the Issuer. The following have shared investment power over 737,568 shares: Harvey L Poppel 2002 Trust, Harvey L. Poppel IRA, Emily A. Poppel 2002 Trust, Emily A. Poppel IRA, and Poptech, LP. Poptech, LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Registrant held by Poptech, LP but disclaims beneficial ownership except to their pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

General

The articles of incorporation of Multiband, as amended, authorize Multiband to issue 100,000,000 shares of capital stock, which have no par value.  However, the shares have a par value of one cent per share for the purpose of a statute or regulation imposing a tax or fee based upon the capitalization of a corporation.  As of March 31, 2011, there were 10,479,859 shares of common stock outstanding, 15,000,000 shares of common stock reserved for issuance through restricted stock, non-qualified stock option awards and incentive stock option awards, 5,000,000 shares reserved for issuance through stock option awards of common stock to non-employee directors, 422,444 shares of common stock reserved for issuance under outstanding warrants, 5,244,471 shares of common stock issuable upon the conversion of shares of our Classes A through J cumulative convertible Preferred Stock and 9,300 shares upon conversion of a note payable.

Common Stock

Holders of common stock are entitled to one vote per share in all matters to be voted upon by shareholders.  There is no cumulative voting for the election of directors, which means that the holders of shares entitled to exercise more that 50% of the voting rights in the election of directors are able to elect all of the directors.  Multiband’s articles of incorporation provide that holders of the Company’s common stock do not have preemptive rights to subscribe for and to purchase additional shares of common stock or other obligations convertible into shares of common stock which may be issued by the Company.

The Company's Board of Directors has not declared any dividends on our common stock since inception, and does not intend to pay out any cash dividends on our common stock in the foreseeable future.  We presently intend to retain all earnings, if any, to provide for our growth.  The payment of cash dividends in the future, if any, will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, our financial condition and other factors deemed relevant by our Board of Directors.  Assuming the closing of the offering and the transactions contemplated thereby, in the event of any liquidation, dissolution or winding up of Multiband, and subject to the preferential rights of the holders of the Class A Preferred, Class C Preferred, Class D Preferred, Class F Preferred, Class G Preferred, Class H Preferred and Class I Preferred, the holders of the common stock will be entitled to receive a pro rata share of the net assets of Multiband remaining after payment or provision for payment of the debts and other liabilities of Multiband.

All of the outstanding shares of common stock are fully paid and non-assessable.  Holders of common stock of Multiband are not liable for further calls or assessments.

Preferred Stock

This section describes the general terms and provisions of our preferred stock.  A certificate of designation that contains the terms of each class or series of preferred stock has been filed with the State of Minnesota and the SEC each time we issued a new class or series of preferred stock.  Each certificate of designation establishes the number of shares included in a designated class or series and fixes the designation, powers, privileges, preferences and rights of the shares of each class or series as well as any applicable qualifications, limitations or restrictions.

Our board of directors has been authorized to provide for the issuance of various series of preferred stock without the approval of shareholders.  With respect to each class or series of our preferred stock, our board of directors has the authority to fix the following terms, among others:

•	the designation of the series;
•	the number of shares within the series;
•	whether dividends are cumulative and, if cumulative, the dates from which dividends are cumulative;
•	the rate of any dividends, any conditions upon which dividends are payable, and the dates of payment of dividends;
•	whether interests in the shares of preferred stock will be represented by depositary shares;
•	whether the shares are redeemable, the redemption price and the terms of redemption;
•	the amount payable for each share if we dissolve or liquidate;
•	whether the shares are convertible or exchangeable, the price or rate of conversion or exchange, and the applicable terms and conditions;
•	any restrictions on issuance of shares in the same series or any other series;
•	voting rights applicable to the series of preferred stock; and
•	any other rights, priorities, preferences, restrictions or limitations of such series.

Holders of shares of preferred stock will be subordinate to the rights of our general creditors.  Shares of our preferred stock that we issue in accordance with their terms will be fully paid and non-accessible, and will not be entitled to preemptive rights unless specified in the applicable certificate of designation.

The following chart summarizes certain terms of our outstanding preferred stock as of March 31, 2011.  The certificate of designation for each series should be carefully reviewed to determine exact rights and preferences of each class.

Class/ Series	Date of Issuance	Shares Out- standing(1)	Annual Dividend Rate	Ratio of Shares issued upon conversion(2)	Present Total Number of Shares Issuable Upon Conversion		Liquidation Preference	Redeemable by Company

A	12/98	14,171	8% payable quarterly	1 share	14,171		$141,170	Yes(4)
C	6/00	112,000	10% payable quarterly	.40 share	44,800		1,120,000	Yes(5)
E	9/02	195,000	15% payable quarterly	-	—		1,950,000	Yes(5)
F	6/04	150,000	10% payable quarterly	1 share	150,000		1,500,000	Yes(5)
G	9/04	10,000	8% payable quarterly	1.25 shares	12,500		100,000	—
H	11/04	1.15	6% payable semi-annually(3)	$5.00/share	23,000		115,000	Yes(6)(7)
J	12/09	100	8% payable quarterly(8)	50,000 shares	—	(8)	$10,000,000	No(7)
					244,471

(1)	All preferred stock is non-voting.
(2)	Preferred shares are convertible at any time. Figures are adjusted for a 1-for-5 reverse stock split of the Company’s common stock, effective August 7, 2007.
(3)	Dividends payable in common stock at a fixed rate of $1.00 per share.
(4)	Redeemable at $10.50 per share in accordance with the terms and conditions of the preferred stock certificate of designation.
(5)	Redeemable at $10.00 per share whenever the Company’s common stock price exceeds certain defined criteria and other terms and conditions of the preferred stock certificate of designation.
(6)	Redeemable at $100,000 per share in accordance with the terms and conditions of the preferred stock certificate of designation.
(7)	Redeemable at option of holder in accordance with the terms and conditions of the preferred stock certificate of designation.

(8)
Dividends are payable in cash or common stock at the Company’s sole discretion at a fixed rate of $2.00 per share; provided that the total number of shares that can be paid in such dividends may not exceed 750,000 shares.  Assumes all series J shares will be converted upon completion of this offering.

The single Class F shareholder, at its sole discretion pursuant to a put option, can force the Company to redeem up to 50,000 Class F Preferred Shares (the equivalent of $500,000 worth).  This has been redeemed already.  Class H shareholders have the right to convert all or a portion of preferred shares upon the occurrence of a major transaction or triggering event as defined in the agreement and Multiband has the sole option to pay the redemption price in cash or shares of the Company’s common stock.  Class J shares have forced redemption rights at par, upon the occurrence of a major transaction or triggering event as defined in the agreement.  Classes G and J have no redemption “call” price.  Upon Multiband's call for redemption, the holders of the preferred stock called for redemption will have the option to convert each share of preferred stock into shares of common stock until the close of business on the date fixed for redemption, unless extended by Multiband in its sole discretion.  Preferred stock not converted would be redeemed.

Our ability to issue preferred stock, or rights to purchase such shares, could discourage an unsolicited acquisition proposal.  For example, we could impede a business combination by issuing a series of preferred stock containing, among other rights and preferences, class voting rights that would enable the holders of such preferred stock to block a business combination transaction.  Alternatively, we could facilitate a business combination transaction by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the shareholders.  Additionally, under certain circumstances, our issuance of preferred stock could adversely affect the voting power of the holders of our common stock.  Although our board of directors is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our shareholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over prevailing market prices of such stock.  Our board of directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.

Restricted Stock, Options and Warrants

As of March 31, 2011, 271,463 unvested restricted stock grants with a weighted average grant date fair value of $2.12 were outstanding.  These restricted stock awards generally vest over three years based on service criteria.

As of March 31, 2011, there were 2,973,698 shares of common stock issuable upon the exercise of outstanding stock options (of which 1,052,859 are exercisable) at a weighted average exercise price of $2.75 per share.

As of March 31, 2011, 422,444 shares of common stock issuable upon the exercise of outstanding warrants (all of which are exercisable) at a weighted average exercise price of $4.03 per share.

Anti-Takeover Effects of Certain Provisions of Minnesota Law

Certain provisions of Minnesota law described below could have an anti-takeover effect.  These provisions are intended to provide management flexibility, to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage an unsolicited takeover if our board of directors determines that such a takeover is not in our best interests or the best interests of our shareholders.  However, these provisions could have the effect of discouraging certain attempts to acquire us that could deprive our shareholders of opportunities to sell their shares of our stock at higher values.

Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisitions of our stock (from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding.  Section 302A.671 requires approval of any such acquisition by a majority vote of our shareholders prior to its closing.  In general, shares acquired in the absence of such approval are denied voting rights and are redeemable by us at their then-fair market value within 30 days after the acquiring person has failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.

Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by us, or any of our subsidiaries, with an interested shareholder, which means any shareholder that purchases 10% or more of our voting shares within four years following such interested shareholder’s share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder’s share acquisition date.

Indemnification of Certain Persons

Minnesota law provides that we may, under certain circumstances and subject to certain limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses.  Any such person may also be entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

Limitations on Director Liability

Our articles of incorporation limit personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by Minnesota law.  Such provisions eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director’s duty of loyalty to us or our shareholders, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct or knowing violation of law, liability based on payments of improper dividends, liability based on a transaction from which the director derives an improper personal benefit and liability for acts occurring prior to the date such provision was added.  Any amendment to or repeal of such provisions will not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Corporate Stock Transfer.

Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol “MBND.”

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares of common stock listed opposite their names below.  The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option we describe below.  The purchase agreement also provides that if the underwriters default, this offering of our securities may be terminated.

Underwriters	Number of Shares
Craig-Hallum Capital Group
Northland Capital Markets

Total	10,000,000

The underwriters have advised us that they propose to offer the shares of common stock to the public at $                 per share.  The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $           per share.  The underwriters may allow and the dealers may re-allow a concession of not more than $           per share on sales to certain other brokers and dealers.  After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an aggregate of 1,500,000 additional shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table below.  The selling shareholder will not participate in the over-allotment option.  The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any.  To the extent the underwriters exercise the option, each underwriter will become severally obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table summarizes the underwriting discounts that we and the selling shareholder will pay to the underwriters.  These amounts are shown assuming both no exercise and full exercise of the over-allotment option.  In addition to the underwriting discount, we have agreed to pay up to $125,000 of the fees and expenses of the underwriters, which may include up to $125,000 of the fees and expenses of counsel to the underwriters.  The fees and expenses of the underwriters that we have agreed to reimburse are not included in the underwriting discounts set forth in the table below.

The underwriters have not received and will not receive from us or the selling shareholder any other item of compensation or expense in connection with this offering considered by the Financial Industry Regulatory Authority to be underwriting compensation under its rule of fair price. The underwriting discount was determined through an arms’ length negotiation between us, the selling shareholder and the underwriters.

	Total with no over-allotment	Total with over-allotment
Underwriting discount to be paid to the underwriters by us
Underwriting discount to be paid to the underwriters by the selling shareholder

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be $390,000.  This includes $125,000 of fees and expenses of the underwriters.  These expenses are payable by us.

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Multiband and each of our directors, executive officers and the selling shareholder have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 90 to 180 days after the date of this prospectus.  We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Craig-Hallum Capital Group.  These “lock-up” agreements provide exceptions for (i) sales to underwriters pursuant to the purchase agreement, (ii) sales in connection with the exercise of options granted and (iii) certain other exceptions.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering.  Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us and the selling stockholder.  The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters.  In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids.  If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise.  The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market.  The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock.  The magnitude or effect of any stabilization or other transactions is uncertain.  These transactions may be effected on the NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.
In connection with this offering, the underwriters (and selling group members) may also engage in passive market making transactions in the common stock on the NASDAQ Capital Market.  Passive market making consists of displaying bids on the NASDAQ Capital Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow.  Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid.  Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates.  In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisors.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

Northland Capital Markets is the trade name for certain capital markets and investment banking services of Northland Securities, Inc., member FINRA/SIPC.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Winthrop & Weinstine, P.A., Minneapolis, Minnesota.  The underwriters have been represented in connection with this offering by Faegre & Benson LLP, Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 included herein have been included in reliance on the report of Baker Tilly Virchow Krause, LLP, an independent registered public accounting firm, which is included herein and given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference certain of our publicly filed documents into this prospectus, which means that important information included in these publicly filed documents is considered part of this prospectus.  The following documents, which we have filed with the SEC, are incorporated in this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2010;
•	our Current Report on Form 8-K filed on April 21, 2011; and
•	the description of our common stock contained in our Registration Statement on Form 10.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a later statement contained herein or in any other document incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the earlier statement.  Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide at no cost to each person, including any beneficial owner, to whom this prospectus is delivered, upon oral or written request of such person, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus, but not delivered with the prospectus, other than exhibits to these other documents (unless these exhibits are specifically incorporated by reference into these documents).  We will furnish any exhibit upon the payment of a specified reasonable fee, which fee will be limited to our reasonable expenses in furnishing such exhibit.  Requests for copies should be directed to:

Secretary
Multiband Corporation
9449 Science Center
New Hope, Minnesota 55428
Telephone: (763) 504-3000

These documents may also be accessed through our internet web site at www.multibandusa.com or as described under "Where You Can Find More Information."

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus.  This prospectus does not contain all of the information included in the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC.  For further information pertaining to us and the common stock to be sold in this offering, you should refer to the registration statement and its exhibits.  Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference.  We are subject to the informational requirements of the Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC.

You can read the registration statement and our filings with the SEC over the Internet at the SEC's website at www.sec.gov.  You may request copies of the filing, at no cost, by telephone at (763) 504-3000 or by mail at Multiband Corporation, 9449 Science Center Drive, New Hope, Minnesota 55428.  You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

10,000,000 Shares

Common Stock

PROSPECTUS

Craig-Hallum Capital Group

Northland Capital Markets

, 2011

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table lists the costs and expenses payable by the Registrant in connection with the sale of the common stock covered by this prospectus other than any sales commissions or discounts.  All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$5,141
FINRA fee	2,198
Blue Sky fees and expenses	500
Legal fees and expenses	315,000
Accounting fees and expenses	50,000
Printing expenses	14,000
Transfer agent fees	3,000
Miscellaneous fees and expenses	161
Total	$390,000

Item 14.  Indemnification of Directors and Officers

Section 302A.521 of the Minnesota Statutes empowers a Minnesota corporation to indemnify its officers and directors and certain other persons to the extent and under the circumstances set forth therein.

Article VII of the Registrant's Articles of Incorporation eliminates the liability of directors of the Registrant to the Registrant or its shareholders for monetary damages for breach of fiduciary duty except for any breach of a director's duty of loyalty to the Registrant or its shareholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, under Sections 302A.559 of the Minnesota Statutes (relating to illegal distributions) or Section 80A.76 of the Minnesota Statutes (relating to securities law violations), for any transaction from which the director derived an improper personal benefit; or for any act or omission occurring prior to May 22, 1987, which is the date that this provision in the Registrant's Articles became effective.

The above discussion of Section 302A.521 and of the Registrant's Articles of Incorporation is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Articles of Incorporation.

Item 15: Recent Sales of Unregistered Securities

During the last three years the registrant has issued various securities that were not registered under the Securities Act.  The securities were offered and sold by us in reliance upon the exemptions provided under Section 4(2) under the Securities Act relating to sales not involving any public offering, and/or Rule 506 of Regulation D under the Securities Act.  The certificates representing the securities sold bear a restrictive legend that prohibits transfer without registration or an applicable exemption.  All purchasers signed agreements stating that they were purchasing for investment purposes only in which contain restrictions on the transfer of the securities sold.

During 2011, the Company issued 13,327 shares of common stock worth $45,000 to Mr. Frank Bennett, a director, in lieu of payment for dividends on Class E preferred stock.

During 2011, the Company issued 199,452 shares of common stock worth $399,000 to Directech Holding Co., Inc. in lieu of payment for dividends on Class J preferred stock.

In April 2011, the Company issued 8,333 shares of common stock worth $15,000 to Mr. Henry Block, Vice President of Marketing, as a result of the exercise of a non-qualified stock option.

During the three month period ended March 31, 2011, the Company issued 11,067 shares of common stock worth $33,000 to Mr. Frank Bennett, a director, in lieu of payment for dividends on Class E preferred stock.

In February 2011, the Company issued 15 shares of common stock worth $75 in lieu of payment for dividends on Class H preferred stock.

In March 2011, the Company issued 12,500 shares of common stock worth $24,000 to Mr. James Mandel, CEO as a result of the exercise of a non-qualified stock option.

During 2011, the Company issued 1,994 shares of common stock worth $16,000 as a result of the conversion of Series G preferred stock.

During 2011, the Company issued 1,660 shares of common stock worth $8,000 as a result of the conversion of Series H preferred stock.

During 2010, the Company issued a total of 60,048 shares of common stock at various times worth a total of $114,000 to Mr. Frank Bennett, a director, in lieu of payment for dividends on Class E preferred stock.

During 2010, the Company issued a total of 315,616 shares of common stock at various times worth a total of $631,000 to DirecTECH Holding Company, Inc., in lieu of payment for dividends on Class J preferred stock.

In October 2010, the Company issued 20,000 shares of common stock worth $52,000 in lieu of payment for investor relation services.

In August 2010, the Company issued 103,164 shares of common stock worth $181,000 in connection with a purchase agreement entered into with Lincoln Park Capital Fund, LLC.

In June 2010, the Company issued 5,000 shares of common stock worth $10,000 in lieu of payment for consulting services.

In April 2010, the Company issued 12,000 shares of common stock worth $24,000 in connection with the acquisition of Hyatt Tech Systems.

I

In January 2010, the Company issued 50,000 shares of common stock worth $100,000 in lieu of payment for board of director services.

During 2009, the Company issued a total of 9,426 shares of common stock at various times worth a total of $19,000 to Mr. Frank Bennett, a director, in lieu of payment for dividends on Class E preferred stock.

In December 2009, the Company issued 3,333 shares of common stock worth $17,000 in connection with the conversion of notes payable.

In December 2009, the Company issued 1,667 shares of common stock worth $8,000 in connection with the conversion of Class H preferred stock from an investor.

In October 2009, the Company issued 100,000 shares of common stock worth $193,000 in connection with the conversion of notes payable.

In October 2008, the Company issued 37,880 shares of common stock worth $102,000 in connection with the acquisition of US Install.

In August 2008, the Company issued 75,000 shares of common stock worth $128,000 in lieu of payment for consulting services.

In June 2008, the Company issued 22,500 shares of common stock worth $24,000 in connection with the issuance of restricted stock to Company executives.

In June 2008, the Company issued 6,250 shares of common stock worth $50 in connection with the conversion of Class G preferred stock from various investors.

Preferred Stock

In December 2009, the Company issued 100 shares worth $10,000,000 of Class J preferred stock.

In December 2009, $8,000 worth of Class H preferred stock from various shareholders was converted into common stock at a price of $10.00 per share.

In December 2009, the Company issued 10,000 shares worth $100,000 of Class E preferred stock.

In November 2009, the Company issued 10,000 shares worth $100,000 of Class E preferred stock to two different shareholders.

In September 2009, the Company issued 150,000 shares worth $1,500,000 of Class E preferred stock.

In September 2009, the Company issued 50,000 shares worth $500,000 of Class E preferred stock.

In June 2008, $50,000 worth of Class G preferred stock from various shareholders was converted into common stock at a price of $10.00 per share.

The following chart summarizes certain terms of our outstanding preferred stock as of March 31, 2011.  The certificate of designation for each series should be carefully reviewed to determine exact rights and preferences of each class.

Class/ Series	Date of Issuance	Shares Out- standing(1)	Annual Dividend Rate	Ratio of Shares issued upon conversion(2)	Present Total Number of Shares Issuable Upon Conversion		Liquidation Preference	Redeemable by Company

A	12/98	14,171	8% payable quarterly	1 share	14,171		$141,170	Yes(4)
C	6/00	112,000	10% payable quarterly	.40 share	44,800		1,120,000	Yes(5)
E	9/02	195,000	15% payable quarterly	-	—		1,950,000	Yes(5)
F	6/04	150,000	10% payable quarterly	1 share	150,000		1,500,000	Yes(5)
G	9/04	10,000	8% payable quarterly	1.25 shares	12,500		100,000	—
H	11/04	1.15	6% payable semi-annually(3)	$5.00/share	23,000		115,000	Yes(6)(7)
J	12/09	100	8% payable quarterly(8)	50,000 shares	—	(8)	$10,000,000	No(7)
					244,471
(1)	All preferred stock is non-voting.
(2)	Preferred shares are convertible at any time. Figures are adjusted for a 1-for-5 reverse stock split of the Company’s common stock, effective August 7, 2007.

II

(3)	Dividends payable in common stock at a fixed rate of $1.00 per share.
(4)	Redeemable at $10.50 per share in accordance with the terms and conditions of the preferred stock certificate of designation.
(5)	Redeemable at $10.00 per share whenever the Company’s common stock price exceeds certain defined criteria and other terms and conditions of the preferred stock certificate of designation.
(6)	Redeemable at $100,000 per share in accordance with the terms and conditions of the preferred stock certificate of designation.
(7)	Redeemable at option of holder in accordance with the terms and conditions of the preferred stock certificate of designation.
(8)
Dividends are payable in cash or common stock at the Company’s sole discretion at a fixed rate of $2.00 per share; provided that the total number of shares that can be paid in such dividends may not exceed 750,000 shares.  Assumes all series J shares will be converted upon completion of this offering.

The single Class F shareholder, at its sole discretion pursuant to a put option, can force the Company to redeem up to 50,000 Class F Preferred Shares (the equivalent of $500,000 worth).  This has been redeemed already.  Class H shareholders have the right to convert all or a portion of preferred shares upon the occurrence of a major transaction or triggering event as defined in the agreement and Multiband has the sole option to pay the redemption price in cash or shares of the Company’s common stock.  Class J shares have forced redemption rights at par, upon the occurrence of a major transaction or triggering event as defined in the agreement.  Classes G and J have no redemption “call” price.  Upon Multiband's call for redemption, the holders of the preferred stock called for redemption will have the option to convert each share of preferred stock into shares of common stock until the close of business on the date fixed for redemption, unless extended by Multiband in its sole discretion.  Preferred stock not converted would be redeemed.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

1.1*	Form of Underwriting Agreement
2.1	Asset Purchase Agreement by and between Vicom, Inc. and Enstar Networking Corporation dated December 31, 1998 (1)
2.2	Agreement and Plan of Merger by and among Vicom, Inc. and Ekman, Inc. dated December 29, 1999 (2)
2.3	Asset Purchase Agreement between Vicom Systems LLC, Multiband Corporation and Corporate Technologies USA, Inc. dated effective as of March 31, 2005 (3)
3.1*	Articles of Incorporation of Multiband Corporation, as amended
3.2*	Bylaws of Multiband Corporation
4.1*
Certificate of Designation of the Relative Rights, Restrictions and Preferences of 8% Class A Cumulative Convertible Preferred Stock and 10% Class B Cumulative Convertible Preferred Stock dated December 9, 1998

4.2*	Certificate of Designation of the Relative Rights, Restrictions and Preferences of 10% Class C Cumulative Convertible Stock dated June 14, 2000
4.3*	Certificate of Designation of the Relative Rights, Restrictions and Preferences of 14% Class D Cumulative Convertible Preferred Stock dated November 17, 2000
4.4*	Certificate of Designation of the Relative Rights, Restrictions and Preferences of 15% Class E Preferred Stock dated September 18, 2002 (as amended on September 29, 2009)
4.5	Certificate of Designation of the Relative Rights, Restrictions and Preferences of 10% Class F Convertible Preferred Stock dated June 29, 2004 (4)
4.6	Certificate of Designation of the Relative Rights, Restrictions and Preferences of 8% Class G Convertible Preferred Stock dated September 3, 2004 (as amended on September 20, 2004)(5)
4.7*	Certificate of Designation of the Relative Rights and Preferences of Series H Convertible Preferred Stock dated November 16, 2004
4.8*	Certificate of Designations of Preferences and Rights of Series I Convertible Preferred Stock dated February 1, 2005
4.9*	Certificate of Designations of Preferences and Rights of Series J Convertible Preferred Stock dated December 14, 2009
4.10	Securities Purchase Agreement by and between Vicom, Incorporated and each of the purchasers that are signatories thereto dated September 18, 2003 (6)
4.11	Secured Convertible Term Note of Vicom, Incorporated to Laurus Master Fund, Ltd. dated November 26, 2003 (7)

III

Exhibit No.	Description
4.12	Note Purchase Agreement by and between Multiband Corporation and each of the purchasers that are signatories thereto dated November 12, 2004 (8)
4.13*	Warrant to Subscribe for and Purchase Common Stock of Multiband Corporation held by Convergent Capital Partners II, L.P. dated May 27, 2009.
5.1*	Form of Opinion of Winthrop & Weinstine, P.A.
10.1	Debenture by and between Corporate Technologies USA, Inc. and Convergent Capital Partners I, L.P. dated March 9, 2000 (9)
10.2	First Supplement to Debenture Purchase Agreement by and between Corporate Technologies USA, Inc., and Convergent Capital Partners I, L.P. dated July 11, 2000 (10)
10.3
Debenture Purchase Agreement by and among Multiband NE Incorporated, Multiband SC Incorporated, Multiband EC Incorporated, Multiband NC Incorporated, Multiband DV Incorporated and Convergent Capital Partners II, L.P. dated May 26, 2009 (11)

10.4	Corporate Technologies Dealer Agreement with Siemens Enterprise Networks dated December 14, 2001 (12)
10.5	Acquisition Agreement by and between Minnesota Digital Universe, Inc. and Vicom, Incorporated dated April 2, 2004 (13)
10.6
LLC Membership Interest Purchase Agreement by and between Vicom, Incorporated and Mark S. Golub, David S. Golub, Evgueni Lvov, Kathleen B. Curry and William E. Curry, Jr. (the owners of Rainbow Satellite Group, LLC) dated June 29, 2004 (14)

10.7	Asset Purchase Agreement between Multiband Corporation and Consolidated Smart Broadband Systems dated October 19, 2006 (15)
10.8	Asset Purchase Agreement between MDU Communications (USA) Inc. and Multiband Corporation dated July 19, 2007 (16)
10.9	Supplemental Agreement and Plan of Share Exchange between Multiband Corporation, DirecTECH Holding Company, Inc and Michigan Microtech, Inc. dated January 25, 2008 (17)
10.10	Stock Purchase Agreement between Multiband Corporation and DirecTECH Holding Company, Inc. dated November 3, 2008 (18)
10.11	First Amendment to Stock Purchase Agreement by and between Multiband Corporation and DirecTECH Holding Company, Inc. dated December 30, 2008 (19)
10.12*	Registration Rights Agreement between Multiband Corporation and DirecTECH Holding Company, Inc. dated January 2, 2009
10.13*	Management Rights Agreement between Multiband Corporation and DirecTECH Holding Company, Inc. dated January 2, 2009
10.14*	Loan and Stock Pledge Agreement between Multiband Corporation and DirecTECH Holding Company, Inc. dated January 2, 2009
10.15	Stock Purchase Agreement between Multiband Corporation and Lincoln Park Capital Fund, LLC dated August 3, 2010 (20)
10.16	Registration Rights Agreement between Multiband Corporation and Lincoln Park Capital Fund, LLC dated August 3, 2010 (21)
10.17**	Employment Agreement of James Mandel (22)
10.18**	Employment Agreement of Steven Bell (23)
10.19**	Employment Agreement of J. Basil Mattingly (24)
10.20**	Amendment to Employment Agreement of J. Basil Mattingly (25)
10.21**	1999 Stock Compensation Plan, as amended (26)

IV

Exhibit No.	Description
10.22**	2000 Non-Employee Director Stock Compensation Plan, as amended (27)
21.1*	List of subsidiaries of the Company
23.1*	Consent of Baker Tilly Virchow Krause, LLP
23.2*	Consent of Winthrop & Weinstine, P.A.
24.1*	Power of Attorney (included on signature page)

*	Filed herewith.
**	Indicates a management contract or compensatory plan or arrangement.
(1)	Incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 10, as amended, filed April 7, 2000.
(2)	Incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form 10, as amended, filed April 7, 2000.
(3)	Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed April 7, 2005.
(4)	Incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.
(5)	Incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.
(6)	Incorporated by reference to Exhibit 16.1 to the Company’s Current Report on Form 8-K, filed September 24, 2003.
(7)	Incorporated by reference to Exhibit 16.1 to the Company’s Current Report on Form 8-K, filed December 16, 2003.
(8)	Incorporated by reference to the Company’s Current Report on Form 8-K, filed November 19, 2004.
(9)	Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form 10, as amended, filed April 7, 2000.
(10)	Incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1, filed August 11, 2000.
(11)	Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed June 2, 2009.
(12)	Incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001.
(13)	Incorporated by reference to Exhibit 7.1 to the Company’s Current Report on Form 8-K, filed June 9, 2004.
(14)	Incorporated by reference to Exhibit 7.1 to the Company’s Current Report on Form 8-K, filed July 9, 2004.
(15)	Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed October 24, 2006.
(16)	Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed July 25, 2007.
(17)	Incorporated by reference to Exhibit 1 to the Company’s Current Report on Form 8-K, filed February 12, 2008.
(18)	Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed November 6, 2008.
(19)	Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed January 2, 2009.
(20)	Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed August 6, 2010.
(21)	Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed August 6, 2010.
(22)	Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed January 8, 2009.
(23)	Incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed January 8, 2009.
(24)	Incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, filed January 8, 2009.
(25)	Incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K, filed January 8, 2009.
(26)	Incorporated by reference to Appendix B to the Company’s Proxy Statement on Form DEF 14A, filed July 23, 2009.
(27)	Incorporated by reference to Appendix A to the Company’s Proxy Statement on Form DEF 14A, filed July 23, 2009.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered, and the offering of these securities at that time shall be deemed to be the initial bona fide offering.

V

MULTIBAND CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders, Board of Directors, and Audit Committee
Multiband Corporation and subsidiaries

We have audited the accompanying consolidated balance sheets of Multiband Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Multiband Corporation and subsidiaries as of December 31, 2010 and 2009 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 16 to the consolidated financial statements, certain contractual relationships exist between the Company and DirecTECH Holding Company, Inc., which preceded a business combination occurring on January 2, 2009.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
April 6, 2011

MULTIBAND CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 AND 2009

ASSETS
(in thousands)

	2010	2009
CURRENT ASSETS
Cash and cash equivalents	$1,204	$2,240
Securities available for sale	2	7
Accounts receivable, net	17,223	14,336
Other receivable – related party	518	518
Inventories	11,066	8,561
Prepaid expenses and other	1,939	549
Current portion of notes receivable	6	6
Income tax receivable	3,133	-
Deferred tax asset – current	5,598	-
Total Current Assets	40,689	26,217
PROPERTY AND EQUIPMENT, NET	7,177	8,546
OTHER ASSETS
Goodwill	38,042	38,067
Intangible assets, net	17,435	22,677
Other receivable – related party – long term	352	1,011
Notes receivable – long-term, net of current portion	27	25
Deferred tax asset – long term	1,897	-
Other assets	6,049	2,988
Total Other Assets	63,802	64,768

TOTAL ASSETS	$111,668	$99,531

See accompanying notes to the consolidated financial statements

MULTIBAND CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 AND 2009

LIABILITIES AND STOCKHOLDERS' EQUITY
(in thousands, except share and liquidation preference amounts)

	2010	2009
CURRENT LIABILITIES
Line of credit	$49	$49
Short term debt	44	66
Related parties debt – short term	665	1,345
Current portion of long-term debt	-	228
Current portion of capital lease obligations	444	489
Accounts payable	26,997	28,008
Accrued liabilities	22,971	22,026
Deferred service obligations and revenue	1,822	2,602
Total Current Liabilities	52,992	54,813
LONG-TERM LIABILITIES
Accrued liabilities – long term	3,697	4,415
Long-term debt, net of current portion and original issue discount	4,931	4,853
Related parties debt - long-term, net of current portion and original issue discount	29,449	29,856
Capital lease obligations, net of current portion	356	491
Total Liabilities	91,425	94,428
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Cumulative convertible preferred stock, no par value:
8% Class A (14,171 shares issued and outstanding, $148,796 liquidation preference)	213	213
10% Class B (0 and 1,370 shares issued and outstanding, $0 and $14,385 liquidation preference)	-	14
10% Class C (112,000 and 112,880 shares issued and outstanding, $1,120,000 and $1,128,800 liquidation preference)	1,453	1,465
10% Class F (150,000 shares issued and outstanding, $1,500,000 liquidation preference)	1,500	1,500
8% Class G (11,595 shares issued and outstanding, $115,950 liquidation preference)	48	48
6% Class H (1.23 and 1.25 shares issued and outstanding, $123,000 and $125,000 liquidation preference)	-	-
8% Class J (100 shares issued and outstanding, $10,000,000 liquidation preference)	10,000	10,000
15% Class E cumulative preferred stock, no par value, (195,000 and 220,000 shares issued and outstanding, $1,950,000 and $2,200,000 liquidation preference)	1,950	2,200
Common stock, no par value (10,305,845 and 9,722,924 shares issued and outstanding)	39,311	38,054
Stock subscriptions receivable	-	(26)
Stock-based compensation	47,504	46,572
Accumulated other comprehensive income – unrealized gain on securities available for sale	2	7
Accumulated deficit	(81,738)	(94,944)
Total Stockholders' Equity	20,243	5,103

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$111,668	$99,531

See accompanying notes to the consolidated financial statements

MULTIBAND CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(in thousands, except share and per share amounts)

	2010	2009	2008
REVENUES	$265,594	$268,994	$42,986

COSTS AND EXPENSES
Cost of products and services (exclusive of depreciation and amortization shown separately below)	186,294	207,533	28,426
Selling, general and administrative	57,173	57,778	10,500
Depreciation and amortization	8,298	10,906	3,025
Impairment of assets	160	-	132

Total costs and expenses	251,925	276,217	42,083

INCOME (LOSS) FROM OPERATIONS	13,669	(7,223)	903

OTHER INCOME (EXPENSE)
Interest expense	(4,202)	(4,104)	(657)
Interest income	8	19	58
Management consulting income	-	-	2,366
Other income	103	337	59

Total other income (expense)	(4,091)	(3,748)	1,826

INCOME (LOSS) BEFORE INCOME TAXES AND NONCONTROLLING INTEREST IN SUBSIDIARIES	9,578	(10,971)	2,729

PROVISION FOR (BENEFIT) FROM INCOME TAXES	(5,116)	406	1,132

NET INCOME (LOSS)	14,694	(11,377)	1,597

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO THE NONCONTROLLING INTEREST IN SUBSIDIARIES	-	(1,727)	652

NET INCOME (LOSS) ATTRIBUTABLE TO MULTIBAND CORPORATION AND SUBSIDIARIES	14,694	(9,650)	945
Preferred stock dividends	1,488	370	4,088
INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$13,206	$(10,020)	$(3,143)

INCOME (LOSS) PER COMMON SHARE – BASIC	$1.32	$(1.04)	$(0.34)
INCOME (LOSS) PER COMMON SHARE – DILUTED	$0.92	$(1.04)	$(0.34)

Weighted average common shares outstanding – basic	10,016,717	9,665,316	9,302,570
Weighted average common shares outstanding – diluted	15,617,353	9,665,316	9,302,570

See accompanying notes to the consolidated financial statements

MULTIBAND CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(in thousands)

	2010	2009	2008
NET INCOME (LOSS)	$14,694	$(11,377)	$1,597

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during period	(5)	(39)	46

COMPREHENSIVE INCOME (LOSS) BEFORE NONCONTROLLING INTEREST IN SUBSIDIARIES	14,689	(11,416)	1,643

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO THE NONCONTROLLING INTEREST IN SUBSIDIARIES	-	(1,727)	652

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO MULTIBAND CORPORATION AND SUBSIDIARIES	$14,689	$(9,689)	$991

See accompanying notes to the consolidated financial statements

MULTIBAND CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(in thousands, except for share amounts)

	8% Class A		10% Class B		10% Class C		15% Class E		10% Class F
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
BALANCES, December 31, 2007	24,728	$372	3,770	$38	120,250	$1,548	-	$-	150,000	$1,500
Stock issued:

Cash	-	-	-	-	-	-	-	-	-	-
Acquisition of assets – Multiband NC Incorporated	-	-	-	-	-	-	-	-	-	-
Acquisition of assets – US Install	-	-	-	-	-	-	-	-	-	-
Conversion of notes payable	-	-	-	-	-	-	-	-	-	-
Conversion of accrued interest	-	-	-	-	-	-	-	-	-	-
Conversion of preferred stock	-	-	-	-	-	-	-	-	-	-
Conversion of dividends payable	-	-	-	-	-	-	-	-	-	-
Restricted stock issued	-	-	-	-	-	-	-	-	-	-
Cancellation of note receivable	-	-	-	-	-	-	-	-	-	-
In lieu of cash for future services rendered	-	-	-	-	-	-	-	-	-	-
Redemption of preferred stock	(10,557)	(106)	(1,200)	(12)	(6,170)	(61)	-	-	-	-
Intrinsic value of convertible feature	-	(53)	-	-	-	(5)	-	-	-	-
Stock subscriptions receivable:
Interest collected	-	-	-	-	-	-	-	-	-	-
Interest earned	-	-	-	-	-	-	-	-	-	-
Increase in reserve	-	-	-	-	-	-	-	-	-	-
Warrants issued for services	-	-	-	-	-	-	-	-	-	-
Options expense	-	-	-	-	-	-	-	-	-	-
Preferred stock dividends	-	-	-	-	-	-	-	-	-	-
Other comprehensive income – unrealized gains on securities available for sale	-	-	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-	-	-	-

BALANCES, December 31, 2008	14,171	$213	2,570	$26	114,080	$1,482	$-	-	150,000	$1,500

	8% Class A		10% Class B		10% Class C		15% Class E		10% Class F
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Stock issued:
Cash	-	$-	-	$-	-	$-	70,000	$700	-	$-
Acquisition of 29% of Multiband NC Incorporated	-	-	-	-	-	-	-	-	-	-
Acquisition of 80% of – Multiband EC,NE, SC, MBMDU, DV, and Security	-	-	-	-	-	-	-	-	-	-
Purchase of 20% of outstanding stock of DirecTECH operating entities via issuance of preferred stock	-	-	-	-	-	-	-	-	-	-
Reduction of related party debt with exchange for preferred stock	-	-	-	-	-	-	150,000	1,500	-	-
Conversion of notes payable	-	-	-	-	-	-	-	-	-	-
Conversion of accrued interest	-	-	-	-	-	-	-	-	-	-
Conversion of preferred stock	-	-	-	-	-	-	-	-	-	-
Conversion of dividends payable	-	-	-	-	-	-	-	-	-	-
Repurchase of common stock	-	-	-	-	-	-	-	-	-	-
Redemption of preferred stock	-	-	(1,200)	(12)	(1,200)	(12)	-	-	-	-
Intrinsic value of convertible feature	-	-	-	-	-	(5)	-	-	-	-
Stock subscriptions receivable:
Interest earned	-	-	-	-	-	-	-	-	-	-
Increase in reserve	-	-	-	-	-	-	-	-	-	-
Warrants issued for long term financing	-	-	-	-	-	-	-	-	-	-
Warrants issued for interest expense related to warrants re-priced	-	-	-	-	-	-	-	-	-	-
Options expense	-	-	-	-	-	-	-	-	-	-
Preferred stock dividends	-	-	-	-	-	-	-	-	-	-
Other comprehensive income – unrealized losses on securities available for sale	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-

BALANCES, December 31, 2009	14,171	$213	1,370	$14	112,880	$1,465	220,000	$2,200	150,000	$1,500

	8% Class A		10% Class B		10% Class C		15% Class E		10% Class F
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Stock issued:
Cash	-	$-	-	$-	-	$-	-	$-	-	$-
Acquisition of Hyatt Tech Systems	-	-	-	-	-	-	-	-	-	-
Conversion of accrued interest	-	-	-	-	-	-	-	-	-	-
Conversion of dividends payable	-	-	-	-	-	-	-	-	-	-
Restricted stock issued	-	-	-	-	-	-	-	-	-	-
Earned stock compensation	-	-	-	-	-	-	-	-	-	-
In lieu of cash for services rendered	-	-	-	-	-	-	-	-	-	-
In lieu of cash for financing costs	-	-	-	-	-	-	-	-	-	-
Redemption of preferred stock	-	-	(1,370)	(14)	(880)	(9)	(25,000)	(250)	-	-
Intrinsic value of convertible feature	-	-	-	-	-	(3)	-	-	-	-
Stock subscriptions receivable:
Cash received	-	-	-	-	-	-	-	-	-	-
Interest collected	-	-	-	-	-	-	-	-	-	-
Interest earned	-	-	-	-	-	-	-	-	-	-
Decrease in reserve	-	-	-	-	-	-	-	-	-	-
Stock subscriptions written-off	-	-	-	-	-	-	-	-	-	-
Warrants issued for dividends	-	-	-	-	-	-	-	-	-	-
Options expense	-	-	-	-	-	-	-	-	-	-
Options issued for earned compensation	-	-	-	-	-	-	-	-	-	-
Preferred stock dividends	-	-	-	-	-	-	-	-	-	-
Other comprehensive income – unrealized losses on securities available for sale	-	-	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-	-	-	-

BALANCES, December 31, 2010	14,171	$213	-	$-	112,000	$1,453	195,000	$1,950	150,000	$1,500

	8% Class G		6% Class H		% Class I		8% Class J		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

BALANCES, December 31, 2007	26,595	$111	2	$-	39,500	$-	-	$-	7,451,891	$29,575
Stock issued:
Cash	-	-	-	-	-	-	-	-	-	(30)
Acquisition of assets – Multiband NC Incorporated	-	-	-	-	-	-	-	-	1,490,000	3,854
Acquisition of assets – US Install	-	-	-	-	-	-	-	-	37,880	101
Conversion of notes payable	-	-	-	-	-	-	-	-	7,500	19
Conversion of accrued interest	-	-	-	-	-	-	-	-	800	4
Conversion of preferred stock	(15,000)	(150)	-	-	(39,500)	-	-	-	545,417	3,895
Conversion of dividends payable	-	-	-	-	-	-	-	-	23,386	179
Restricted stock issued	-	-	-	-	-	-	-	-	22,500	23
Cancellation of note receivable	-	-	-	-	-	-	-	-	(12,000)	(61)
In lieu of cash for future services rendered	-	-	-	-	-	-	-	-	75,000	128
Redemption of preferred stock	-	-	-	-	-	-	-	-	-	-
Intrinsic value of convertible feature	-	87	-	-	-	-	-	-	-	-
Stock subscriptions receivable:
Interest collected	-	-	-	-	-	-	-	-	-	-
Interest earned	-	-	-	-	-	-	-	-	-	-
Increase in reserve	-	-	-	-	-	-	-	-	-	-
Warrants issued for services	-	-	-	-	-	-	-	-	-	-
Options expense	-	-	-	-	-	-	-	-	-	-
Preferred stock dividends	-	-	-	-	-	-	-	-	-	-
Other comprehensive income – unrealized gains on securities available for sale	-	-	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-	-	-	-

BALANCES, December 31, 2008	11,595	$48	2	$-	-	$-	-	$-	9,642,374	$37,687

	8% Class G		6% Class H		% Class I		8% Class J		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Stock issued:

Cash	-	$-	-	$-	-	$-	-	$-	-	$-
Acquisition of 29% of Multiband NC Incorporated	-	-	-	-	-	-	-	-	-	-
Acquisition of 80% of – Multiband EC,NE, SC, MBMDU, DV, and Security	-	-	-	-	-	-	-	-	-	-
Purchase of 20% of outstanding stock of DirecTECH operating entities via issuance of preferred stock	-	-	-	-	-	-	100	10,000	-	-
Reduction of related party debt with exchange for preferred stock	-	-	-	-	-	-	-	-	-	-
Conversion of notes payable	-	-	-	-	-	-	-	-	103,333	210
Conversion of accrued interest	-	-	-	-	-	-	-	-	800	5
Conversion of preferred stock			-	-		-	-	-	1,667	8
Conversion of dividends payable	-	-	-	-	-	-	-	-	34,750	264
Repurchase of common stock	-	-	-	-	-	-	-	-	(60,000)	(120)
Redemption of preferred stock	-	-	-	-	-	-	-	-	-	-
Intrinsic value of convertible feature	-	-	-	-	-	-	-	-	-	-
Stock subscriptions receivable:
Interest earned	-	-	-	-	-	-	-	-	-	-
Increase in reserve	-	-	-	-	-	-	-	-	-	-
Warrants issued for long term financing	-	-	-	-	-	-	-	-	-	-
Warrants issued for interest expense related to warrants re-priced
Options expense	-	-	-	-	-	-	-	-	-	-
Preferred stock dividends	-	-	-	-	-	-	-	-	-	-
Other comprehensive income – unrealized losses on securities available for sale	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-
BALANCES, December 31, 2009	11,595	$48	2	$-	-	$-	100	$10,000	9,722,924	$38,054

	8% Class G		6% Class H		% Class I		8% Class J		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Stock issued:
Cash	-	$-	-	$-	-	$-	-	$-	-	$(15)
Acquisition of Hyatt Tech Systems	-	-	-	-	-	-	-	-	12,000	24
Conversion of accrued interest	-	-	-	-	-	-	-	-	595	3
Conversion of dividends payable	-	-	-	-	-	-	-	-	392,162	902
Restricted stock issued	-	-	-	-	-	-	-	-	50,000	100
Earned stock compensation	-	-	-	-		-	-	-	-	-
In lieu of cash for services rendered	-	-	-	-	-	-	-	-	25,000	62
In lieu of cash for financing costs	-	-	-	-	-	-	-	-	103,164	181
Redemption of preferred stock	-	-	(1)	(1)		-	-	-	-	-
Intrinsic value of convertible feature	-	-	-	1		-	-	-	-	-
Stock subscriptions receivable:	-	-	-	-	-	-	-	-	-	-
Cash received	-	-	-	-	-	-	-	-	-	-
Interest collected	-	-	-	-	-	-	-	-	-	-
Interest earned	-	-	-	-	-	-	-	-	-	-
Decrease in reserve	-	-	-	-	-	-	-	-	-	-
Stock subscriptions written-off	-	-	-	-	-	-	-	-	-	-
Warrants issued for dividends	-	-	-	-	-	-	-	-	-	-
Options expense	-	-	-	-	-	-	-	-	-	-
Options issued for earned compensation	-	-	-	-	-	-	-	-	-	-
Preferred stock dividends	-	-	-	-	-	-	-	-	-	-
Other comprehensive income – unrealized losses on securities available for sale	-	-	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-	-	-	-
BALANCES, December 31, 2010	11,595	$48	1	$-	-	$-	100	$10,000	10,305,845	$39,311

See accompanying notes to the consolidated financial statements

	Stock Subscriptions Receivable	Stock Based Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Noncontrolling Interest	Total
BALANCES, December 31, 2007	$(171)	$45,872	$-	$(78,171)	$-	$674
Stock issued:
Cash	-	-	-	$-	-	(30)
Acquisition of assets – Multiband NC Incorporated	-	-	-	-	2,819	6,673
Acquisition of assets – US Install	-	-	-	-	-	101
Conversion of notes payable	-	-	-	-	-	19
Conversion of accrued interest	-	-	-	-	-	4
Conversion of preferred stock	-	-	-	(3,745)	-	-
Conversion of dividends payable	-	-	-	-	-	179
Restricted stock issued	-	-	-	-	-	23
Cancellation of note receivable	61	-	-	-	-	-
In lieu of cash for future services rendered	-	-	-	-	-	128
Redemption of preferred stock	-	-	-	-	-	(179)
Intrinsic value of convertible feature	-	-	-	(29)	-	-
Stock subscriptions receivable:
Interest collected	3	-	-	-	-	3
Interest earned	(2)	-	-	-	-	(2)
Increase in reserve	25	-	-	-	-	25
Warrants issued for services	-	1	-	-	-	1
Options expense	-	165	-	-	-	165
Preferred stock dividends	-	-	-	(314)	-	(314)
Other comprehensive income – unrealized gains on securities available for sale	-	-	46	-	-	46
Net income	-	-	-	945	652	1,597

BALANCES, December 31, 2008	$(84)	$46,038	$46	$(81,314)	$3.471	$9,113

	Stock Subscriptions Receivable	Stock Based Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Noncontrolling Interest	Total
Stock issued:
Cash	$-	$-	$-	$-	$-	$700
Acquisition of 29% of Multiband NC Incorporated	-	-	-	394	(2,054)	(1,660)
Acquisition of 80% of – Multiband EC,NE, SC, MBMDU, DV, and Security	-	-	-	-	6,306	6,306
Purchase of 20% of outstanding stock of DirecTECH operating entities via issuance of preferred stock	-	-	-	(4,004)	(5,996)	-
Reduction of related party debt with exchange for preferred stock	-	-	-	-	-	1,500
Conversion of notes payable	-	-	-	-	-	210
Conversion of accrued interest	-	-	-	-	-	5
Conversion of preferred stock	-	-	-	(8)	-	-
Conversion of dividends payable	-	-	-	-	-	264
Repurchase of common stock	-	-	-	-	-	(120)
Redemption of preferred stock	-	-	-	-	-	(24)
Intrinsic value of convertible feature	-	-	-	5	-	-
Stock subscriptions receivable:
Interest earned	(2)	-	-	-	-	(2)
Increase in reserve	60	-	-	-	-	60
Warrants issued for long term financing	-	347	-	-	-	347
Warrants issued for interest expense related to warrants re-priced	-	30	-	-	-	30
Options expense	-	157	-	-	-	157
Preferred stock dividends	-	-	-	(367)	-	(367)
Other comprehensive income – unrealized losses on securities available for sale	-	-	(39)	-	-	(39)
Net loss	-	-	-	(9,650)	(1,727)	(11,377)

BALANCES, December 31, 2009	$(26)	$46,572	$7	$(94,944)	$-	$5,103

	Stock Subscriptions Receivable	Stock Based Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Noncontrolling Interest	Total
Stock issued:
Cash	$-	$-	$-	$-	$-	$(15)
Acquisition of Hyatt Tech Systems	-	-	-	-	-	24
Conversion of accrued interest	-	-	-	-	-	3
Conversion of dividends payable	-	-	-	-	-	902
Restricted stock issued	-	-	-	-	-	100
Earned stock compensation	-	171	-	-	-	171
In lieu of cash for services rendered	-	-	-	-	-	62
In lieu of cash for financing costs	-	-	-	-	-	181
Redemption of preferred stock	-	-	-	-	-	(274)
Intrinsic value of convertible feature	-	-	-	2	-	-
Stock subscriptions receivable:
Cash received	1	-	-	-	-	1
Interest collected	1	-	-	-	-	1
Interest earned	(1)	-	-	-	-	(1)
Decrease in reserve	(223)	-	-	-	-	(223)
Stock subscriptions written-off	248	-	-	-	-	248
Warrants issued for dividends	-	56	-	-	-	56
Options expense	-	593	-	-	-	593
Options issued for earned compensation	-	112	-	-	-	112
Preferred stock dividends	-	-	-	(1,490)	-	(1,490)
Other comprehensive income – unrealized losses on securities available for sale	-	-	(5)	-	-	(5)
Net income	-	-	-	14,694	-	14,694

BALANCES, December 31, 2010	$-	$47,504	$2	$(81,738)	$-	$20,243

See accompanying notes to the consolidated financial statements

MULTIBAND CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(in thousands)

	2010	2009	2008
OPERATING ACTIVITIES
Net income (loss)	$14,694	$(11,377)	$1,597
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation and amortization	8,298	10,906	3,025
Amortization of debt issuance costs	74	36	-
Amortization of original issue discount	96	58	-
Amortization of imputed interest discount	-	35	282
Gain on debt extinguishment	-	-	(30)
Loss on forgiveness of notes receivable	-	61	-
Impairment of goodwill, intangibles and property and equipment	159	-	132
Loss (gain) on sale of property and equipment	9	(86)	77
Change in allowance for doubtful accounts receivable	(698)	748	(15)
Change in reserve for stock subscriptions and interest receivable	24	58	22
Management consulting income from DirecTECH	-	-	(1,946)
Warrants issued for services or modified as interest expense	-	30	2
Stock issued for future services	-	-	47
Services provided in exchange for reduction of related parties debt	(11)	-	-
Common shares issued for expenses	-	87	-
Compensation expense of restricted stock awards	-	-	24
Stock based compensation expense	863	157	165
Reduction in interest receivable by increase in note receivable	(2)	-	(2)
Deferred income taxes, net	(7,495)	-	-
Changes in operating assets and liabilities:
Accounts receivable	(2,189)	(6,966)	777
Other receivable – related party	484	47	(2,365)
Inventories	(2,438)	7,472	456
Prepaid expenses and other	(1,201)	1,462	(520)
Income tax receivable	(3,133)	-	-
Other assets	5,763	24	(420)
Accounts payable and accrued liabilities	(477)	(7,551)	212
Accrued income taxes	(295)	(151)	499
Deferred service obligations and revenue	(780)	1,026	1,284
Net cash flows from operating activities	11,745	(3,924)	3,303
INVESTING ACTIVITIES
Purchases of property and equipment	(1,304)	(2,937)	(171)
Checks issued in excess of bank balance with the purchase of 80% of outstanding stock of DirecTECH operating entities	-	(369)	-
Cash acquired via purchase of Multiband NC Incorporated	-	-	4,044
Cash collected on other receivables – related party acquired via the purchase of Multiband NC Incorporated	-	-	2,815
Purchase of US Install	-	-	(101)
Purchases of intangible assets	(40)	(191)	-
Issuance of other receivable-related party	-	-	(5,844)
Proceeds from sale of property and equipment	-	8	-
Proceeds from sale of intangible assets and related equipment	-	-	40
Collections on notes receivable	3	37	7
Net cash flows from investing activities	(1,341)	(3,452)	790

MULTIBAND CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(in thousands)

	2010	2009	2008

FINANCING ACTIVITIES
Net borrowings on line of credit	-	4	-
Payments for debt issuance costs	-	(144)	-
Payments on long-term debt	(286)	(2,733)	(146)
Payments on related parties debt	(221)	(1,455)	-
Payments on capital lease obligations	(573)	(477)	(213)
Payments on related parties debt – short-term	(680)	-	-
Payment on mandatory redeemable preferred stock	-	(150)	(70)
Payments for stock issuance costs	(15)	-	(30)
Payments on short-term debt	(8,966)	(93)	-
Proceeds from related parties debt	-	3,700	-
Proceeds from issuance of long-term debt	-	6,100	100
Proceeds from issuance of preferred stock	-	700	-
Payments received on stock subscriptions and interest receivables	2	-	3
Redemption of common stock	-	(60)	-
Redemption of preferred stock	(276)	(24)	(179)
Preferred stock dividends	(425)	(98)	(156)
Net cash flows from financing activities	(11,440)	5,270	(691)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,036)	(2,106)	3,402
CASH AND CASH EQUIVALENTS - Beginning of Year	2,240	4,346	944
CASH AND CASH EQUIVALENTS - END OF YEAR	$1,204	$2,240	$4,346

See accompanying notes to the consolidated financial statements

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Multiband Corporation and subsidiaries (the Company) was incorporated in Minnesota in September 1975.  The Company provides voice, data and video services to multi-dwelling unit and single family home customers.  The Company's products and services are sold to customers located throughout the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern that contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  The Company earned a net income of $14,694 for the year ended December 31, 2010, incurred a net loss of $11,377 for the year ended December 31, 2009, and earned a net income of $1,597 for the year ended December 31, 2008.  At December 31, 2010, the Company had an accumulated deficit of $81,738.  The Company's ability to continue as a going concern is dependent on maintaining profitability and/or raising additional capital.  Management may sell, if prudent, certain assets on a strategic basis for prices agreeable to the Company and/or obtain additional debt or equity capital to meet all of its existing cash obligations and fund commitments on planned Multiband projects; however, there can be no assurance that the sources will be available or available on terms favorable to the Company.  Management anticipates that the impact of the actions listed below will generate sufficient cash flows to pay current liabilities, long-term debt, capital and operating lease obligations and fund the Company's operations for the next twelve months:

1.	Maintain continued profitability in the Company’s HSP segment.

2.	Evaluate factors such as anticipated usage and inventory turnover to maintain optimal inventory levels.

3.	Obtain senior debt financing with extended terms to refinance the Company’s note payable to DirecTECH Holding Company, Inc., which matures on January 1, 2013.

4.	Expand call center support with sales of call center services to both existing and future system operators and to buyers of the Company’s video subscribers.

5.	Solicit additional equity investment in the Company by issuing either preferred or common stock for general corporate purposes.

6	Effective tax planning and utilization of the Company’s net operating loss carryforwards to realize maximum tax savings.

Principles of Consolidation

The 2010 consolidated financial statements include the accounts of Multiband Corporation (MBCorp) and its wholly owned subsidiaries, Minnesota Digital Universe, Inc. (MNMDU), Multiband Subscriber Services, Inc. (MBSS), Multiband NC Incorporated (NC) (formerly Michigan Microtech, Incorporated (MMT)), Multiband NE Incorporated (NE), Multiband SC Incorporated (SC), Multiband EC Incorporated (EC), Multiband MDU Incorporated (MBMDU), Multiband DV Incorporated (DV) and Multiband Security Incorporated (Security).

The 2010 and 2009 consolidated financial statements include the accounts of all wholly-owned subsidiaries including the newly acquired companies that were purchased, effective January 2, 2009, when the Company purchased 80% of the issued and outstanding shares of common stock of all of the DirecTECH Holding Co. (DTHC) operating subsidiaries (DirecTECH) (an additional 29% of NC, 51% of which was previously purchased effective March 1, 2008 (see Note 2) and 80% of NE, SC, EC, MBMDU, DV and Security (see Note 2)).  The noncontrolling interest in subsidiaries on the consolidated balance sheet and consolidated statement of operations represents DTHC’s 20% ownership of NE, SC, EC, NC, MBMDU, DV Incorporated (DV) and Multiband Security from January 2, 2009 to December 17, 2009.  On December 17, 2009, the Company purchased the remaining 20% of the issued and outstanding shares of common stock of all of the DTHC operating subsidiaries (DirecTECH) and transferred $5,996 of noncontrolling interest to Multiband’s controlling interest (see Note 10).  The Company pushes down applicable overhead, interest expense and amortization expense from the parent company (MBCorp) to its subsidiaries.  All significant intercompany transactions and balances have been eliminated in consolidation.

The 2008 consolidated financial statements include the accounts of Multiband Corporation (MBCorp) and its wholly owned subsidiaries, Minnesota Digital Universe, Inc. (MNMDU), Multiband Subscriber Services, Inc. (MBSS), and Multiband USA, Inc. (MBUSA).  In addition, effective March 1, 2008, the Company acquired a 51% interest in Multiband NC Incorporated (NC) (formerly Michigan Microtech, Inc. (MMT)) and have also included NC’s results of operations and cash flow for the ten months ended December 31, 2008 in the consolidated financial statements for that period.

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

Revenue Recognition

The Company recognizes revenue in accordance with the Securities Exchange Commission’s Staff Accounting Bulletin No. 104 “Revenue Recognition” (“SAB 104”), which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence of a customer arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) product delivery has occurred or services have been rendered.  The Company recognizes revenue as services are performed and completed.

The Company has two operating segments.  The HSP segment (HSP) (companies include NE, SC, EC, NC, DV and Security) provides the installation and service of DirecTV video programming, internet and home security systems for residents of single family homes. The MDU segment (MDU) (companies include MNMDU, MBSS and MBMDU) represents results as the master service operator for DirecTV and provides voice, data and video services to residential multi-dwelling units as the principal to subscribers.

The Company earns HSP segment revenue as follows:

•	installation and service of DirecTV video programming for residents of single family homes

•	installation of home security systems and internet services

The Company has a home services provider agreement with DirecTV which allows the Company to install and activate DirecTV video programming services for residents of single family homes.  As a DirecTV HSP, the Company earns revenue for installing and servicing DirecTV video customers pursuant to predetermined rates set by DirecTV which may vary from time to time.  Revenue is recognized upon completion of the delivery and installation of equipment.  DirecTV reimburses the Company for substantially all DirecTV equipment used for customer installation related to the HSP segment.

The Company earns MDU segment revenue as follows:

1.	From voice, video and data communications products which are sold and installed.

2.	Direct billing of user charges to multiple dwelling units, through the activation of, enhancement of, and residual fees on video programming services provided to residents of multiple dwelling units.

MDU segment user charges are recognized as revenues in the period the related services are provided.  Any amounts billed prior to services being provided are reported as deferred service obligations and revenues.

Revenue generated from activation of video programming services is earned in the month of activation.  According to Multiband's Master System Operator agreement with DirecTV, in the event that a customer cancels within the first 12 months of service, DirecTV has the right to chargeback the Company for a portion of the activation fees received.  The Company has estimated the potential charge back of commissions received on activation fees during the past 12 months based on historical percentages of customer cancellations and has included that amount as a reduction of revenue.  Residual income is earned as services are provided by DirecTV through its system operators.  As a master system operator for DirecTV, the Company earns a fixed percentage based on net cash received by DirecTV for recurring monthly services, a variable amount depending on the number of activations in a given month, and a variable amount for coordinating improvements of systems used to deliver enhanced programming services.  The Company’s master system operator contract with DirecTV also permits the Company to earn revenues through its control of other system operators who are unable to provide DirecTV video programming services without the Company’s performance.

The Company reports the aforementioned MDU voice, data, and video revenues on a gross basis based on the following factors: the Company has the primary obligation in the arrangement with its customers; the Company controls the pricing of its services; the Company performs customer service for the agreements; the Company approves customers; and the Company assumes the risk of payment for services provided.  We offer some products and services that are provided by third party vendors.  We review the relationship between us, the vendor and the end customer on an individual basis to assess whether revenue should be reported on a gross or net basis.  As an example, our resold satellite digital television revenue is reported on a net basis.

MDU segment revenue generated by the support center to service third party subscribers by providing billing and call center support services is recognized in the period the related services are provided.

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

Customers contract for both the purchase and installation of voice and data networking technology products and certain video technologies products.  Revenue is recognized when the products are delivered and installed and the customer has accepted and has the ability to fulfill the terms of the contract.

The Company’s policy is to present taxes imposed on revenue-producing transactions on a net basis.

Cash and Cash Equivalents

The Company includes as cash equivalents, investments with original maturities of three months or less when purchased, which are readily convertible into known amounts of cash.  The Company deposits its cash in high credit quality financial institutions.  The balances, at times, may exceed federally insured limits.

Investments

We classify investments in marketable securities at the time of purchase.  At December 31, 2010 and 2009, all marketable securities are classified as available-for-sale and as such, the investments are recorded at fair value.  Gains and losses on the sale of marketable securities are recognized in operations based on the specific identification method.  At December 31, 2010 and 2009, our investments consisted of common shares of Western Capital Resources, Inc. (WCRS).

Accounts Receivable

The Company reviews customers' credit history before extending unsecured credit and establishes an allowance for uncollectible accounts based upon factors surrounding the credit risk of specific customers and other information.  For the MDU and HSP segments, the Company does have concentrations of credit risk as over 84.1% of accounts receivable at December 31, 2010 is with one customer (see Note 15).  Invoices are due 30 days after presentation.  Accounts receivable over 30 days are considered past due.  The Company does not accrue interest on past due accounts receivable.  Receivables are written off only after all collection attempts have failed and are based on individual credit evaluation and specific circumstances of the customer.  Accounts receivable are shown net of an allowance for uncollectible accounts of approximately $112 and $810 at December 31, 2010 and 2009, respectively.

Inventories

The Company’s inventories are segregated into three major categories.  Serialized DirecTV inventories consist primarily of satellite receivers and similar devices.  Non-serialized DirecTV inventories consist primarily of satellite dishes, poles and similar devices which are supplied by DirecTV.  Other inventory consists primarily of cable, switches and various small parts used in the installation of DirecTV satellite dishes.  Inventory is priced using a standard cost, which approximates actual costs, determined on a first-in, first-out basis.

Property and Equipment

Property, equipment and leasehold improvements are recorded at cost.  Improvements are capitalized while repairs and maintenance costs are charged to operations when incurred.  Property and equipment is depreciated or amortized using the straight-line method over estimated useful lives ranging from three to seven years.  Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the assets.

Long-lived Assets

The Company annually reviews its long-lived assets for events or changes in circumstances that may indicate that the carrying amount of a long-lived asset may not be recoverable or exceeds its fair value.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Company's long-lived assets include property, equipment, leasehold improvements and intangibles, subject to amortization.  At December 31, 2010, the Company had net property and equipment of $7,177 which represents approximately 6.05% of the Company's total assets.  At December 31, 2010, the Company had net intangibles of $17,435 which represented approximately 15.6% of the Company’s total assets (see Note 1).

For the HSP segment, the income approach was used to measure fair value for those long-lived assets.  The income approach was based on the present value of five years of future cash flows with an assumed growth of up to 3% while applying a discount rate.  For the MDU segment, the market approach considering market multiples from comparable transactions were used to measure fair value of those long-lived assets.  Comparable transactions were identified based on their similarities to the reporting unit with similar features, age of equipment, and length of ROE contracts.  In 2010, the Company recorded an impairment charge related to two work in process build-out assets of $135.  The owners of the MDU properties are currently in financial distress.  The build-outs may not ever be completed.  The Company estimates that the full value of the work in process may not be recognized and has recorded an impairment charge against the value of the work in process.  In 2010, the Company did not record any impairment to long-lived assets related to the HSP segment.  There was no impairment recorded for either segment at December 31, 2009 and 2008.

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

Deferred Revenue

The Company invoices for certain installation upgrade projects upon order of project equipment.  Revenue is deferred on these projects until the equipment is installed.

Goodwill and Other Intangible Assets

In accordance with ASC Topic No. 350, Intangibles-Goodwill and Other, goodwill and intangible assets without a defined life shall not be amortized over a defined period, but instead must be tested for impairment at least annually.  Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value.  The goodwill impairment test is a two-step impairment test.  In the first step, the Company compares the fair value of each reporting unit to its carrying value. The Company’s estimates may differ from actual results due to, among other things, economic conditions, changes to its business models, or changes in operating performance.  Significant differences between these estimates and actual results could result in future impairment charges and could materially affect the Company’s future financial results.  If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not impaired and the Company is not required to perform further testing.  If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill.  The activities in the second step include valuing the tangible and intangible assets and liabilities of the impaired reporting unit based on their fair value and determining the fair value of the impaired reporting unit’s goodwill based upon the residual of the summed identified tangible and intangible assets and liabilities.

For our annual goodwill impairment test, our reporting units were the same as our operating segments.  We tested impairment for the HSP and MDU segments which both had goodwill at December 31, 2010 and 2009.  The Company utilized the best information available, including prices for similar assets and liabilities and the results of using other fair-value measurement techniques.  The income approach was used to determine the fair value of the HSP segment, whereby the fair value was calculated based on the present value of five years of future cash flows with an assumed growth of up to 3%, plus the present value of projected terminal value excluding amortization expense, calculated based on the Gordon Growth Model and applying a discount rate that represented the Company’s weighted average cost of capital (WACC).  For the MDU segment, the market approach, considering market multiples from comparable transactions, was used to measure fair value.  Comparable transactions were identified based on their similarities to the reporting unit with similar economic prospects.  The Company concluded there was no goodwill impairment at December 31, 2010 and 2009.

We assessed the reasonableness of the fair value calculations of our reporting units by reconciling the sum of the fair values for all our reporting units using the income and market approaches to our total market capitalization.  The Company analyzed its stock price and overall market capitalization which, although fluctuating throughout 2010, trended upward overall.  When reconciling the income approach results with the Company’s market capitalization as of December 31, 2010 and 2009, which was lower than the Company’s goodwill carrying value as stated on its December 31, 2010 and 2009 balance sheet, we increased the selected discount rate used in the income approach to account for the additional cash flow projection risk that is perceived by the market.  The discount rate was increased to 26.5% from the Company’s WACC of 19%.

At December 31, 2010, the Company determined that there was no event which occurred or circumstance changes that would more likely than not reduce the fair value of its reporting units below their respective carrying values.  Goodwill was $38,042 and $38,067 at December 31, 2010 and 2009, respectively.  The goodwill recorded as part of our HSP segment was $37,686 at December 31, 2010 and 2009, respectively.  The goodwill recorded as part of our MDU segment was $356 and $381 at December 31, 2010 and 2009, respectively.  In 2010, the Company recorded an impairment charge of $25 related to the US Install goodwill.

Components of intangible assets are as follows:

	December 31, 2010		December 31, 2009
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Intangible assets subject to amortization
Right of entry contracts	$2,706	$1,611	$2,577	$1,228
Contracts with DirecTV	36,902	20,562	36,902	15,574
Customer contracts	102	102	102	102
Total	$39,710	$22,275	$39,581	$16,904

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

Amortization of intangible assets was $5,437, $8,216, and $2,245 for the years ended December 31, 2010, 2009 and 2008, respectively.  Estimated amortization expense of intangible assets for the years ending December 31, 2011, 2012, 2013, 2014, 2015 and thereafter is $3,802, $3,738, $3,629, $3,570, $2,633 and $50, respectively.  Right of entry contracts contain $13 of contracts that have not been placed in service, therefore no amortization expense has been recorded.  The weighted average remaining life of the intangibles is 4.69 years with right of entry average life of 3.83 years and contracts with DirecTV of 4.75 years.  The increase in intangibles during 2009 is due to the purchase of DirecTECH (see Note 2).

The Company amortizes the right of entry contracts, contracts with DirecTV, and customer contracts, over their estimated useful lives ranging from 15 to 115 months.

Debt Issuance Costs

The Company has capitalized $191 and $145 of debt issuance costs during the years ended December 31, 2010 and 2009, respectively.  The Company amortizes the debt issuance costs under the effective method over the life of the related debt instrument and includes these costs with other assets on the consolidated balance sheets.  Amortization of debt issuance costs of $74 and $36 for the years ended December 31, 2010 and 2009, respectively, is included in interest expense.

Group Health and Workers’ Compensation Insurance Coverage

The Company uses a combination of self-insurance and third-party carrier insurance with predetermined deductibles that cover certain insurable risks. The Company records liabilities for claims reported and claims that have been incurred but not reported, based on historical experience and industry data.

Insurance and claims accruals reflect the estimated cost for group health and workers’ compensation claims not covered by insurance.  The insurance and claims accruals are recorded at the estimated payment amounts.  Such insurance and claims accruals are based upon individual case estimates and estimates of incurred-but-not-reported losses using loss development factors based upon past experience and industry data.

During 2010, the Company is self-insured for workers compensation claims up to $250 plus administrative expenses, for each occurrence involving workers compensation claims since that date.  The Company has a deposit of $3,749 included in other long term assets at December 31, 2010.  This deposit is related to the 2010 work compensation plan year.  During 2009, in certain states, the Company was self-insured for workers’ compensation liability claims up to $100, plus administrative expenses, for each occurrence involving workers’ compensation claims since February 1, 2009.

The Company is self-insured for health insurance covering the range of liability up to $275 per claim where our management expects most claims to occur.  If any liability claims are substantially in excess of coverage amounts, such claims are covered under premium-based policies issued by insurance companies to coverage levels that management considers adequate.

Advertising Costs

Advertising costs are charged to expense as incurred.  Advertising costs were $28, $153 and $59, for the years ended December 31, 2010, 2009 and 2008, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

Income Taxes

The Company accounts for deferred tax assets and liabilities under the liability method.  Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years.  Deferred tax assets are recognized for deductible temporary differences and tax operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled.  The Company regularly assesses the likelihood that the deferred tax assets will be recovered from future taxable income.

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based payments at fair value.  The financial statements for the years ended December 31, 2010, 2009 and 2008 recognize compensation cost for the portion of outstanding awards which have vested during the applicable year.  The Company recognizes stock-based compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term.  For the years ended December 31, 2010, 2009 and 2008, total stock-based compensation expense of $593 ($0.06 per share basic and $0.04 per share diluted), $157 ($0.02 per share, basic and diluted) and $165 ($0.02 per share, basic and diluted) was included in selling, general and administrative expenses, respectively.  As of December 31, 2010, there was $2,179 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan.  That cost is expected to be recognized over a weighted-average period of 2.42 years.  This is an estimate based on options currently outstanding and therefore this projected expense could be more in the future.  The total fair value of stock options vested during the years ended December 31, 2010 and 2009 was $3,830 and $3,650, respectively.

The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of variables.  These variables include, but are not limited to the Company’s expected stock price volatility, and actual and projected stock option exercise behaviors and forfeitures.  An option's expected term is the estimated period between the grant date and the exercise date of the option.  As the expected-term period increases, the fair value of the option and the compensation cost will also increase.  The expected-term assumption is generally calculated using historical stock option exercise data.  The Company does not have historical exercise data to develop such an assumption.  In cases where companies do not have historical data and where the options meet certain criteria, the use of a simplified expected-term calculation is allowed.  Accordingly, the Company calculated the expected terms using the simplified method.

The Company calculates expected volatility for stock options and awards using historical volatility, as the Company believes the expected volatility will approximate the historical volatility.  The starting point for the historical period used is July 1, 2001.  The Company estimates the forfeiture rate for stock options using 5% for all employees.

The risk-free rates for the expected terms of the stock options and awards and the employee stock purchase plan is based on the U.S. Treasury yield curve in effect at the time of grant.

In determining the compensation cost of the options granted during fiscal 2010, 2009 and 2008, the fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model and the weighted average assumptions used in these calculations are summarized as follows:

	2010	2009	2008
Risk-free interest rate	2.34%	1.43%	3.02%
Expected life of options granted	4.9 years	5.0 years	6.5 years
Expected volatility range	95.9%	95%	94%
Expected dividend yield	0%	0%	0%

Restricted Stock

The Company awards restricted common shares to selected employees.  Recipients are not required to provide any consideration other than services.  Company share awards are subject to certain restrictions on transfer, and all or part of the shares awarded may be subject to forfeiture upon the occurrence of certain events, including employment termination.  The restricted stock is valued at the grant date fair value of the common stock and expensed over the requisite service period or vesting term of the awards.  For the years ended December 31, 2010, 2009, and 2008, the Company recognized stock-based compensation expense of $271 ($0.03 per share basic and $0.02 per share diluted), $0 ($0.00 per share basic and $0.00 per share diluted), and $0 ($0.00 per share basic and $0.00 per share diluted), respectively.  At December 31, 2010, there was approximately $231 of unrecognized stock-based compensation expense associated with the non-vested restricted stock granted.  Stock-based compensation expense relating to these restricted shares is being recognized over a weighted-average period of 2.86 years.  The total fair value of shares vested during the years ended December 31, 2010 and 2009 was $100 and $0, respectively.

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

Income (Loss) per Common Share

Basic income (loss) per common share is computed by using income (loss) attributable to common stockholders and the weighted average number of common shares outstanding.  Diluted income (loss) per common share reflects the weighted average number of common shares outstanding plus all potentially dilutive common shares outstanding during the period.  Potentially dilutive shares consists of shares issuable upon the exercise of stock options, stock warrants and unvested restricted stock (using treasury stock method) and conversion of preferred shares (using the as converted method).  All options, warrants, convertible preferred shares, and unvested restricted stock during the years ended December 31, 2009 and 2008 were excluded from the calculation of diluted loss per share as their effects were anti-dilutive due to the Company’s net losses for the periods.  A reconciliation of the weighted average number of common and common equivalent shares outstanding and awards excluded from the diluted income (loss) per share calculation, as they were anti-dilutive, are as follows:

	2010	2009
Numerator:
Income (loss) attributable to common stockholders	$13,206	$(10,020)
Additions: Dividends paid on convertible preferred stock	1,113	-

Net income (loss) for diluted earnings per share	$14,319	$(10,020)

Denominator:
Weighted average common shares outstanding – basic	10,016,717	9,665,316

Assumed conversion of diluted securities:
Convertible preferred shares	5,203,715	-
Stock options	251,891	-
Restricted stock	117,603	-
Warrants	27,427	-
Potentially dilutive common shares	5,600,636	-

Weighted average common shares outstanding - diluted	15,617,353	9,665,316

Earnings (loss) per common share:
Basic	$1.32	$(1.04)
Diluted	$0.92	$(1.04)

Awards excluded from diluted income (loss) per share	1,124,763	3,020,609

Segment Reporting

A business segment is a distinguishable component of an enterprise that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments.  Management believes that the Company has two operating segments, HSP, where the Company receives net cash payments for the installation and service of DirecTV video programming, internet and home security systems for residents of single family homes, and MDU, where the Company acts as a master service operator for DirecTV, receives net cash payments for managing video subscribers through its network of system operators who are billed by DirecTV and also directly bills voice, internet and video subscribers as a principal.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant management estimates relate to the allowances for doubtful accounts, charge back of DirecTV activation fees, inventory obsolescence, stock subscriptions and interest receivable, stock based compensation, property and equipment estimated useful lives, goodwill and intangible assets carrying value and the valuation of deferred income tax assets.

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

Financial Instruments

The carrying amount of all financial instruments approximates fair value. The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of the short maturity of these instruments.  The fair value of capital lease obligations and long-term debt approximates the carrying amounts based upon the Company's expected borrowing rate for debt with similar remaining maturities and comparable risk.

Reclassifications

Certain accounts in the prior year’s audited consolidated financial statements have been reclassified for comparative purposes to conform to the current year’s presentation.  The reclassification was a change in presentation of accrued liabilities (see Note 5) as of December 31, 2009 to reflect the current classification.  This reclassification had no effect on reported net income (loss).

NOTE 2 – Business Acquisitions/Sales Transactions

Effective December 17, 2009, the Company purchased the remainder of the issued and outstanding shares of common stock of all of the DTHC operating subsidiaries (DirecTECH) (an additional 20% of NC (formerly MMT), 29% of which was previously purchased effective January 2, 2009 and 51% of which was purchased effective March 1, 2008 and 20% of NE, SC, EC, MBMDU, DV and Security, 80% of which was previously purchased effective January 2, 2009).  DTHC, a fulfillment agent for a national satellite television company, DirecTV, specialized in the providing of satellite TV to single family homes.  The purpose of this acquisition was to increase the Company’s business of installing video services in single family homes (HSP segment).  The Company issued 100 shares of Multiband Series J Preferred Stock with a fair value of $10,000 to purchase the remaining 20% interest.  Because the Company already had a controlling interest in these entities the purchase transaction is accounted for as an equity transaction only.

The carrying amount of the noncontrolling interest at December 17, 2009 was adjusted to reflect the 100% ownership in the subsidiaries by reducing the accumulated deficit. The difference between the amount of noncontrolling interest at December 17, 2009 and the fair value of the preferred shares issued of $10,000 was also recorded as a reduction of accumulated deficit. The net effect to equity was zero. No increase to goodwill or intangibles was recorded as part of this acquisition.

On January 2, 2009, the Company purchased 80% of NE, SC, EC, MBMDU, DV and Security.  The purchase price totaled $40,400 plus other contingent consideration valued at $1,608 as of the acquisition date.  The $40,400 consists of three parts: 1) $500 in cash which was paid at the initial closing date of January 2, 2009 and in escrow as a deposit at December 31, 2008; 2) a non-interest bearing note of $500 payable without interest as follows: $250 on demand on or after April 1, 2009 and $250 after the Company’s retention of senior financing, as defined, no later than August 31, 2009 which has not been paid as of December 31, 2009; 3) a promissory note in the amount of $39,400, due January 1, 2013, bearing interest at an annual rate of 8.25% (subject to adjustment in the event of a default), plus the remaining $800 note payable from the purchase of 51% of NC.  Subsequent to the closing, the Company and DTHC mutually agreed to offset the $40,200 promissory note by the amount of $6,344, for an offsetting receivable on Multiband’s books as of December 31, 2008.  This reduced the amount of this promissory note to $33,856.  At December 31, 2010 and 2009, the Company has offset an additional $407 and $4,000, respectively, of receivables from DirecTECH related to legal claims, which brings the remaining balance of the note to $29,449 and $29,856, respectively (see Note 7).

The Company evaluates the purchase price allocation based on the fair value of the assets acquired and liabilities assumed.  The Company recognizes pre-acquisition contingencies at fair value, if fair value can be reasonably determined.  If fair value cannot be reasonably determined, the Company records the contingencies at its best estimate.

Because the Company had previously gained control of NC with its purchase of 51% of NC in March 2008, Multiband recognized the acquisition of the additional 29% ownership interest in NC on January 2, 2009 as an equity transaction.  The purchase price of $1,660 increased the accumulated deficit and the transfer of $2,054 of noncontrolling interest to controlling interest decreased the accumulated deficit.  No increase to goodwill or intangibles was recorded as part of this acquisition.

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

In the January 2, 2009 transaction to purchase the other DTHC operating subsidiaries, the Company recognized the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with certain exceptions.  The assets and liabilities purchased are all measured on a nonrecurring basis at fair value.  The Company recognized goodwill as of the acquisition date, measured using an income, market or cost approach, which in most types of business combinations will result in measuring goodwill as the excess of the fair value of consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair value of the identifiable net assets acquired or assumed.  A qualitative and quantitative analysis of factors that make up recognized goodwill, such as DirecTECH’s assets, liabilities and other contingent considerations, such as leases and other off-balance sheet commitments, follows.

A summary of the transaction is as follows:

Cash paid	$500
Short-term debt	500
Promissory note	39,400
Total consideration	40,400
Less consideration for 29% of NC (recorded separately as an equity transaction)	(1,660)
Consideration for 80% of outstanding stock of EC, NE, SC, MBMDU, DV, and Security	$38,740

Assets	$33,444
Intangible assets	27,634
Goodwill	36,972
Accounts payable and accrued liabilities	(53,004)
Noncontrolling interest	(6,306)
$38,740

The fair value of the intangible assets of $27,634 and noncontrolling interest of $6,306 was obtained by management, using a fair value measurement which included applying discount rates of 15%, a terminal value of $28,200, as well as a noncontrolling discount of 30%.

As part of the acquisition, the Company preliminarily assessed a $5,040 contingent legal accrual related to an existing litigation.  In connection with the purchase of the operating subsidiaries of DTHC, the Company has the right to offset half of certain claims against the note to DTHC once those claims are ultimately resolved, and therefore also allocated a note receivable – related party of $2,290 which represented an estimate of the amount that could be recovered from DTHC based on the preliminary legal contingency accrual.  During the year ended December 31, 2009, the Company increased the contingent legal accrual to $8,706 based on new information received about facts and circumstances that existed as of the acquisition date related to certain legal matters.  On December 31, 2009 the Company settled in principal the majority of these claims, and recorded the settlement of $6,729, net of imputed interest of $575 (see Note 5).  The remaining contingent liability related to this litigation was an estimated $1,977 at December 31, 2009.  At the time the settlement was recorded, the Company also offset $3,904 of the note receivable – related party against the note payable – related party to DTHC.  The remaining balance on the note receivable of $1,011 at December 31, 2009 represented an estimate of the amount that will be recovered from DTHC based on the preliminary legal estimate.  The receivable is classified as long-term since management intends to offset the receivable with any balance remaining on the note payable to DTHC.  (Note 15)

The Company acquired $25,400 of intangible assets relating to contracts with DirecTV as well as right of entry contracts of $2,234.  At the time of the acquisition, the weighted average remaining life of the intangibles acquired was 2.57 years based on terms without renewals, with an average life for right of entry contracts of 5.44 years and contracts with DirecTV of 2.33 years.  The weighted average remaining life of the intangibles acquired was 3.49 years assuming one year term renewals, with right of entry contracts average life of 5.44 years and contracts with DirecTV of 3.33 years.  In October 2010, the Company signed a new contract with DirecTV (see Note 15).  The Company capitalizes material costs incurred to renew or extend terms of intangible assets.  No costs have been incurred to renew or extend the terms of intangible assets during the years ended December 31, 2010 and 2009.  Goodwill and intangible assets acquired are not expected to be deductible for tax purposes.

At June 30, 2009, the Company revised the initial purchase price fair value of the contingent consideration from $1,608 to zero.  The Company determined that the significant level 3 inputs previously used to determine the contingent consideration were incomplete.  After further review, the Company determined that it was appropriate to define this change as a measurement period adjustment to the purchase price.  At December 31, 2009, the Company adjusted the contingencies estimated as a result of improved information regarding circumstances that existed as of the acquisition date which increased the liability by $1,090 and goodwill and receivables by $545.  At December 31, 2009, the Company adjusted the majority of the contingencies due to an actual settlement in principle of certain litigation (See Note 5).  In the fourth quarter of 2009, within the one-year measurement period, the Company also increased accrued liabilities by $1,200 to reflect the assumption of an insurance premium obligation.

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

The unaudited pro forma information for the year ended December 31, 2008 does not purport to represent what the Company’s results of operations would actually have been if such transactions in fact had occurred at such date or to project the Company’s results of future operations.

	2008 Consolidated as reported	2008 Pro Forma Disclosed
Year ended December 31, 2008
Revenues	$42,986	$234,645

Income (loss) from operations	903	(3,994)

Net income (loss) attributable to Multiband Corporation and subsidiaries	945	(7,275)
Preferred stock dividends	4,088	4,088
Loss attributable to common shareholders	$(3,143)	$(11,363)

Loss attributable to common shareholders per common share – basic and diluted	$(0.34)	$(1.21)
Weighted average shares outstanding – basic and diluted	9,303	9,429

Effective March 1, 2008, the Company purchased, pursuant to a Supplemental Agreement and Plan of Share Exchange, 51% of the outstanding shares of Michigan Microtech, Incorporated (MMT), previously a wholly owned subsidiary of DirecTECH Holding Company, Inc. (DTHC) which equaled 1,020,000 MMT common shares.  The consideration paid for the shares was 1,490,000 shares of restricted Multiband common stock valued at $3,854 and a promissory note for $2,246.  The note was retired in January 2009 when the majority acquisition of all the DirecTECH operating subsidiaries occurred.  The Multiband shares, via negotiation and mutual agreement between buyer and seller, were valued at $2.59 per share. The seller received certain piggyback registration rights with regards to the Multiband shares.  The note payable was recorded net of a discount for imputed interest of 3% which amortized monthly as part of interest expense.  The total discount for imputed interest amounted to $317.  The Company purchased MMT to enter the market of installing video services in single family homes.  The Company allocated the purchase price to the fair values of MMT assets and liabilities.  As part of the acquisition, the Company recognized an intangible asset of $1,804 related to MMT’s HSP agreement with DirecTV, and goodwill of $1,045.  The Company will amortize this intangible over the remaining 38 month term of MMT’s home services provided contract with DirecTV.  The term of the contract will automatically renew as of April 30, 2011 for additional one year periods unless either MMT or DirecTV gives written notice of termination at least 90 days in advance of expiration of the then current term.  The goodwill will not be deductible for tax purposes.

In May 2007 (as subsequently amended in June 2007, December 2007, June 2008 and October 2008), DirecTECH Holding Company (DTHC) and its subsidiaries, including Michigan Microtech, Incorporated (MMT) which, prior to March 1, 2008, was 100% owned by DTHC, entered into a loan and security agreement with MB Financial Bank, N.A. (MB Bank).  Multiband Corporation, effective March 1, 2008, owned 51% of the common stock of MMT.  At the time of Multiband’s purchase of the MMT stock in February 2008, Multiband received a release of the MB Bank’s lien against the MMT stock.  However, MMT remained an obligor on the overall MB Bank loan until the loan was paid in full during December 2008.  MMT never utilized any of the loan proceeds.  Based on the Company’s interpretation of Securities Exchange Commission’s Staff Accounting Bulletin No. 5J (SAB 5J), none of the DTHC bank loan debt is reflected in MMT’s financial statements which have been consolidated with Multiband Corporation’s financial statements for the ten months ended December 31, 2008.

Effective March 1, 2008, the Company purchased 100% of the assets of US Install LLC in exchange for $95 in cash plus 37,879 shares of restricted Multiband common stock valued at $103.  The Company also incurred acquisition expense of $1 related to this purchase.  In addition, the parties executed employment agreements with US Install’s two principals. The parties also executed noncompetition and nonsolicitation agreements with each principal in exchange for cash consideration of $3 per agreement.  The Company allocated the purchase price as follows:

Intangible assets	$103
Goodwill	100
Total assets acquired	$203

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

Proceeds for the acquisition were obtained via an unsecured promissory note in the amount of $100 between Multiband and Bas Mattingly Master, LLC, a trust controlled by J. Bas Mattingly, Vice President of Business Development of the Company.  The note carries an interest rate of 7% per annum and was extended through June 30, 2011.  The Company purchased US Install LLC to diversify its revenue sources.  For the years ended December 31, 2010, 2009 and 2008, the Company recorded a partial impairment to the US Install goodwill of $25, $0 and $50, respectively.  The remaining balance of the US Install goodwill is $25.

NOTE 3 – Inventories

Inventories consisted of the following at December 31:
	2010	2009
DirecTV – serialized	$2,687	$2,948
DirecTV – non-serialized	5,513	3,455
Other	2,866	2,158
Total	$11,066	$8,561

NOTE 4 - Property and Equipment

Property and equipment consisted of the following at December 31:

	2010	2009
Leasehold improvements	$1,101	$1,074
Office equipment and furniture	7,782	7,242
Subscriber related equipment	11,455	10,714
Property and equipment under capital lease obligations	1,556	1,566
Total property and equipment	21,894	20,596
Less accumulated depreciation and amortization	(13,888)	(11,321)
Less accumulated depreciation and amortization of capital leases	(829)	(729)
Total property and equipment, net	$7,177	$8,546

Depreciation and amortization expense on property and equipment was $2,861, $2,690 and $780 for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 5 – Accrued Liabilities

Accrued liabilities consisted of the following at December 31:

	2010	2009
Payroll and related taxes	$8,696	$6,971
Accrued worker compensation claims	3,565	-
Accrued incurred but not reported health insurance claims	1,100	-
Accrued legal settlements, fees and contingencies (see Note 15)	2,997	5,684
Accrued preferred stock dividends	731	626
Accrued liability – vendor chargeback	90	40
Accrued contract labor	2,335	2,002
Accrued income taxes	-	296
Other – short term	3,457	6,407
Accrued liabilities – short term	22,971	22,026

Accrued worker compensation claims - long term	2,996	-
Accrued – long term related to legal settlement (payable in 24 equal monthly installments)	101	3,615
Multi-year insurance premium obligations	600	800
Accrued liabilities – long term	3,697	4,415
Total accrued liabilities	$26,668	$26,441

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

NOTE 6 - Long-term Debt

Long-term debt consisted of the following at December 31:

	2010	2009
Debenture payable - Convergent Capital Partners, II, L.P., see terms in note below, net of original issue discount of $192 and $288, respectively.	$4,808	$4,711

Note payable – PNC Equipment Finance, monthly installments of $1,658 including imputed interest of 9.7%, due June 2012, secured by software licenses.	27	-

Note payable – Johanson Berenson LLP. Paid in full during 2010.	-	232

Notes payable – group of accredited institutional investors. Interest is 6% payable semi-annually in cash or common stock at the Company’s election, due November 2007, collateralized by certain assets of the Company and subordinated. This note payable is past due (see note below).	47	50

Note payable – Lexstar Tower One, LP. Paid in full during 2010.	-	21

Note payable – DeLage Landen Financial Services. Paid in full during 2010.	-	12

Note payable – CIT Technology Financing Services, Inc. Paid in full during 2010.	-	9

Note payable, interest at 7%, the Company’s intent is to pay this note via reduction of life insurance proceeds, collateralized by life insurance policy owned by the Company.	49	46
Total long-term debt, net of original issue discount of $192 and $289, respectively.	4,931	5,081
Less: current portion and original issue discount of $64 and $96, respectively.	-	(228)
Long-term debt, net of current portion	$4,931	$4,853

Future maturities of long-term debt are as follows for the years ending December 31:

2011	$64
2012	5,010
2013	-
2014	-
2015	-
Thereafter	49
Total future maturities payments	$5,123

In June 2005, the Company borrowed $2,000 from Convergent Capital Partners I, L.P. in connection with an amendment of an original debt agreement.  The amendment extended the due date to May 2009.  The Company was required to pay monthly interest only payments through the due date.  The interest rate varied from 11% to 14% dependent on the Company’s stock prices.  The debenture agreement was collateralized by substantially all of the assets of the Company.  In January 2009, the Company modified the terms of its June 2005 warrant agreement with Convergent Capital.  The impact of the modification was an increase in the value of the warrants of approximately $30 which was expensed in 2009.  On May 26, 2009, the Company paid off its loan from Convergent Capital Partners I, L.P., in the amount of $1,400.

On May 27, 2009, the Company entered into a loan agreement with Convergent Capital Partners, II, L.P. for $5,000. This loan carries an interest rate of 14% and requires monthly interest only payments until December 2012 when the principal is due and payable in full.  In connection with this loan, the Company paid a closing fee to the lender of $100.  The Company also issued the lender 212,574 fully vested five year warrants with an exercise price of $3.  The gross proceeds were allocated between the note and the warrants based on the relative fair value at the time of issuance.  The warrants were valued at $347 using the Black Scholes pricing model, recorded as original issue discount, and amortized under the effective interest method over the term of the note.  The Company expensed $96 and $58 during the years ended December 31, 2010 and 2009, respectively.  In the event the Company wishes to prepay the loan a prepayment penalty will be assessed.  The loan gives the lender a first security position in the Company’s assets.  The loan contains certain covenants with regards to the Company’s quarterly earnings before interest, taxes, depreciation and amortization.  The Company was in compliance with this covenant during the years ended December 31, 2010 and 2009.

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

In November 2004, the Company borrowed $2,167 from a group of accredited institutional investors. The notes are convertible into shares of common stock at a conversion rate of $1.00 per share. The notes accrue interest at the rate of 6% per annum, which interest is payable semi-annually in cash or common stock at the Company's election. The notes were due to be paid in full November 2007.  This note payable is past due.  These notes are collateralized by certain assets and are subordinated.  The outstanding balance as of December 31, 2010 and 2009 was $47 and $50, respectively.

NOTE 7 – Related Parties Debt

Related parties debt consisted of the following at December 31:

	2010	2009
Related parties debt – short term:
Note payable – DirecTECH Holding Company, Inc., due on demand beginning April 2009, 0% interest, unsecured.	$500	$500

Note payable – Bas Mattingly, due June 2011, including interest at 4%, unsecured.	115	745

Note payable – Bas Mattingly, due June 2011, including interest at 7%, unsecured.	50	100

Related parties debt – short term	665	1,345

Related parties debt – long term:
Loan payable – DTHC payment due date January 2013, including interest at 8.25%. This note is due in full on January 1, 2013. No principal payments are required until January 1, 2013. Secured by all of the issued and outstanding stock of the DTHC operating entities.	29,449	29,856
Related parties debt	$30,114	$31,201

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

NOTE 8 – Capital Lease Obligations

The Company has lease financing facilities for property, equipment and leasehold improvements.  Leases outstanding under these agreements bear interest at an average rate of 11.59% and expire through August 2015. The obligations are collateralized by the property under lease excluding certain sold property items.  Total cost and accumulated amortization of the leased equipment was $1,556 and $829 at December 31, 2010 and $1,566 and $729 at December 31, 2009.  Amortization expense related to these obligations is included in depreciation expense.
Future minimum capital lease payments are as follows for the years ending December 31:

2011	$503
2012	269
2013	98
2014	14
2015	8
Less: amounts representing interest	(92)
Present value of future minimum lease payments	800
Less: current portion	(444)
Capital lease obligations, net of current portion	$356

NOTE 9 - Stockholders' Equity

Capital Stock Authorized

The articles of incorporation as amended authorize the Company to issue 100,000,000 shares of no par capital stock.  Authorization to individual classes of stock is determined by a Board of Directors resolution.  All shares have been allocated to common stock except for 2,435,115 shares reserved for preferred stock as follows:

•	275,000 shares of Class A cumulative convertible preferred stock,

•	60,000 shares of Class B cumulative convertible preferred stock,

•	250,000 shares of Class C cumulative convertible preferred stock,

•	250,000 shares of Class D cumulative convertible preferred stock,

•	400,000 shares of Class E cumulative preferred stock,

•	500,000 shares of Class F cumulative convertible preferred stock,

•	600,000 shares of Class G cumulative convertible preferred stock,

•	15 shares of Class H cumulative convertible preferred stock,

•	100,000 shares of Class I cumulative convertible preferred stock (this class is inactive) and

•	100 shares of Class J cumulative convertible preferred stock

On July 18, 2007, the Company’s Board of Directors authorized a 1 for 5 reverse stock split of the Company’s common stock, effective August 7, 2007.  In conjunction therewith, the Company amended its articles of incorporation to reduce its authorized capital shares from 100 million to 20 million to conform to Minnesota statutory requirements.  On August 12, 2009, the Company’s shareholders approved an increase in the Company’s authorized shares to 100,000,000 shares of no par capital stock.  This increase was formally effectuated in December 2009.  The Company gave retroactive effect of the common shares for the reverse stock split transaction in the accompanying consolidated balance sheets and the consolidated statements of operations.

Preferred Stock

This section describes the general terms and provisions of our preferred stock. A certificate of designation that contains the terms of each class or series of preferred stock has been filed with the State of Minnesota and the SEC each time we issued a new class or series of preferred stock. Each certificate of designation establishes the number of shares included in a designated class or series and fixes the designation, powers, privileges, preferences and rights of the shares of each class or series as well as any applicable qualifications, limitations or restrictions.

Our board of directors has been authorized to provide for the issuance of up to 487,103 shares of our preferred stock in multiple series without the approval of shareholders. With respect to each class or series of our preferred stock, our board of directors has the authority to fix the following terms, among others:

•	the designation of the series;

•	the number of shares within the series;

•	whether dividends are cumulative and, if cumulative, the dates from which dividends are cumulative;

•	the rate of any dividends, any conditions upon which dividends are payable, and the dates of payment of dividends;

•	whether interests in the shares of preferred stock will be represented by depositary shares;

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

•	whether the shares are redeemable, the redemption price and the terms of redemption;

•	the amount payable for each share if we dissolve or liquidate;

•	whether the shares are convertible or exchangeable, the price or rate of conversion or exchange, and the applicable terms and conditions;

•	any restrictions on issuance of shares in the same series or any other series;

•	voting rights applicable to the series of preferred stock; and

•	any other rights, priorities, preferences, restrictions or limitations of such series.

Holders of shares of preferred stock will be subordinate to the rights of our general creditors. Shares of our preferred stock that we issue in accordance with their terms will be fully paid and non-accessible, and will not be entitled to preemptive rights unless specified in the applicable certificate of designation.

The following chart summarizes certain terms of our outstanding preferred stock as of December 31, 2010.  The certificate of designation for each series should be carefully reviewed to determine exact rights and preferences of each class (in thousands, except share and liquidation preference amounts).

Class/ Series	Date of Issuance	Shares Outstanding(1)	Annual Dividend Rate	Number of shares issued upon conversion(2)	Liquidation Preference	Redeemable by Company
A	12/98	14,171	8% payable quarterly	1 shares	$ 148,796	Yes(4)
C	6/00	112,000	10% payable quarterly	.40 shares	1,120,000	Yes(5)
E	9/02	195,000	15% payable quarterly	-	1,950,000	Yes(5)
F	6/04	150,000	10% payable quarterly	1 shares	1,500,000	Yes(5)
G	9/04	11,595	8% payable quarterly	1.25 shares	115,950	--
H	11/04	1.23	6% payable semi-annually(3)	$1.00/share	123,000	Yes(6)(7)
J	12/09	100	8% payable quarterly(8)	50,000 shares	$10,000,000	No(7)
		482,867

(1)	All preferred stock is non-voting.

(2)	Preferred shares are convertible at any time. Figures are adjusted for a 1-for-5 reverse stock split of the Company’s common stock, effective August 7, 2007.

(3)	Dividends payable in common stock at a fixed rate of $1.00 per share.

(4)	Redeemable at $10.50 per share in accordance with the terms and conditions of the preferred stock certificate of designation.

(5)	Redeemable at $10.00 per share whenever the Company’s common stock price exceeds certain defined criteria and other terms and conditions of the preferred stock certificate of designation.

(6)	Redeemable at $100,000 per share in accordance with the terms and conditions of the preferred stock certificate of designation.

(7)	Redeemable at option of holder in accordance with the terms and conditions of the preferred stock certificate of designation.

(8)
Dividends are payable in cash or common stock at the Company’s sole discretion at a fixed rate of $2.00 per share; provided that the total number of shares that can be paid in such dividends may not exceed 750,000 shares.

The single Class F stockholder, at its sole discretion pursuant to a put option, can force the Company to redeem up to 50,000 Class F Preferred Shares (the equivalent of $500 worth).  This has been redeemed already.  Class H shareholders have the right to convert all or a portion of preferred shares upon the occurrence of a major transaction or triggering event as defined in the agreement and Multiband has the sole option to pay the redemption price in cash or shares of the Company’s common stock.  Class J shares have forced redemption rights at par, upon the occurrence of a major transaction or triggering event as defined in the agreement.  Classes G and J have no redemption “call” price.  Upon Multiband's call for redemption, the holders of the preferred stock called for redemption will have the option to convert each share of preferred stock into shares of common stock until the close of business on the date fixed for redemption, unless extended by Multiband in its sole discretion.  Preferred stock not converted would be redeemed.

Our ability to issue preferred stock, or rights to purchase such shares, could discourage an unsolicited acquisition proposal. For example, we could impede a business combination by issuing a series of preferred stock containing, among other rights and preferences, class voting rights that would enable the holders of such preferred stock to block a business combination transaction. Alternatively, we could facilitate a business combination transaction by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the shareholders. Additionally, under certain circumstances, our issuance of preferred stock could adversely affect the voting power of the holders of our common stock. Although our board of directors is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our shareholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over prevailing market prices of such stock. Our board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

Stock Compensation Plans

The Company has a 1999 Stock Compensation Plan, which permits the issuance of restricted stock and stock options to key employees and agents.  All outstanding incentive stock options granted under the prior 1997 Stock Options Plan continues until all agreements have expired.  There are 15,000,000 shares of common stock reserved for issuance through restricted stock, non-qualified stock option awards and incentive stock option awards.  The Plans also provide that the term of each award be determined by the Board of Directors.  Under the Plans, the exercise price of incentive stock options may not be less than the fair market value of the stock on the award date, and the options are exercisable for a period not to exceed seven years from the award date.

The Company also has a 2000 Non-employee Director Stock Compensation Plan, which permits the issuance of stock options for 5,000,000 shares of common stock to non-employee directors.  The exercise price of the stock options is the fair market value of the stock on the award date, and the options are exercisable for a period not to exceed seven years from award date.

The Company issued a total of 2,006,086 and 293,000 shares under both plans during the year ended December 31, 2010 and 2009, respectively.

Employee Stock Purchase Plan

The Company’s 2000 Employee Stock Purchase Plan, which allowed for the sale of 80,000 shares of Company common stock to qualified employees expired during 2010.  At December 31, 2010 and 2009, no shares were issued under the Plan.

Stock Subscriptions Receivable

The Company has a stock subscription from the issuance of common stock, collateralized by the stock, due to the Company.  At December 31, 2010, this receivable and the related reserve was written off.  At December 31, 2009 the balance was $123.  This agreement required monthly interest only payments of interest at 2% on the outstanding receivable balance.  At December 31, 2009, the Company had reserved $100 related to this stock subscription and interest receivable which was deemed to be uncollectible.  The outstanding balance, net of reserve, at December 31, 2009 was $26, including interest receivable of $3.

The Company had another stock subscription receivable from the issuance of common stock, collateralized by the stock, due to the Company.  At December 31, 2010, this receivable and the related reserve was written off.  At December 31, 2009 the balance was $123.  At December 31, 2009, the Company had reserved $123 related to this stock subscription which was deemed to be uncollectible.  The outstanding balance, net of reserve, at December 31, 2009 was $0.

Restricted Stock

The Company awards restricted common shares to selected employees.  Recipients are not required to provide any consideration other than services.  Company share awards are subject to certain restrictions on transfer, and all or part of the shares awarded may be subject to forfeiture upon the occurrence of certain events, including employment termination.  The restricted stock is valued at the grant date fair value of the common stock and expensed over the requisite service period or vesting term of the awards.  For the years ended December 31, 2010 and 2009, the Company recognized stock-based compensation expense of $271 and $0, respectively.  At December 31, 2010 and 2009, there was approximately $231 and $0, respectively, of unrecognized stock-based compensation expense associated with the non-vested restricted stock granted.  Stock-based compensation expense relating to these restricted shares is being recognized over a weighted-average period of 2.86 years.  The total fair value of shares vested during the years ended December 31, 2010 and 2009 was $100 and $0, respectively.

The following table sets forth a summary of restricted stock activity for the years ended December 31:

	Number of Restricted Shares			Weighted-Average Grant Date Fair Value
	2010	2009	2008	2010	2009	2008
Outstanding and not vested, January 1	-	-	-	$-	$-	$-
Granted	257,625	-	22,500	1.95	-	1.05
Vested	(50,000)	-	(22,500)	2.00	-	1.05
Outstanding and not vested, December 31	207,625	-	-	$1.94	$-	$-

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

Using the closing stock price of $2.84, $2.00 and $1.19, respectively, on December 31, 2010, 2009 and 2008, the number of restricted stock outstanding with an intrinsic value was 117,603, 0, and 0, respectively, with an intrinsic value of $234,013, $0, and $0, respectively.

In August 2010, the Company awarded 3,250 shares of restricted stock in the amount of $6 to certain employees of the Company.  The value of the restricted stock was established by the market price on the date of grant.  These restricted shares vest over three years and were awarded as performance bonuses pursuant to the Company’s 1999 Stock Compensation Plan.

In January 2010, the Company awarded 50,000 shares of restricted stock in the amount of $100 to four directors of the Company.  The value of the restricted stock was established by the market price on the date of grant.  These restricted shares were immediately vested and were awarded as performance bonuses pursuant to the Company’s 2000 Non-employee Directors Stock Compensation Plan.

In January 2010, the Company awarded 84,375 shares of restricted stock in the amount of $169 to an officer of the Company.  The value of the restricted stock was established by the market price on the date of grant.  These restricted shares vest over three years and were awarded as performance bonuses pursuant to the Company’s 1999 Stock Compensation Plan.

In January 2010, the Company awarded 120,000 shares of restricted stock in the amount of $228 to an officer of the Company.  The value of the restricted stock was established by the market price on the date of grant.  These restricted shares vest over two years and were awarded as performance bonuses pursuant to the Company’s 1999 Stock Compensation Plan.

In May 2008, the Company awarded 22,500 shares of restricted stock in the amount of $23 to two officers of the Company. These restricted shares were immediately vested and were awarded as performance bonuses pursuant to the Company’s 1999 Stock Compensation Plan.

Stock Options

Stock option activity is as follows for the years ended December 31:

	Options			Weighted-Average Exercise Price
	2010	2009	2008	2010	2009	2008
Outstanding, January 1	908,517	663,032	659,832	$4.97	$7.05	$7.15
Granted	2,006,086	293,500	41,500	1.82	1.25	1.87
Cancelled	(85,967)	(48,015)	(8,300)	3.79	19.35	3.82
Expired	(6,000)	-	(30,000)	23.75	-	3.00
Outstanding, December 31	2,822,636	908,517	663,032	$2.73	$4.97	$7.05

The weighted average grant date fair value of options granted during the years ended December 31, 2010, 2009, and 2008 was $1.33, $0.90, and $1.48, respectively.  Options exercisable at December 31, 2010, 2009, and 2008 were 832,636, 675,985, and 625,601, respectively.  The weighted average price of exercisable options for the years ended December 31, 2010, 2009, and 2008 was $5.02, $6.24, and $7.34, respectively.  The total fair value of stock options vested during the years ended December 31, 2010 and 2009 was $3,830 and $3,650, respectively.

In January 2010, the Company issued 50,000 shares of stock options with a Black-Scholes valuation of $70 to four directors of the Company.  These seven-year stock options were immediately vested and were issued as long-term incentive compensation pursuant to the Company’s 2000 Non-employee Directors Stock Compensation Plan.

In January 2010, the Company issued 84,375 shares of stock options with a Black-Scholes valuation of $128 to an officer of the Company.  These seven-year stock options vest over four years and were issued as long-term incentive compensation pursuant to the Company’s 1999 Stock Compensation Plan.

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

In February 2010, the Company issued 59,211 shares of stock options with a Black-Scholes valuation of $79 to an officer of the Company.  These seven-year stock options vest immediately and were issued as long-term incentive compensation pursuant to the Company’s 1999 Stock Compensation Plan.

During 2010, the Company issued 1,812,500 shares of stock options with a Black-Scholes valuation of $2,309 to various employees of the Company.  These seven-year stock options vest over three years and were issued as long-term incentive compensation pursuant to the Company’s 1999 Stock Compensation Plan.

In January 2009, the Company issued 80 shares of stock options with a Black Scholes valuation of $72 to four directors of the Company.  These seven-year stock options were immediately vested and were issued as long-term incentive compensation pursuant to the Company’s 2000 Non-employee Directors Stock Compensation Plan.

In January 2009, the Company issued 214 shares of stock options with a Black Scholes valuation of $193 to two officers of the Company.  These seven-year stock options vest over four years and were issued as long-term incentive compensation pursuant to the Company’s 1999 Stock Compensation Plan.

During the years ended December 31, 2010, 2009 and 2008, respectively, there were 85,967, 5,617 and 8,300 options forfeited or canceled.

Options outstanding and exercisable as of December 31, 2010 are as follows:

			Outstanding			Exercisable
				Weighted - Average			Weighted-
Range of Exercise Prices			Options	Exercise Price	Remaining Contractual Life-Years	Options	Average Exercise Price
$0.96	to	$3.85	2,312,786	$1.78	5.88	322,786	$1.79
4.25	to	6.90	158,580	6.13	3.79	158,580	6.13
7.00	to	8.60	343,370	7.37	3.54	343,370	7.37
9.25	to	10.00	5,900	9.50	3.27	5,900	9.50
22.00	to	22.00	2,000	22.00	0.08	2,000	22.00
$0.96	to	$22.00	2,822,636	$2.73	5.47	832,636	$5.02

A summary of the status of the Company’s nonvested options as of December 31, 2010 and changes during the year ended December 31, 2010 are as follows:

	Options	Weighted-Average Grant Date Fair Value
Nonvested, December 31, 2009	232,532	$0.97
Granted	2,006,086	1.33
Vested	(156,651)	1.21
Cancelled	(85,967)	1.60
Expired	(6,000)	-
Nonvested, December 31, 2010	1,990,000	$1.29

Using the closing stock price of $2.84, $2.00 and $1.19, respectively, on December 31, 2010, 2009 and 2008, the number of options outstanding with an intrinsic value was 2,160,386, 307,900 and 5,100, respectively, with an intrinsic value of $3,675, $385, and $5, respectively.

Using those same closing stock prices of $2.84, $2.00 and $1.19, respectively, on December 31, 2010, 2009 and 2008, the numbers of options exercisable was 295,486, 84,800 and 0, respectively, with an intrinsic value of $494, $106 and $0, respectively.

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

There were no options exercised and therefore the intrinsic value of options exercised in 2010, 2009 and 2008 amounted to $0, $0, and $0, respectively.

Stock Warrants

Stock warrants activity is as follows for the years ended December 31:

	Outstanding			Weighted - Average Exercise Price
	2010	2009	2008	2010	2009	2008
Outstanding, January 1	1,668,273	1,485,833	3,088,873	$6.56	$7.25	$7.64
Granted	43,150	212,574	2,920	1.80	3.00	2.20
Exercised	-	-	-	-	-	-
Forfeited	(1,288,979)	(30,134)	(1,605,960)	7.23	5.52	7.85
Outstanding, December 31	422,444	1,668,273	1,485,833	$4.03	$6.56	$7.25

The weighted-average grant-date fair value of warrants granted during the years ended December 31, 2010, 2009, and 2008 was $1.31, $1.75, and $0.56, respectively.

Warrants outstanding and exercisable as of December 31, 2010, are as follows:

				Weighted - Average
Range of Exercise Prices			Warrants	Remaining contractual life	Exercise prices
$1.80	to	$2.20	46,070	4.10	$1.83
3.00	to	5.00	346,374	1.68	3.69
11.25	to	11.25	30,000	0.73	11.25
$1.80	to	$11.25	422,444	1.61	$4.03

 Stock warrants issued for the years ended December 31 were awarded for:

	2010	2009	2008
Preferred stock dividends	43,150	-	-
Issuance of debenture payable	-	212,574	-
Services rendered	-	-	2,920
	43,150	212,574	2,920

During the year ended December 31, 2010, the Company issued 43,150 five-year warrants in lieu of cash for preferred stock dividends with a weighted average exercise price of $1.80.  These warrants were valued at $57 using the Black Scholes pricing model.

During the year ended December 31, 2009, the Company issued 212,574 four-year and seven month warrants in connection with the debenture payable (see Note 6) with a weighted average exercise price of $3.00.  These warrants were valued at $347 using the Black Scholes pricing model.

During the year ended December 31, 2008, the Company issued 2,920 three-year warrants for services related to sales commissions with a weighted average exercise price of $2.20.  These warrants were valued at $2 using the Black Scholes pricing model.

The fair value of stock warrants is the estimated present value at grant date using the Black Scholes pricing model with the following weighted-average assumptions (see Note 1):

	2010	2009	2008
Risk-free interest rate	2.53%	2.00%	1.12%
Expected life	5 years	4 years	3 years
Expected volatility	95%	95%	95%
Expected dividend rate	0%	0%	0%

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

NOTE 10 – Noncontrolling Interest

Equity of noncontrolling interest (previously minority interest) in subsidiaries consisted of the following at December 31:

	2010	2009
Noncontrolling interest in subsidiaries, beginning balance	$-	$3,471
Purchase of 80% of NE, SC, EC, MBMDU, DV & Security	-	6,306
Purchase of 29% of NC from noncontrolling interest	-	(2,054)
Net income (loss) attributable to the noncontrolling interest in subsidiaries	-	(1,727)
Purchase remaining 20% of NC, NE, SC, EC MBMDU, DV & Security from noncontrolling interest	-	(5,996)
Noncontrolling interest (previously minority interest) in subsidiaries, ending balance	$-	$-

NOTE 11 – Business Segments

The Company has three reporting segments.  Multiband Corp. segment (MBCorp) includes corporate expenses (e.g. corporate administrative costs), interest income, interest expense, depreciation and amortization.  The MDU segment (MNMDU, MBSS, MBMDU and MBUSA) represents results as the master service operator for DirecTV and provides voice, data and video services to residential multi-dwelling units as the principal to subscribers.  The HSP segment (NE, SC, EC, NC, DV and Security) provides the installation and service of DirecTV video programming, internet and home security systems for residents of single family homes.  Segment disclosures by entity are provided to the extent practicable under the Company's accounting system.

Segment disclosures are as follows:

Year ended December 31, 2010	MBCorp	MDU	HSP	Total
Revenues	$-	$23,467	$242,127	$265,594
Income (loss) from operations	(4,730)	(2,338)	20,737	13,669
Income (loss) before income taxes and noncontrolling interest in subsidiaries	(5,987)	(2,599)	18,164	9,578
Identifiable assets	18,306	11,118	82,244	111,668
Depreciation and amortization	631	2,965	4,702	8,298
Capital expenditures	350	855	99	1,304

Year ended December 31, 2009	MBCorp	MDU	HSP	Total
Revenues	$-	$25,187	$243,807	$268,994
Income (loss) from operations	(3,788)	(1,038)	(2,397)	(7,223)
Income (loss) before income taxes and noncontrolling interest in subsidiaries	(5,015)	(998)	(4,958)	(10,971)
Identifiable assets	2,510	12,547	84,474	99,531
Depreciation and amortization	417	4,066	6,423	10,906
Capital expenditures	270	2,611	56	2,937

Year ended December 31, 2008	MBCorp	MDU	HSP	Total
Revenues	$-	$19,290	$23,696	$42,986
Income (loss) from operations	(2,943)	1,511	2,335	903
Income (loss) before income taxes and noncontrolling interest in subsidiaries	(1,114)	1,480	2,363	2,729
Identifiable assets	5,567	7,471	13,005	26,043
Depreciation and amortization	698	2,295	32	3,025
Capital expenditures	60	87	24	171

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

NOTE 12– Income Taxes

The Company has federal net operating losses of $58,213 and state net operating losses of approximately $44,631, at December 31, 2010, which, if not used, will expire from 2011-2029.  Changes in the stock ownership of the Company have placed limitations on the use of these net operating loss carryforwards (NOLs).  The Company has performed an IRC Section 382 study and determined that a total of four ownership changes had occurred since 1999.  As a result of these ownership changes, the Company’s ability to utilize its net operating losses is limited. Federal net operating losses are limited to a total of approximately $48,700, consisting of annual amounts of approximately $9,000 per year for each of the years 2010-2012, $3,700 in 2013 and $1,100 per year thereafter. State net operating losses are limited to a total of approximately $21,500. We believe that approximately $20,000 of federal net operating losses and $29,000 of state net operating losses will expire unused due to IRC Section 382 limitations. These limitations could be further restricted if additional ownership changes occur in future years.  The amount of the deferred tax asset not expected to be realized is reported net of a valuation allowance.

The Company assesses the potential realization of net deferred tax assets on an annual basis, or on an interim basis if the circumstances warrant.  If the Company’s actual results and updated projections vary significantly from the projections used as a basis for this determination, the Company may need to increase or decrease the valuation allowance against the gross deferred tax assets.  The Company would adjust its valuation allowance in the period the determination was made.  The Company considers projected future taxable income and ongoing tax planning strategies then records a valuation allowance to reduce the carrying value of the net deferred taxes for amounts that are unable to be realized.  Based on existing contracts, the Company used a discounted projection of its revenue and expenses over the next five years, to determine the level of existing net operating loss carryforwards it will be able to offset against taxable income in that period which approximates the term of our HSP contract with DIRECTV including a one year renewal term.  Based upon the Company’s assessment of all available evidence, including previous years’ income, estimates of future profitability, and the Company’s overall prospects of future business, the Company determined that the Company will be able to realize a portion of the deferred tax assets in the future, and as a result recorded $5,116 of income tax benefit for the year ended December 31, 2010, which includes a $12,400 release of the valuation allowance.

The Company analyzed its other deferred tax assets and liabilities outstanding at December 31, 2010.  A portion of the valuation allowance was removed for the amount projected to reverse.  As of December 31, 2009, the Company believed it was more likely than not that it would be unable to fully utilize the deferred tax assets.  Accordingly, a full valuation allowance against its deferred tax assets was recorded as of that date.  At December 31, 2010 and 2009, the valuation allowance was $14,401 and $23,070, respectively.  The change in the valuation allowance was $8,669, $(5,897), and $(1,147) for the years ended December 31, 2010, 2009 and 2008, respectively.  The change in the valuation allowance shown in the effective tax rate reflects the current year’s activity.  It does not include a change in the valuation allowance due to adjustments in the deferred items for adjustments, true-ups, and purchase accounting entries that do not affect the current year’s tax provision.

During the fourth quarter of 2010, Company revised certain assumptions of the projected taxable income previously estimated during the year.  The Company accelerated the payment of an outstanding liability and paid off the remaining balance of $3,458 during the fourth quarter of 2010. The Company also completed its IRC Section 382 federal net operating loss carryforward study prior to the issuance of the 2010 consolidated financial statements.  The study used an alternative method for determining the IRC Section 382 limitation than had been used in the prior analysis.  The original estimate of the net operating loss limitation was $6,294 for each of the next five years.  As a result of the final study during the fourth quarter of 2010, the net operating loss limitation is approximately $9,000 for each of the next three years.  These revisions have been recorded and accounted for as a change in estimate due to new information including changes in facts and circumstances that were not reasonably knowable previously.   The impact of recording these revisions in the fourth quarter was an increase in net income of approximately $1,639, or $0.16 and $0.10 basic and diluted per share, respectively, for the three months ended December 31, 2010.

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

In 2009, the Federal income tax return of the Company included the former operating entities of DirecTech Holding Company (see Note 2).  The Company acquired $10,191 of net deferred tax assets which includes federal net operating loss carryforwards of $24,158 equating to a deferred tax asset of $8,213, and state net operating loss carryforwards of $15,368 equating to a deferred tax asset of $815.  As of December 31, 2009, the acquired net deferred tax assets had a full valuation allowance to reserve against those deferred tax assets as the Company believed it was more likely than not that it would be unable to utilize the acquired deferred tax benefits.  During 2010, the Company determined that a portion of these deferred tax assets would be utilized and reduced the previously established valuation allowance.

The state tax expense reported is due to some of the subsidiaries having taxable income in states where the state requires filing separate company income tax returns instead of filing on a consolidated basis with members of the consolidated group.  Other state tax expense is associated with the tax liability being calculated off of gross receipts, capital, or some other non-income method of computation. Components of income tax expense (benefit) for 2010 and 2009 are:

2010 Income tax expense (benefit)	Federal	State	Total
Current	$1,343	$1,036	$2,379
Deferred	(6,947)	(548)	(7,495)
Total	$(5,604)	$488	$(5,116)

2009 Income tax expense	Federal	State	Total
Current	$-	$406	$406
Deferred	-	-	-
Total	$-	$406	$406

2008 Income tax expense	Federal	State	Total
Current	$952	$180	$1,132
Deferred	-	-	-
Total	$952	$180	$1,132

Components of net deferred income taxes are as follows at December 31:

	2010	2009
Deferred income tax assets:
Net operating loss carryforwards and tax credits	$22,223	$26,487
Stock-based compensation / compensation accruals	1,804	1,159
Accrued liabilities/reserves	4,906	3,969
Total net income tax assets	28,933	31,615
Less valuation allowance	(14,401)	(23,070)
	14,532	8,545
Deferred income tax liabilities:
Prepaid Expenses	111	5
Amortization of intangibles and goodwill, including impairment	6,114	8,436
Depreciation	812	104
Total deferred income tax liabilities	7,037	8,545
Net deferred income tax assets	$7,495	$-

Net Deferred taxes recorded on the balance sheet:
Net deferred tax assets/(liabilities) - current	$5,598	$-
Net deferred tax assets/(liabilities) – long-term	1,897	-
Total net deferred taxes recorded on the balance sheet	$7,495	$-

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

Income tax computed at the federal statutory rate reconciled to the effective tax rate is as follows for the years ended December 31:

	2010	2009	2008
Federal statutory tax provision (benefit) rate	34.0%	(34.0)%	34.0%
State tax, net of federal benefit	5.3	(2.3)	6.0
Other	3.7	-	-
Change in valuation allowance	(96.4)	40.0	2.0
Effective tax rate	(53.4)%	3.7%	42.0%

The Company has the following net operating loss carryforwards at December 31, 2010, for income tax purposes:

Year of Expiration	Federal Net Operating Loss	State Net Operating Loss
2011	$-	$202
2012	-	783
2013	-	2,636
2014	-	3,312
2015	-	2,598
2016	-	1,435
2017	-	4,748
2018	-	4,112
2019	-	2,379
2020	2,892	1,422
2021	4,726	1,065
2022	4,353	5,381
2023	-	3,115
2024	4,254	2,370
2025	7,181	2,356
2026	5,248	1,513
2027	20,685	2,575
2028	8,874	720
2029	-	1,909
	$58,213	$44,631

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position.  For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.  As of December 31, 2010, we did not have any material uncertain tax positions.

It is our practice to recognize interest and penalties related to income tax matters as a component of income tax expenses on the consolidated statement of operations.  As of December 31, 2010, we had an immaterial amount of accrued interest and penalties.

We are subject to income taxes in the U.S. federal jurisdiction, and various state jurisdictions.  Tax regulations from each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply.  With few exceptions, we are no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 1999. Typically the statute of limitations is 3 years for the federal and 5 years for the state tax returns.  Multiband’s statutes are open back to 1999 due to net operating losses available from those years.  We are not currently under examination by any taxing jurisdiction.

We had no significant unrecognized tax benefits as of December 31, 2010 and 2009 that would reasonably be expected to affect our effective tax rate during the next twelve months.

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

NOTE 13 - Supplemental Cash Flows Information

	2010	2009	2008
Cash paid for interest, net of amortization of OID and interest discount	$4,008	$1,924	$347
Cash paid for federal and state income taxes	5,325	761	681

Non-cash investing and financing transactions:
Reduction of related party debt with exchange for preferred stock	-	1,500	-
Reduction of accounts payable from sale of intangible assets and equipment	-	446	-
Reduction in related party debt by other receivable – related party for legal settlement	-	3,904	1,946
Reduction of related party debt by other receivable related party for legal fees paid on behalf of Directech	175	96	-
Reduction of stock subscription receivable via cancellation of common stock	-	-	61
Reduction of other receivable-related party with increase in fixed assets	-	-	543
Purchase of 51% of Michigan Microtech, Incorporated via issuance of notes payable and common stock, net of discount for imputed interest	-	-	5,783
Purchase of property and equipment with the increase in capital lease obligations	393	622	341
Purchase of intangible assets with the issuance of common stock and short term notes payable	163	-	-
Purchase of US Install via issuance of common stock	-	-	102
Acquisition of securities available for sale upon expiration of contingent rights	-	-	122
Intrinsic value of preferred dividends	3	5	58
Conversion of Class H preferred into common stock	2	8	-
Purchase of 29% of outstanding stock of NC (formerly MMT) with issuance of short and long-term notes payable	-	1,660	-
Interest paid with the issuance of common stock	3	4	-
Increase in prepaid expense via short term debt issued	8,806	17	-
Increase in short term debt via offset to accounts payable	-	159	-
Purchase 80% of outstanding stock of DirecTECH operating entities via payment to escrow in 2008	-	500	-
Conversion of notes payable and accrued interest to common and preferred stock	-	-	23
Conversion of preferred stock to common stock	-	-	3,895
Warrants issued for long term financing	-	347	-
Conversion of preferred stock dividends into common stock	902	264	179
Reduction of notes payable via reduction of related party receivable in connection with the purchase of 80% of outstanding stock of DirecTECH operating entities	-	5,844	-
Purchase 80% of outstanding stock of DirecTECH operating entities via issuance of short and long term notes payable	-	38,240	-
Common stock issued for services to be rendered, recorded as a prepaid asset	-	-	128
Purchase of remaining 20% of outstanding stock of DirecTECH operating entities via issuance of Class J preferred shares	-	10,000	-
Payment of debt with issuance of common stock	-	106	-
Payment of accrued expenses with the issuance of common stock	-	87	-
Reduction of accrued expenses with the issuance of stock options	113	-	-
Conversion of debt into common stock	-	17	-
Conversion of accounts payable into debt	-	394	-
Increase in prepaid expense with the increase in long term debt	36	-	-
Warrants issued for dividends	57	-	-
Common stock issued for deferred financing fees	181	-	-
Common stock issued for services and revenue share payments	62	-	-

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

NOTE 14 - Retirement Savings Plan

The Company has 401(k) profit sharing plan covering substantially all full-time employees.  Employee contributions are limited to the maximum amount allowable by the Internal Revenue Code.  The Company made no discretionary contributions for any of the years presented.

NOTE 15 - Commitments and Contingencies

Operating leases - buildings

The Company has various operating leases for its corporate office space and warehouses with lease terms expiring at various dates through June 2017.  The monthly base rents range from approximately $170 to $175.  The leases contain provisions for payments of real estate taxes, insurance and common area costs.

Total rent expense for the years ended December 31, 2010, 2009 and 2008 including common area costs and real estate taxes was approximately $2,482, $2,409 and $584, respectively.

Future minimum rental payments are as follows for the years ending December 31:

Year	Amount
2011	$1,846
2012	1,453
2013	864
2014	389
2015	279
Thereafter	58
$4,889

Operating leases - vehicles

The Company leases substantially all of its fleet vehicles under operating leases from one lessor.  Each lease commences upon the in-service date of the vehicle and requires scheduled lease payments to be paid monthly for one year.  After one year, the Company has the option to renew the lease as open ended or surrender the leased vehicle to the lessor to be sold.  If the net proceeds of such sale exceed the vehicle’s then depreciated value, the lessee receives the benefit of such excess. If there is a deficiency upon such sale, then lessee is required to pay the deficiency as additional rent to lessor.  For the years ended December 31, 2010 and 2009, the Company recognized a loss on the sale of vehicles of approximately $762 and $233, respectively.  For the years ended December 31, 2010, 2009 and 2008, the Company’s operating lease expense under the lease totaled approximately $7,912, $7,930 and $1,080, respectively.  In addition, the Company has a security deposit with the lessor in the amount of approximately $1,701 and $1,701 which is included in other assets in the accompanying consolidated balance sheets as of December 31, 2010 and 2009, respectively.  Future minimum rental payments for all vehicles put in service in 2010 for the year ended December 31, 2011 is $1,297.

Significant Relationship

The Company is a master agent for DirecTV pursuant to a system operator agreement with DirecTV dated August 2005.  Under that agreement the Company is required to ensure that its system operators meet minimum technical DirecTV system standards so that the system operator subscribers may properly receive DirecTV programming services.  The initial term of the agreement is for three years and provides for two additional two-year renewals if the Company has a minimum number of paying video subscribers in its system operator network.  The Company has met the requirements and has completed the first two year automatic renewal period.  Currently the Company is on a month-to-month term while the agreement is in the process of being negotiated.

The Company also has a separate home service provider agreement with DirecTV ending September 30, 2014.  The term of this agreement with DirecTV will automatically renew as of October 1, 2014 for additional one year periods unless either the Company or DirecTV gives written notice of termination at least 90 days in advance of expiration of the then current term.  Termination of the Company's DirecTV agreements would have a material adverse impact on the Company's on-going operations.  Revenues generated from DirecTV amounted to 99.0%, 99.2% and 91.3% of total revenue in 2010, 2009 and 2008, respectively.  Accounts receivable from this customer were 84.1% and 88.5% of total accounts receivable as of December 31, 2010 and 2009, respectively.  The Company purchases a substantial portion of its inventory from DirecTV.  DirecTV is the only supplier of the major components (i.e., dishes and receivers) used in HSP segment installations.  The total accounts payable to DirecTV, related to inventory supplied by DirecTV, was $17,009 and $14,886 at December 31, 2010 and 2009, respectively.

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

Bulk Subsidy Reserve

Bulk subsidy revenue is generated when bulk subscriber counts are greater than the benchmark set by DirecTV.  The Company reviews the subscriber counts associated with bulk properties on a periodic basis to determine bulk subscriber counts over the total units at the property.  Based on its review, the Company estimates that the result of this analysis will be a reduction to the subscriber count of approximately 500 and 375 active bulk subscribers at December 31, 2010 and 2009, respectively.  The Company has recorded a bulk subsidy reserve of $100 and $75 at December 31, 2010 and 2009.  This reserve is netted against DirecTV estimated receivables on the consolidated balance sheets and netted against revenues in the consolidated statement of operations for the years ended December 31, 2010, 2009 and 2008.

Legal proceedings

The Company is subject to claims, regulatory processes and lawsuits that arise in the ordinary course of business.  The Company accrues for such matters when a loss is considered probable and the amount of such loss, or a range of loss, can be reasonably estimated. The Company’s defense costs are expensed as incurred.  The Company has recorded $3,098 and $9,299 of accrued liabilities as of December 31, 2010 and 2009, respectively, for claims and known and potential settlements and legal fees associated with existing litigation.

The majority of the accrual as of December 31, 2009 related to claims for back overtime wages alleged in a number of cases filed between 2006 to 2008 entitled Lachiev v. JBM (S.D. Ohio); Davis v. JBM (S.D. Ohio); Gruchy v. DirecTech Northeast (D. Mass); Stephen v. Michigan Microtech (E.D. Mich); and In re DirecTECH Southwest, Inc. (E.D. La).  Effective December 31, 2009, the Company settled in principal all of these claims, with the exception of Gruchy v. DirecTech Northeast.  While the Company and its predecessors denied the allegations underlying the lawsuits, they agreed to a settlement to avoid significant legal fees, the uncertainty of a jury trial, and other expenses and management time that would have to be devoted to protracted litigation.  The Company recorded the settlement of $6,729, net of imputed interest of $575 and including administration fees and estimated payroll taxes (see Note 2).  The aforementioned settlement was being paid in equal installments of $291 until December 2010 when the majority of the balance was paid off.  The remaining balance of the settlement as of December 31, 2010 is $355, which will be paid in 2011.  In December 2010, the Company settled the Gruchy case in principle for approximately $500, which will be paid during 2011.

In connection with the purchase of the operating subsidiaries of DTHC, the Company has the right to offset a portion of certain claims against the note to DTHC.  In relation to the settlement noted above, the Company offset $156 and $3,904 during the years ended December 31, 2010 and 2009, respectively.  The Company has recorded a receivable of $352 and $1,011 as of December 31, 2010 and 2009, respectively, which represents an estimate of the amount that will be recovered from DTHC including legal fees for the remaining litigation.

In December 2009, the US Department of Labor (DOL) sued various individuals that are either shareholders, directors, trustees and/or advisors to DirecTECH Holding Company (DTHC) and its Employee Stock Ownership Plan (ESOP).  Multiband Corporation was not named in this complaint.  Various defendants in this matter have made requests to Multiband for advancement or reimbursement of legal fees to defend the case.  Two of those Defendants, Robert Eddy and Woody Bilyeu, have filed suit against DTHC, Multiband and certain Multiband operating subsidiaries for reimbursement of said fees.  In an ancillary count, Bilyeu has also filed suit seeking acceleration of his promissory note with DTHC which totals approximately $9,600 as of this writing.  The basis for these reimbursement requests are certain corporate indemnification agreements that were entered into by the former DTHC operating subsidiaries and Multiband itself.  To date, Multiband has denied all requests for indemnification of legal fees in this matter for, in part, the following reasons: 1) Similar indemnification agreements as the ones in question here were declared illegal under Federal law by a California federal appeals court; 2) The Company believes the primary remedy the DOL is seeking from the defendants is one of “disgorgement” from the individual DTHC shareholders; 3) Multiband has no obligation to indemnify DTHC individual shareholder conduct.  Notwithstanding the above, the outcome of the matter is uncertain at present and Multiband cannot definitively predict based on the current facts known to it, whether it ultimately will have any material expense in the matter.

Additionally, the Company is subject to pending claims, regulatory processes and lawsuits for which losses are not probable and amounts cannot be reasonably estimated.  Those losses could ultimately be material to the Company’s financial position, results of operations and cash flows.

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

Line of credit

The Company has a line of credit agreement with a bank that provides borrowings up to $50, due on demand.  Amounts outstanding under this line of credit carry an interest rate defined as the prime rate plus 3.0% (6.25% as of December 31, 2010).  As of both December 31, 2010 and 2009, the amount outstanding was $49.  This line of credit is guaranteed by J. Bas Mattingly, Vice President of Business Development of the Company.

Short-term financing

During 2010, the Company entered into a short-term financing agreement with First Insurance Funding Corporation in the amount of $8,806 for workers compensation, business and auto insurance.  This financing agreement carried an interest rate of 6.12% and required monthly payments of principal and interest of $1,004 through October 2010.  As of December 31, 2010, the financing agreement was paid in full.

Equity financing

On August 3, 2010, the Company signed a $10,000 purchase agreement to sell shares of the Company’s common stock to Lincoln Park Capital Fund, LLC (LPC), an Illinois limited liability company.  If declared effective by the SEC, the Company would use any proceeds from this agreement for working capital to support current operations and for other general corporate purposes; which may involve expansion of those operations and/or reduction of existing debt.  We also entered into a registration rights agreement with LPC whereby we agreed to file a registration statement related to the transaction with the U.S. Securities & Exchange Commission (SEC) covering the shares that have been issued or may be issued to LPC under the purchase agreement.  After the SEC has declared effective the registration statement related to the transaction, we have the right, in our sole discretion, over a 25-month period to sell our shares of common stock to LPC in amounts up to $500 per sale, depending on certain conditions as set forth in the purchase agreement, up to the aggregate commitment of $10,000.  As of this writing, the registration statement has not been declared effective but is pending under SEC review.

There are no upper limits to the price LPC may pay to purchase our common stock and the purchase price of the shares related to the $10,000 of future funding will be based on the prevailing market prices of the Company’s shares immediately preceding the time of sales without any fixed discount, and the Company will control the timing and amount of any sales of shares to LPC.  LPC shall not have the right or the obligation to purchase any shares of our common stock on any business day that the purchase price would be below $1.40 per share and we anticipate only selling to LPC when the purchase price is above $1.62 per share, which is above the closing market price on August 2, 2010.

In consideration for entering into the $10,000 agreement, we issued to LPC, 103,164 shares of our common stock as a commitment fee and shall issue 103,164 common shares pro rata as LPC purchases the first $5,000 of the $10,000 aggregate commitment.  The commitment fee of $190 is being amortized over the 25 month term of the agreement.  The purchase agreement may be terminated by us at any time at our discretion without any cost to us.  There are no negative covenants, restrictions on future fundings, penalties or liquidated damages in the agreement.  The proceeds received by the Company under the purchase agreement are expected to be used for working capital and other general corporate purposes.

NOTE 16 – Related Party Transactions

On September 1, 2009, the Company entered into an unsecured short term promissory note in the amount of $800 with J. Basil Mattingly, Vice President of Business Development of the Company.  The balance at December 31, 2010 and 2009 is $115 and $745, respectively.  The note carries an interest rate of 4% per annum and payment of its remaining balance as of December 31, 2010 was extended to June 30, 2011.

On January 2, 2009, the Company entered into a promissory note in the amount of $40,200 with DTHC, due January 1, 2013, bearing interest at an annual rate of 8.25% (subject to adjustment in the event of a default).  The note was subsequently adjusted by $6,344 for an offsetting receivable which was on Multiband’s books as of December 31, 2008.  This reduced the amount of this promissory note to $33,856.  The Company has the right to offset a portion of certain claims against the note to DTHC once those claims are resolved.  During the years ended December 31, 2010 and 2009, respectively the Company offset $408 and $4,000 of its claims against the outstanding balance.  The balance as of December 31, 2010 and 2009, respectively, was $29,449 and $29,856, respectively (see Note 2 and 15).  The note is secured by the stock and assets of all of the DTHC operating entities.  On January 2, 2009, the Company also entered into a short-term non-interest bearing note of $500 which has not been paid (see Note 2).

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

Proceeds for the acquisition of US Install Inc. by the Company completed in February 2008 were obtained via an unsecured promissory note in the amount of $100 between Multiband and Bas Mattingly Master, LLC, a trust controlled by J. Basil Mattingly, Vice President of Business Development of the Company.  The balance of this note is $50 and $100 at December 31, 2010 and 2009, respectively.  The note carries an interest rate of 7% per annum and was extended to June 30, 2011.

James Mandel, CEO of Multiband, loaned DTHC $100 in a short-term unsecured subordinated note, paying simple interest monthly at 10% and due October 2008.  The loan was repaid in full in March 2010.

The Company has a receivable due from a DTHC with no defined terms.  The balance of this receivable was $518 at December 31, 2010 and 2009, respectively.

In connection with the purchase of the operating subsidiaries of DTHC, the Company has the right to offset a portion of certain claims against the note to DTHC.  The Company has recorded a receivable of $352 and $1,011 as of December 31, 2010 and 2009, respectively, which represents an estimate of the amount that will be recovered from DTHC including legal fees for the remaining litigation.

In 2010, the Company redeemed 5,000 shares of preferred series E stock for $50 cash to director Eugene Harris.

In 2010, the Company redeemed 10,000 shares of preferred series E stock for $100 cash to director Frank Bennett.

In 2009, the Company issued 55,000 shares of preferred series E stock for $550 cash to director Eugene Harris.  In the years ended December 31, 2010 and 2009, respectively, the Company paid $94 and $19 of preferred stock dividends to this director.  Payment has been in the form of cash and warrants.

In 2009, the Company issued 155,000 shares of preferred series E stock for $50 cash to director Frank Bennett.  In the years ended December 31, 2010 and 2009, respectively, the Company has paid $269 and $54 of preferred stock dividends to this director.  Payment has been in the form of cash, common stock and warrants.

The above transactions were approved by the disinterested members of the Company’s audit committee.

On May 26, 2009, the Company entered into a separate short-term loan with director Frank Bennett in the amount of $1,400.  This loan was paid in full on May 28, 2009.  The terms of the loan was approved by the disinterested members of the Company’s audit committee.

On April 15, 2009, the Company entered into an unsecured short term promissory note in the amount of $1,500 with director Frank Bennett.  The note carried an interest rate of 6% with a 1% origination fee totaling $15, and was due May 15, 2009.  On May 4, 2009, the note was extended until June 15, 2009.  On June 15, 2009, the note was extended until June 14, 2011.  The terms of the loans were approved by the disinterested members of the Company’s audit committee.  On September 30, 2009, this note was effectively paid off with the issuance of 150,000 shares of preferred series E stock for $1,500 to Frank Bennett.

The Company has a line of credit agreement with a bank that provides borrowings up to $50 (see Note 15).  This line of credit is guaranteed by J. Bas Mattingly, Vice President of Business Development of the Company.

The Company leases warehouse space from two individuals that have ownership via related trusts in DTHC.  DTHC owns 100 of Multiband's Class J preferred stock worth $10,000.  Lease payments amount to $4 per month plus expenses, expiring in December 2013.

Multiband and its subsidiaries lease principal offices located at 2000 44th Street SW, Fargo, ND 58013.  The Fargo base rate is $18 per month.  The Fargo property is owned in part by David Ekman, Chief Information Officer of the Company.

In 2008, Multiband and DTHC performed certain management and information systems functions for one another pursuant to management consulting and employee leasing agreements.  These agreements terminated concurrent with Multiband’s purchase of the former DTHC operating entities (Note 2).  During the year ended December 31, 2008, the Company has reduced selling, general and administrative expenses $1,285 as a reimbursement of direct expenses in relation to these management consulting agreements.

MULTIBAND CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008
(in thousands, except for shares and per share amounts)

Prior to the purchase of DirecTECH on January 2, 2009, Multiband provided support center services to a then DirecTECH MDU (DTMDU), subsidiary of DTHC, currently Multiband MDU, Incorporated (MBMDU).  The Company recorded MDU segment revenue of $416 from DTMDU for the year ended December 31, 2008.  DTMDU was also one of the system operators in the MDU segment during 2008.  The Company has recorded MDU segment revenue of $2,917 and cost of products and services of $2,895 for the year ended December 31, 2008 related to this system operator.

Multiband also had receivable balances with various DTHC entities at December 31, 2008 of $7,666.  Of this amount, $5,844 was subsequently offset in the first quarter of 2009 against the purchase price note used to acquire majority ownership of the operating subsidiaries of DTHC (Note 2).

In 2008, Multiband earned a performance bonus as part of the aforementioned management consulting agreement with DTHC of $1,447 which was paid via reduction of the debt incurred in the acquisition of MMT (see Note 2).  The Company recorded this consulting income as part of other income and expense on the statement of operations because the income does not constitute the entity’s ongoing major or central operations.  The consulting income was not a reimbursement of direct expenses.

During 2009, the Company purchased 100% of the operating subsidiaries of DTHC (see Note 2).  The following table is a condensed statement of operations for the year ended December 31, 2008, which presents the proforma financial results for the Company excluding all 2008 transactions with DTHC (unaudited):

	Multiband Corporation (as filed)	Less: DTHC Related (unaudited)	Proforma (unaudited)
Revenues	$42,986	$(3,333)	$39,653
Cost of products and services (exclusive of depreciation and amortization shown separately below)	28,426	(2,895)	25,531
Selling, general and administrative	10,500	750	11,250
Management consulting income	2,366	(2,366)	-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION

To Stockholders, Board of Directors and Audit Committee
Multiband Corporation and subsidiaries
New Hope, Minnesota

Under date of April 6, 2011, we reported on the consolidated balance sheets of Multiband Corporation and subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010 as contained in the annual report on Form 10-K for the year ended December 31, 2010, which report contained an unqualified opinion and an explanatory paragraph related to certain contractual relationships between the Company and DirecTECH Holding Company, Inc., which preceded a business combination occurring on January 2, 2009.  In connection with our audits of the aforementioned consolidated financial statements, we have also audited the related financial statement schedule as listed in the accompanying index.  This financial statement schedule is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
April 6, 2011

MULTIBAND CORPORATION AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2010, 2009 and 2008
(in thousands)

Column A	Column B	Column C	Column D		Column E
Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions		Balance at End of Year
ALLOWANCE DEDUCTED FROM ASSET TO WHICH IT APPLIES
Allowance for doubtful accounts receivable:
2010	$810	$-	$698	(A)	$112
2009	60	750	-		810
2008	75	-	15	(A)	60

Stock subscriptions and interest receivable
2010	223	25	248	(A)	-
2009	186	60	23	(A)	223
2008	161	60	35	(A)	186

(A)	Write-off uncollectible receivables

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New Hope, State of Minnesota on April 22, 2011.

MULTIBAND CORPORATION
By:
/s/ James L. Mandel
James L. Mandel Chief Executive Officer and Director

Each person whose signature appears below hereby constitutes and appoints James L. Mandel and Steven M. Bell, or either of them, such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for such person and in such person’s name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Multiband Corporation and any or all amendments (including post-effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits hereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement on Form S-1 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ James L. Mandel	Chief Executive Officer and Director	April 22, 2011
James L. Mandel	(principal executive officer)

/s/ Steven M. Bell	General Counsel, Chief Financial	April 22, 2011
Steven M. Bell	Officer and Director
(principal financial and accounting officer)

/s/ Frank Bennett	Director	April 22, 2011
Frank Bennett

/s/ John Dodge	Director	April 22, 2011
John Dodge

/s/ Eugene Harris	Director	April 22, 2011
Eugene Harris

	Director	April 22, 2011
Donald Miller